[redacted]

08003556

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Singapore Airport Terminal Services

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 07 2008
THOMSON REUTERS

FILE NO. 82- 05117 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/3/08



Taking Flight. 24/7.
Annual Report 2007/2008

3-31-08
AR/S

Singapore Airport Terminal Services

sats
one with you

We aim to be the first choice provider of airline ground services and inflight solutions by leveraging on our capability to exceed users' expectations.

(for the last five financial years)

2003-04

Revenue
$868.7m

PATMI
$188.2m

Total assets
$1,559m

Ordinary dividend per share
8.0¢



Presence in
14 airports
07 countries

Number of joint ventures
12

2005-06

Revenue
$932.0m

PATMI
$188.6m

Total assets
$1,718m

Ordinary dividend per share
10.0¢



Presence in
23 airports
10 countries

Number of joint ventures
15

TODAY

Revenue
$958.0m

PATMI
$194.9m

Total assets
$1,850m

Ordinary dividend per share
14.0¢



Presence in
40 airports
09 countries

Number of joint ventures
18

Well poised to grow beyond Singapore

SATS' pole position as the leading provider of integrated ground handling and inflight catering services at Singapore Changi Airport, as well as our proven track record of 60 years, have propelled us to make a successful transformation from a pure Singapore play to a formidable force in Asia.

Together with a strong management team, our experienced and dedicated staff work in tandem to ensure we continue to retain our renowned reputation for reliability and quality service.


SINGAPORE CHANGI AIRPORT
TERMINAL 3


A380
A380

SINGAPORE CHANGI AIRPORT
TERMINAL 2

Aligned with our clients

Underlying SATS' unique 'One with You' brand is our ability to understand and work intimately with our airline clients to help them project the intended image and branding to their respective customers. We remain committed to offering superior and unrivalled services to all our clients at the airports that we operate in.

"The Cargo and Apron teams at SATS have worked very hard and have delivered their best in terms of customer service. We are extremely happy with this strong partnership with SATS."

Mr [illegible], General Manager, All Nippon Airways

"We would like to commend SATS' Catering team for their strong support and excellent service delivery. We at China Eastern Airlines are very impressed by the team's professionalism and dedication."

Mr [illegible], General Manager, China Eastern Airlines

"We are extremely delighted that our Singapore Station has clinched the EVA Airways 'Excellent Performance Station Award' for three consecutive years and we would like to commend SATS' Apron and Cargo staff for their unwavering dedication and contribution to this remarkable achievement."

Mr [illegible], Singapore Station Manager, EVA Airways

"I wish to thank the team of Customer Service Officers from SATS for their strong commitment, cooperation and support in ensuring the smooth handling of JAL flights in Singapore. The team's sunny disposition and efforts in going the extra mile have delighted many of our passengers."

Mr [illegible], Singapore Station Manager, Japan Airlines

"The SATS Catering team at Singapore station has demonstrated professionalism and dedication to delivering outstanding service to SilkAir. The collective effort is a shining example of a highly dedicated and caring team, of whom we are all proud. For your commitment and dedication, I thank you."

Mr [illegible], Chief Executive, SilkAir



SINGAPORE CHANGI AIRPORT
TERMINAL 1




sats

SINGAPORE CHANGI AIRPORT
TERMINAL 3


sats

SATS INFLIGHT CATERING
CENTRE 2

Flying high as the number one player in Asia

Today, SATS has formed a total of 18 overseas joint ventures in Asia. With our growing footprint in China and India, our network of ground handling and inflight catering operations now spans 40 airports in nine countries, providing a significant contribution to our profitability.

With the backing of our strong partnerships with reputable airlines and joint venture partners, we are confident of building sustainable growth and profitability as the number one player in Asia and beyond.



SINGAPORE CHANGI AIRPORT
TERMINAL 3



Network in Asia

40 airports 09 countries

Catering network

22 airports 07 countries

Ground handling network

30 airports 06 countries

65,300,000 MEALS PRODUCED

514,000 FLIGHTS HANDLED

←B1-B10

INFLIGHT CATERING

GROUND HANDLING

5:07AM	AMRITSAR
5:12AM	BALIK PAPAN
5:16AM	BANGALORE
6:18AM	BATAM
6:21AM	BEIJING
6:23AM	CHANGCHUN
6:26AM	CHENNAI
7:28AM	CHONGQING
7:32AM	DELHI
7:39AM	DENPASAR
7:40AM	GUIYANG
7:42AM	HARBIN
8:46AM	HO CHI MINH
8:48AM	HOHHOT
8:55AM	HONG KONG
8:57AM	HYDERABAD
9:00AM	JAKARTA
9:04AM	JOGJAKARTA
9:08AM	KARACHI
9:11AM	KOLKATA



67,000,000 PASSENGERS HANDLED **3,800,000** CARGO TONNAGE HANDLED

INFLIGHT CATERING & GROUND HANDLING

A9-A21 →

1:01PM	KUPANG
1:13PM	MACAU
1:17PM	MAKASSAR
2:19PM	MALE
2:22PM	MANADO
2:25PM	MANILA
3:28PM	MEDAN
3:31PM	MUMBAI
4:36PM	NANCHANG
4:39PM	PADANG
4:43PM	PEKAN BARU
5:47PM	QINGDAO
5:49PM	SHENYANG
5:51PM	SINGAPORE
6:55PM	SOLO CITY
7:02PM	SURABAYA
7:10PM	TAIPEI
7:14PM	TIANJIN
8:23PM	TIMIKA
9:27PM	WUHAN

Strong financial management to enhance shareholder value

SATS' commitment to better shareholder returns resulted in marked improvements in our profitability ratios, with ROE at 14.4 percent and EBITDA margin at 31.7 percent. With consistently good performances, our strong cash flows provide increasing sustainable dividend payouts for our shareholders.


HANDLED
WITH
CARE

SINGAPORE CHANGI AIRPORT
TERMINAL 3



PATMI

$194.9m

Total dividend payout



($m)
150.7
FY06-07*
130.5
FY05-06
83.7
FY04-05
74.4
FY03-04*
366.1

* includes special dividends

Dividend payout ratio*



(%)
77.3
FY06-07
48.5
FY05-06
44.4
FY04-05
44.3
FY03-04
33.9

* excludes special dividends

Dear Shareholders,

SATS witnessed two historic milestones in the financial year 2007-08. We were the first ground handling company in the world to handle the A380 superjumbo. In addition, as the only ground handler commencing operations at Terminal 3 in January 2008, we contributed towards the successful opening of the new terminal at Singapore Changi Airport.

The year, however, was not without challenges. At home, we continued to operate in a highly competitive business environment while facing higher inflation. The global economic uncertainty also cast a shadow over the aviation industry.

SATS must continue to reinvent itself in this challenging environment. With the appointment of Clement Woon as our President and Chief Executive Officer, we are opening a new chapter by taking a fresh look at our business strategies to prepare ourselves for a new phase of growth.

We will broaden our relationships with customers and serve them in more locations, even if this means moving beyond the Asia Pacific region. We will also strengthen our product and service offerings to improve the performance of our current core businesses and better cater to specific market segments including the low-cost carriers. Where possible, SATS will move into related businesses such as food and hospitality management, in order to exploit the full growth potential of the air travel industry.

The emerging new opportunities are exciting. We want to be amply prepared to benefit from these opportunities. The new financial year 2008-09 will be a period when we will consolidate our position and make preparations to gear up for our next phase of growth.

An overview of our financial results

SATS turned in a reasonable set of results in FY2007-08. Our revenue grew 1.3 percent to $958.0 million on the back of higher business volumes. Our expenditure declined 1.1 percent to $783.7 million as a result of lower profit sharing bonus provisions arising from the de-linking from SIA Group's profitability, but was partially offset by higher staff costs, counter rentals at Terminals 2 and 3, and raw material costs.

As a result, our operating profit rose 13.8 percent to $174.3 million, compared to $153.2 million in the previous year.

Profit contribution from our overseas associates fell 14.2 percent to $44.7 million mainly because of higher costs incurred

■ 1300



by Asia Airfreight Terminal as a result of the addition of a second cargo terminal, and Beijing Aviation Ground Services, in preparation for the new Terminal 3 operations at Beijing Capital International Airport.

Profit before exceptional item, at $231.4 million, was 5.3 percent higher. Including the sale of SATS Express Courier Centre 2 in January 2008 which resulted in an exceptional gain of $17.3 million, our profit before tax increased 13.1 percent to $248.7 million.

Our net income attributable to shareholders improved by 9.4 percent to $194.9 million, delivering a 7.1 percent growth in earnings per share to 18.2 cents.

Dividends

The Board has reviewed the efficiency of SATS' capital structure and concluded that by adopting a higher dividend payout, SATS would be able to move towards a more efficient capital structure, while at the same time retaining the flexibility to pursue appropriate investments as and when such opportunities arise.

Accordingly, your Board of Directors has recommended a final ordinary dividend of 10 cents per share (tax-exempt one-tier). Together with the interim ordinary dividend of 4 cents per share, the total ordinary dividend for FY2007-08 will be 14 cents per share, compared to 10 cents per share last year. The total dividend payout is expected to be $150.7 million.

The recommendation for the final dividend will be subject to shareholders' approval at the forthcoming Annual General Meeting on 24 July 2008.

SATS in Singapore

We have successfully upheld our market position at Singapore Changi Airport. We continue to handle about 80 percent of the scheduled flights and serve more than 65 percent of the airlines operating out of Singapore Changi Airport.

Our operating data for FY2007-08 showed that the number of passengers handled rose 8.2 percent to 31.65 million while flights handled increased by 1.7 percent to 85,950. Gross meals produced hit 25.72 million, an increase of 4.0 percent over the previous financial year while cargo throughput gained 1.7 percent to reach 1.57 million tonnes.

During the year in review, SATS secured and renewed many contracts with several airline customers including All Nippon Airlines, Air India, British Airways, Cathay Pacific Airways, Etihad Airways, Qantas Airways, Shanghai Airlines Cargo, Shenzhen Airlines and Xiamen Airlines. We saw a few airline customers suspending their operations at Singapore Changi Airport, including Air Sahara, Air Seychelles, Gulf Air and Pakistan Airlines. We also lost the ground handling contracts for Jetstar Airways International, Qatar Airways and Transmile Air to competition.

The introduction of the A380 in October 2007 had been an exciting event for SATS. Being the first in the world to handle this superjumbo, we developed new systems and procedures to prepare our people to meet the unique challenges of handling this aircraft. We also introduced new equipment to ensure quick aircraft turnaround time.

The opening of Terminal 3 in January 2008 was another landmark development at Singapore Changi Airport. We were the first ground handler to commence operations at the new terminal. Operating dual terminals for Singapore Airlines was a complex task, where we had to migrate part of our Terminal 2 operations to Terminal 3 and ensure a smooth integration of our operations across both terminals.

As recognition of our continuous pursuit of service excellence and increased productivity, SATS was named the 'Best Air Cargo Terminal Operator in Asia' in the 2008 Asian Freight & Supply Chain Awards (AFSCA) for the 11th time. We also won the 'Most Friendly Airport for Cargo 2006-07' award presented by the Federation of Asia Pacific Aircargo Associations (FAPAA) for scoring high on our cargo delivery time, competitive costs and level of customer service amongst other criteria.

In addition, we garnered a total of 497 awards at the Service Excellence Awards 2007 (EXSA) organised by SPRING Singapore. Of these, 296 were Silver awards, 108 were Gold awards and 92 were Star awards. One of our staff from the Passenger Services division was conferred the SuperStar award for Airport sector, the highest service honour for EXSA. We would like to commend all our staff for their noteworthy achievements.

To continue improving on our productivity, we implemented the LEAN Management programme across all our major divisions, namely ground handling, catering and cargo handling, and this resulted in a total cost savings of about $1.5 million during the year.

Our success has been made possible with the commendable contribution from our staff and cooperation from the unions. Starting from the year in review, our profit-sharing bonus formula has been de-linked from the SIA Group and going forward, staff will benefit directly from the success of SATS as bonuses are directly tied to our Company's performance.

A key focus moving forward will be SATS' increased emphasis on our customers. We aim to be the first-choice partner for every airline and for this to happen, we will strengthen our portfolio of products and services, with the flexibility of tailoring our offerings to meet the specific needs of our diverse range of customers. We will also work very closely with our customers and continue to uphold our service delivery to effectively execute our customers' brand promise.

We are optimistic about the prevailing opportunities at home. Singapore Changi Airport will continue to be an international travel hub, not just for premium and mainline carriers, but low-cost carriers as well. In addition, significant events such as the inaugural Singapore Formula One night race in September 2008 and the opening of the two Integrated Resorts in 2009 will further drive passenger traffic at Singapore Changi Airport.



"We have successfully upheld our market position at Singapore Changi Airport. We continue to handle about 80 percent of the scheduled flights and serve more than 65 percent of the airlines operating out of Singapore Changi Airport."

1423

SINGAPORE CHANGI AIRPORT TERMINAL 3


sats
sats

SATS abroad

Today, SATS operates in 40 airports across Asia.

In India, we further strengthened our partnership with NACIL (National Aviation Company India Limited – the merged entity of Air India and Indian Airlines), by collaborating with our partner to secure one of the two ground handling concessions at the new Rajiv Gandhi International Airport in Hyderabad. The new airport has commenced operations since 23 March 2008 and the NACIL-SATS joint venture is providing ground handling services to several established international carriers.

In China, we announced that our ground handling associate, Beijing Aviation Ground Services (BGS), had completed its expansion into eight airports in China including Tianjin, Nanchang, Wuhan, Chongqing, Guiyang, Changchun, Hohhot and Harbin.

We also further extended our reach into Macau through our subsidiary, Country Foods, which partnered Valeo Strategic Investments and Good View Fruits to set up Country Foods Macau. This joint venture company will provide food materials to cater to casino, resort and restaurant operators in Macau, which has a growing stature as a leading entertainment and leisure destination. It is one example of our ability to leverage on our core competency in inflight catering and extend it to the non-aviation market.

SATS will continue to push growth overseas. We will be driven by our aspiration to serve our key customers in more locations. China and India remain important markets for us as these emerging markets continue to be attractive as they undergo further liberalisation and enjoy strong growth in air passenger traffic in tandem with their GDP growth. In total, the SATS' overseas network already commands revenues of over $700 million. This is set to grow in concert with our focus to expand overseas.

A note of appreciation

On behalf of the Board, I wish to extend my gratitude to the management and staff for their hard work and commitment, and thank the unions for their support in helping us engage our people. In addition, I would like to thank our airline customers, business partners and associates for their strong support.

I also wish to express my appreciation to my fellow directors for their invaluable contributions, in particular, Chew Choon Seng who is stepping down as Deputy Chairman of SATS at the forthcoming Annual General Meeting on 24 July 2008.

"In total, the SATS' overseas network already commands revenues of over $700 million.
This is set to grow in concert with our focus to expand overseas."

Choon Seng has served unstintingly on the Board over the last 12 years, including the four years before the Company was listed. He has definitely made an indelible mark on SATS.

At the same time, I would like to extend a warm welcome to our two new directors, Rajiv Behari Lall and David Zalmon Baffsky, who joined our Board on 5 May 2008 and 15 May 2008 respectively. Rajiv's expertise in private equity and international capital markets, and David's wealth of experience in hotel management and tourism will be invaluable in steering our growth strategy going forward.

During the year, SATS saw the departure of President and Chief Executive Officer, Ng Chin Hwee, who has rejoined SIA. Chin Hwee's service to SATS was exemplary. He led the Company through one of its most testing times when it underwent restructuring in 2004 on the back of a very difficult time for the aviation industry. He was also responsible for some of the most exciting times at SATS, including the corporate rebranding in 2005. He showed his commitment to SATS by working tirelessly to ensure a smooth transition of leadership. On behalf of the Board, I would like to thank Chin Hwee for his efforts and wish him every success with SIA.

SATS' new President and Chief Executive Officer, Clement Woon, came onboard in November 2007. Clement's extensive global experience placed him in the ideal position to take up the reins at SATS. While it has only been a few months, SATS is already benefiting from Clement's leadership and the Board is confident that he will take the Company to greater heights.

Finally, to all Shareholders, thank you for your confidence in SATS and your constant feedback and support as we work towards a common goal to make SATS the partner of choice for the aviation industry.

Thank you.

Edmund Cheng Wai Wing
Chairman

16 May 2008





Mr Edmund Cheng Wai Wing, 55
Chairman

Mr Cheng is the Deputy Chairman of Wing Tai Holdings Limited.

Besides his experience as a property developer, Mr Cheng is also active in both the public and private sectors. He is currently the Chairman of Mapletree Investments Pte Ltd, National Arts Council and DesignSingapore Council. Mr Cheng is also a board member of a number of public and private companies, including SNP Corporation Ltd and DNP Holdings Berhad. He also serves as a member of the International Council for Asia Society and on the Nanyang Technological University's Board of Trustees.

1528

Mr Cheng previously chaired the Singapore Tourism Board (STB), The Old Parliament House Limited, and The Esplanade Co Ltd, where he is now a member. He also sat on the boards of the Construction Industry Development Board, the Urban Redevelopment Authority and Singapore Airlines Limited. He was President of the Real Estate Developers' Association of Singapore (REDAS) and now serves as a member of its Presidential Council.

Mr Cheng was conferred the Public Service Star Award (BBM) in 1999 by the Singapore Government. He was also recognised by STB for his Outstanding Contribution to Tourism in the Tourism Awards 2002.

Mr Cheng graduated with a Bachelor of Science degree in Civil Engineering from Northwestern University, USA, and holds a Masters in Architecture from Carnegie-Mellon University, USA.

Past principal directorships in the preceding three years: The Old Parliament House Limited; CIH Limited; Leefung Holdings Limited; The Esplanade Co Ltd.

Mr Chew Choon Seng, 61
Deputy Chairman

Mr Chew is the Chief Executive Officer and a Director of Singapore Airlines Limited. He joined the company in 1972.

Mr Chew is the Deputy Chairman of SIA Engineering Company Limited as well as a Director of Singapore Exchange Limited and of the Government of Singapore Investment Corporation Pte Ltd. He is a member of the Board of Governors of the International Air Transport Association (IATA).

Mr Chew holds a Bachelor of Mechanical Engineering degree with first class honours from the University of Singapore, and a Masters degree in Operations Research and Management Studies from Imperial College, University of London.

Past principal directorships and appointments in the preceding three years: Singapore Aircraft Leasing Enterprise Pte. Ltd.; Member of the Board of Governors of the Singapore International Foundation; Virgin Atlantic Limited.







Mr David Zalmon Baffsky, 66
Director

Mr Baffsky is the Honorary Chairman of Accor Asia Pacific, which is part of the Paris-based major global hotel group, Accor, since February 2008. Prior to that, he was Executive Chairman of the company, a position he had held since 1993.

Mr Baffsky is concurrently a director and the founder of Tourism Assets Holdings Limited. From 1986 to 1993, he was Chairman of Citistate Corporation Limited, an Australian public listed company in property development. He was also a director of Club Mediterranée (Australia) Pty Ltd from 1985 to August 2000.

Mr Baffsky has served on the Singapore Tourism Board and other major government and industry bodies in the Asia Pacific region. He continues to be a member of a number of government and industry bodies, including the Art Gallery of New South Wales. Mr Baffsky was a founding Director and now a Life Member of the Australian Tourism Task Force. He was made an Officer in the General Division of the Order of Australia (AO) for his service to tourism and to the community in 2001. In 2003, he was awarded the Centenary Medal for 'Service to Australian Society through Business Indigenous Affairs and the Arts' and was named 'Asia Pacific Hotelier of the Year' by Jones Lang and LaSalle.

Mr Baffsky graduated from the University of Sydney's law school in 1966.

Past principal directorships in the preceding three years: Berimelle Pty Limited; GW Hotel Group Pty Limited; KSW Properties Pty Limited.

Mr Khaw Kheng Joo, 60
Director

Mr Khaw is the Chief Executive Officer of Mediaring Ltd. He is also a Director of Senoko Power Limited.

Mr Khaw started his working career with Hewlett Packard Company (HP) and spent a total of 26 years with the company in various technical and managerial positions. His last assignment there was General Manager of the PDA Division. He left HP in 1999 to become President of Omni Electronics (S) Pte Ltd. Before he assumed his present position in Mediaring Ltd, he was Senior Vice President of Celestica Inc., which acquired Omni Electronics Limited.

Mr Khaw was a former board member of the Economic Development Board. He currently serves on the advisory council of Singapore Polytechnic's Business School.

Mr Khaw holds a Bachelor of Science degree in Electronic and Computer Engineering from Oregon State University, USA, and a Masters degree in Business Administration from Santa Clara University, USA. Prior to that, he graduated with a Diploma in Electronic and Communication from Singapore Polytechnic.

Past principal directorships in the preceding three years: Amtek Engineering Ltd; Maveric Ltd (formerly known as Total Automation Ltd).

Dr Rajiv Behari Lall, 50
Director

Dr Rajiv Behari Lall is the Managing Director and Chief Executive Officer of Infrastructure Development Finance Company (IDFC). He joined IDFC, a company listed on the National Stock Exchange of India and the Bombay Stock Exchange, in January 2005.

Dr Lall is a director on the boards of the National Stock Exchange of India, National Securities Depositories Ltd., Securities Trading Corporation of India and other companies within the IDFC Group.

Before joining IDFC, Dr Lall was a Partner in Warburg Pincus since 1997. From 1995 to 1997, he was the Executive Director and Head, Asian Economic Research of Morgan Stanley Asia Limited, Hong Kong. Dr Lall was with the World Bank, Washington from 1988 to 1995 and the Manila office of the Asian Development Bank from 1985 to 1987. He was an Assistant Professor with the Florida Atlantic University, USA from 1983 to 1985, teaching graduate and undergraduate courses in macroeconomics, international trade and finance, and development economics.

Dr Lall graduated from University College, Oxford University in 1978 with a Bachelor of Arts (Honours) degree in Politics, Philosophy and Economics. He obtained his Ph.D. in Economics from Columbia University, New York in 1984, specialising in Macroeconomics, International Trade and Econometrics. He has a number of publications to his credit.

Past principal directorships and appointments in the preceding three years: Warburg Pincus (Partnership); Lok Advisory Services Private Limited; Asia Society.





Mr Ng Kee Choe, 64
Director

Mr Ng is the Chairman of Singapore Power Limited. He is also Chairman of SP Ausnet*.

His other current directorships include Chairman of NTUC Income Insurance Co-Operative Ltd, Director of Singapore Exchange Limited and President Commissioner of PT Bank Danamon Indonesia Tbk. He is also a member of both the Temasek Advisory Panel and the International Advisory Council of China Development Bank as well as Chairman of Tanah Merah Country Club.

Mr Ng was formerly the Vice Chairman of DBS Group Holdings. He retired from his executive position in July 2003, after 33 years of service with DBS.

For his contributions to the public service, Mr Ng was conferred the Public Service Star Award in 2001.

Mr Ng graduated with a Bachelor of Science (Honours) degree from the University of Singapore.

Past principal directorship and appointment in the preceding three years: Governor of the Singapore International Foundation; Wing Lung Bank Ltd.

** A stapled group comprising SP Australia Networks (Transmission) Ltd, SP Australia Networks (Distribution) Ltd and SP Australia Networks (Finance) Trust, acting through its responsible entity, SP Australia Networks (RE) Ltd. It is dual listed on the Australian Stock Exchange and the Singapore Exchange Securities Trading Limited.*

Dr Ow Chin Hock, 64
Director

Dr Ow is a Visiting Professor (National Grade) of Xiamen University (Department of Finance, Faculty of Economics), China.

He is an Independent Director of People's Food Holdings Ltd and Longcheer Holdings Ltd, both being Chinese companies listed on the Singapore Exchange.

Dr Ow is an economist with working experience in politics, academics and business. He first joined the Department of Economics and Statistics of the National University of Singapore as Lecturer in 1972, and stayed on till 1993 where his last-held position was Associate Professor.

Concurrently, he was elected Member of Parliament (MP) from 1976 to 2001. During his six terms as an MP, he held several key public appointments, including Parliamentary Secretary, Ministry of Culture, and subsequently, Ministry of Education, from 1977 to 1981. He became Executive Chairman of Pan-United Corporation Ltd (PUC), a Singapore listed company in 1993. He left PUC when he rejoined the Singapore Government in 1997 and was appointed Mayor and Minister of State, Ministry of Foreign Affairs from 1997 to 2001, and Ambassador-At-Large from 2002 to 2004.

Dr Ow chaired the Audit Committee of the Board of Trustees of the Southeast Asian Studies (ISEAS) from 1981 to 1999, and was Vice Chairman of ISEAS Board of Trustees from 1996 to 2002. He was Adjunct Professor of Nanyang Technological University, teaching Master of Public Administration courses for Chinese officials from 2004 to 2007.

Dr Ow graduated with a Bachelor of Arts (Honours) degree from the University of Singapore in 1966. He was awarded the Fulbright Grant and Ford Fellowship to do graduate studies in the USA in 1966. He obtained his Masters of Arts (Economic Development) and Ph.D. (Economics) degrees from Vanderbilt University in 1968 and 1972 respectively.







Mr Keith Tay Ah Kee, 64
Director

Mr Tay is the Chairman of Stirling Coleman Capital Ltd and Aviva Limited.

He was the Chairman and Managing Partner of KPMG Peat Marwick Singapore from 1984 to 1993. He also served as the President of the Institute of Certified Public Accountants of Singapore (ICPAS) from 1982 to 1992 and was the Singapore Representative to the Council of the International Federation of Accountants from 1987 to 1990.

Mr Tay has been the Vice Chairman of the Singapore Institute of Directors since 1998. A board member of the Singapore International Chamber of Commerce since 1985, he was Chairman of the Chamber from 1995 to 1997. He also holds directorships in various listed companies including Singapore Post Limited, Singapore Reinsurance Corporation Ltd, FJ Benjamin Holdings Ltd and Singapore Power Limited.

Mr Tay was conferred the first International Award for Outstanding Contribution to the Profession by the Institute of Chartered Accountants in England & Wales in 1988 and the Public Service Star Award (BBM) in 1990 by the President of the Republic of Singapore. In 1993, ICPAS also conferred upon Mr Tay the Gold Medal for distinguished service to the profession and made him an Honorary Fellow in recognition of his outstanding contributions to the profession and the Singapore community.

Mr Tay qualified as a Chartered Accountant in London in 1968. He is a Fellow of the Institute of Chartered Accountants in England & Wales.

Past principal directorship in the preceding three years: Elec & Eltek International Co Ltd.

Mr Yeo Chee Tong, 49
Director

Mr Yeo is the President and Chief Executive Officer of SNP Corporation Ltd and has been a member of its board since April 2000.

He was formerly with Singapore Computer Systems Ltd and ST Telemedia Pte Ltd before joining SNP Corporation Ltd as its Vice President (Development) and subsequently as its President and Chief Executive Officer in 2000. He also holds directorships in various other companies within the SNP Group.

Mr Yeo holds a Bachelor of Electrical & Electronic Engineering (Honours) degree as well as Masters in Science (Engineering) and Masters in Business Administration degrees from the National University of Singapore. He had also completed the Harvard Business School's Advanced Management Programme in 1999.

Past principal directorship in the preceding three years: TKS Technologies Public Company Limited.

Mr Mak Swee Wah, 47
Proposed New Director

Mr Mak is the Executive Vice President of Operations and Services of Singapore Airlines Limited (SIA). He has been with the company since August 1983.

Mr Mak is currently a director of SilkAir (Singapore) Private Limited and Singapore Airlines Cargo Pte Ltd.

In his 25-year stint in SIA, he has served in various managerial capacities covering Market Planning and Projects and Country Management. He has also assumed senior executive positions such as General Manager of SilkAir (Singapore) Private Limited, Senior Vice President for South West Pacific, where he was based in Sydney, as well as Senior Vice President for Planning before he was promoted to his current position in January 2008.

An SIA scholar, Mr Mak graduated from the London School of Economics in 1982 with a Bachelor of Science (First Class Honours) degree in Accounting and Finance. He holds a Masters of Science degree in Operational Research from the same university.

Past principal directorship in the preceding three years: LaSalle Foundation Ltd.

1600

1. Clement Woon Hin Yong, 49

Mr Woon is the President and Chief Executive Officer of Singapore Airport Terminal Services Limited (SATS). He joined SATS on 1 November 2007. Prior to his present position, Mr Woon was the President of Geosystems Division of Leica Geosystems AG, a multinational corporation based in Heerbrugg, Switzerland which provides spatial/surveying solutions and is part of the Hexagon Group from Sweden.

Mr Woon joined Leica since 1992, with responsibilities ranging from operations to business development in the early years. He was transferred to Heerbrugg, Switzerland in 1997 and had held senior positions as President of the Surveying & Engineering and Geosystems divisions of Leica Geosystems since 2001. He had oversight of Leica Geosystems' research and development, manufacturing, sales, marketing, finance and human resource functions for five business lines covering five sales regions including the Asia-Pacific, Europe, Americas and the Middle East. Mr Woon was instrumental in growing Leica's business and presence in these regions over the last five years.

Mr Woon serves on the Boards of SATS Airport Services Pte Ltd and SATS Catering Pte Ltd. He is also the Vice Chairman of Beijing Aviation Ground Services Co Ltd and Beijing Airport Inflight Kitchen Ltd as well as Vice President Commissioner of PT Jasa Angkasa Semesta TBK.

Mr Woon holds a Bachelor of Engineering degree and a Masters of Science degree in Industrial Engineering from the National University of Singapore. He also holds a Masters of Business Administration from the Nanyang Technological University.

2. Karmjit Singh, 60

Mr Singh is the Chief Operating Officer of SATS, overseeing the ground handling and inflight catering operations of the SATS group of companies. Prior to joining SATS in July 1998, he spent 24 years with SIA, serving in a variety of managerial capacities covering Corporate Affairs, Planning, Aviation Fuel, Administrative Services, Purchasing and airline acquisition projects. In SATS, he has held the positions of Chairman and General Manager of SATS Security Services Private Limited, General Manager (SATS Apron) and Chief Executive Officer of SATS Airport Services Pte Ltd.

Mr Singh is a Board member of SATS Airport Services Pte Ltd, SATS Catering Pte Ltd and Taj SATS Air Catering Limited. He also serves as Chairman of the Board of Asia Airfreight Terminal Co Ltd, which provides cargo handling services at Chek Lap Kok Airport in Hong Kong.

In addition, he is the Chairman of the Chartered Institute of Logistics and Transport, Singapore and a member of the Singapore Institute of Directors. He also serves on the Public Transport Council and the Board of The Logistics Institute – Asia Pacific.

Mr Singh graduated from the University of Singapore with a Bachelor of Arts (Honours) degree, majoring in Geography.


1
2
3

3. Goh Soo Lim, 41

Mr Goh is the Chief Financial Officer of SATS, overseeing its Finance and Corporate Services functions. He joined SATS in January 2007. Prior to that, he was with Singapore Telecommunications Ltd in various managerial capacities including as its Regional Director of Strategic Investments, Finance Director, and Chief Operating Officer, ADSB (Belgacom, Belgium). He has more than 17 years of experience in audit, finance and overseas investments.

Mr Goh serves on the Boards of Asia Airfreight Terminal Co Ltd and Aero Laundry and Linen Services Private Limited.

Mr Goh graduated with a Bachelor of Business (Accounting) degree from Curtin University, Australia and had completed the Executive Development Programme at The Wharton School, USA. He is a Certified Practising Accountant (CPA) with CPA Australia.

4. Leong Kok Hong, 57

Mr Leong is the Senior Vice President (North Asia) of SATS, responsible for the development of its overseas ventures and client relations in North Asia. He joined SATS in July 1976 and was appointed to his present position in July 2006. He previously worked in a variety of managerial capacities covering Catering, Cargo, IT Systems and Corporate Planning.

Mr Leong serves as the Vice Chairman of Tan Son Nhat Cargo Services Ltd and is also a Board member of Beijing Aviation Ground Services Co Ltd, Evergreen Air Cargo Services Corporation and Evergreen Airline Services Corporation.

Mr Leong graduated from the University of Singapore with a Bachelor of Science (Honours) degree in Physics.

Operating Divisions

5. Tan Chuan Lye, 58

Mr Tan is the Senior Vice President (Catering) of SATS. He joined SATS in May 1976 and was appointed to his present position in February 2000. He previously held managerial positions in SIA Ground Services and SATS Airport Services Pte Ltd, and was also in charge of managing Changi Airport Terminal 2 for SIA and SATS operations.

Mr Tan is the Chairman of Country Foods Pte. Ltd. He also sits on the Boards of Taj SATS Air Catering Limited, Beijing Airport Inflight Kitchen Ltd, Evergreen Sky Catering Corporation and Aviserv Limited.

Mr Tan graduated from the University of Singapore with a Bachelor of Social Science (Honours) degree, majoring in Economics.

6. Andrew Lim Cheng Yueh, 54

Mr Lim is the Senior Vice President (Apron and Passenger Services) of SATS. He joined SATS in May 1979 and was appointed to his present position in August 2005. Prior to that, he was the Vice President for Human Resource. Mr Lim previously held managerial positions in SIA Cargo, SATS Cargo, Security, Passenger Services and Training. He was also posted overseas from 1998 to 2000 as Chief Executive Officer of Asia Airfreight Terminal Co Ltd in Hong Kong.

Mr Lim is the Chairman of Aerolog Express Pte Ltd and a member of the Boards of Asia Airfreight Terminal Co Ltd and SATS Security Services Private Limited.

Mr Lim graduated from the University of Singapore with a Bachelor of Social Science (Honours) degree, majoring in Sociology.

7. Mr Yacoob Piperdi, 50

Mr Piperdi is the Senior Vice President (Cargo Services) of SATS. He joined SATS in 1981 and was appointed to his present position in July 2006. Prior to that, he was the Vice President in charge of SATS Inflight Catering Centre 2. He previously held managerial positions in SATS' Apron and Baggage, Passenger Services, Marketing and SIA Ground Services.

Mr Piperdi serves on the Board of Maldives Inflight Catering Pte Ltd.

Mr Piperdi graduated from the National University of Singapore with a Bachelor of Arts (Honours) degree, majoring in English.


4
5
6
7

	2007-08	2006-07	2005-06	2004-05	2003-04
Financial statistics					
Group ($ million)					
Total revenue	958.0	945.7	932.0	975.7	868.7
Total expenditure	783.7	792.5	747.9	781.5	679.4
Operating profit	174.3	153.2	184.1	194.2	189.3
Profit before tax	248.7	219.8	246.1	217.3	216.1
Profit after tax	195.2	179.0	189.2	168.1	188.1
Profit attributable to equity holders of the Company	194.9	178.2	188.6	167.8	188.2
Equity attributable to equity holders of the Company	1,383.9	1,314.2	1,202.5	1,061.1	1,228.1
Total assets	1,849.5	1,804.2	1,717.9	1,593.2	1,558.6
Total debt	208.0	202.8	247.5	249.0	49.7
Value added	682.5	675.1	665.1	671.7	627.1
Economic value added	53.9	60.7	79.8	92.7	80.4
Financial ratios					
Return on equity holders' funds (%)	14.4	14.2	16.7	14.7	16.3
Total debt equity ratio (times)	0.15	0.15	0.21	0.23	0.04
Return on total assets (%)	10.7	10.2	11.4	10.7	11.6
Per share data					
Earnings after tax (cents)					
– basic	18.2	17.0	18.2	16.5	18.8
– diluted	17.9	16.9	18.1	16.3	18.7
Net asset value ($)	1.29	1.24	1.15	1.03	1.22
Interim dividend (cents)	4.0	4.0	4.0	3.0	3.0
Proposed final dividend (cents)	10.0	6.0	6.0	6.0	5.0
Special dividend (cents)	–	5.0	–	–	37.0
Dividend cover (times)	1.3	1.4	2.3	2.3	0.5
Dividend payout (%)	*77.3	48.5	44.4	44.3	33.9

* estimate

	2007-08	2006-07	2005-06	2004-05	2003-04
Operating statistics					
Employee productivity					
Average number of employees	7,938	7,461	7,660	8,521	9,374
Revenue per employee ($)	120,691	126,747	121,675	114,509	92,668
Value added per employee ($)	85,979	90,477	86,831	78,824	66,897
Value added per $ employment costs	1.85	1.76	1.91	1.73	1.83
Operating data					
Airfreight throughput (million tonnes)	1.57	1.55	1.49	1.42	1.38
Passengers served (million)	31.65	29.27	27.32	25.27	21.24
Inflight meals prepared (million)	25.72	24.74	24.19	23.53	19.73
Flights handled (thousand)	85.95	84.52	84.11	76.09	63.13

Notes:
1 SATS' financial year is from 1 April to 31 March. Throughout this report, all financial figures are stated in Singapore Dollars, unless stated otherwise.
2 Returns on equity holders' funds is the profit attributable to equity holders of the Company expressed as a percentage of the average equity holders' funds.
3 Total debt equity ratio is total debt divided by equity attributable to equity holders of the Company at 31 March.
4 Basic earnings per share is computed by dividing the profit attributable to equity holders of the Company by the weighted average number of fully paid shares in issue.
5 Diluted earnings per share is computed by dividing the profit attributable to equity holders of the Company by the weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.
6 Net asset value per share is computed by dividing equity attributable to equity holders of the Company by the ordinary shares in issue at 31 March.
7 Dividend cover is profit attributable to equity holders of the Company divided by total dividend (net of tax).
8 Payout ratio is total ordinary dividend (net of tax) divided by profit attributable to equity holders of the Company.

Subsidiaries

Singapore Airport Terminal Services Limited

- **SATS Airport Services Pte Ltd** 100.0%
- **SATS Catering Pte Ltd** 100.0%
- **SATS Security Services Private Limited** 100.0%
- **Aero Laundry and Linen Services Private Limited** 100.0%
- **Aerolog Express Pte Ltd** 70.0%
- **Country Foods Pte. Ltd.** 66.7%
  - **Country Foods Macau Limited** 70.0%

Overseas Investments

Ground Handling
Singapore Airport Terminal Services Limited

- PT Jasa Angkasa Semesta TBK* *(Jakarta, Surabaya, Denpasar, Medan, Manado, Batam, Makassar, Timika, Solo City, Pekan Baru, Jogjakarta, Padang, Balikpapan, Kupang; Indonesia)* **49.8%**
- Asia Airfreight Terminal Co Ltd *(Hong Kong; People's Republic of China)* **49.0%**
  - Asia Airfreight Services Limited *(Hong Kong; People's Republic of China)* **100.0%**
- Beijing Aviation Ground Services Co Ltd *(Beijing; People's Republic of China)* **40.0%**
  - Beijing China Southern Airlines Ground Services Co Ltd *(Beijing; People's Republic of China)* **50.0%**
  - Tianjin Aviation Cargo Services Co Ltd *(Tianjin; People's Republic of China)* **46.0%**
  - Beijing Airport Cargo Consolidation Services Co Ltd *(Beijing; People's Republic of China)* **35.0%**
  - Beijing Airport Trucking Services Co Ltd *(Beijing; People's Republic of China)* **37.0%**
  - Hubei Aviation Ground Services Co Ltd *(Wuhan; People's Republic of China)* **40.0%**
  - Neimenggu Aviation Ground Services Co Ltd *(Hohhot; People's Republic of China)* **40.0%**
  - Guizhou Aviation Ground Services Co Ltd *(Guiyang; People's Republic of China)* **40.0%**
  - Chongqing Aviation Ground Services Co Ltd *(Chongqing; People's Republic of China)* **40.0%**
  - Jilin Aviation Ground Services Co Ltd *(Changchun; People's Republic of China)* **40.0%**
  - Heilongjiang Aviation Ground Services Co Ltd *(Harbin; People's Republic of China)* **40.0%**
  - Jiangxi Aviation Ground Services Co Ltd *(Nanchang; People's Republic of China)* **40.0%**
  - Tianjin Aviation Ground Services Co Ltd *(Tianjin; People's Republic of China)* **40.0%**
- Tan Son Nhat Cargo Services Ltd *(Ho Chi Minh City; Vietnam)* **30.0%**
- Evergreen Air Cargo Services Corporation *(Taipei; Taiwan)* **25.0%**
- Evergreen Airline Services Corporation *(Taipei; Taiwan)* **20.0%**

Inflight Catering
Singapore Airport Terminal Services Limited

- Servair-SATS Holding Company Pte Ltd** **49.0%**
  - Macau Catering Services Co. Ltd. *(Macau; People's Republic of China)* **34.0%**
- Taj SATS Air Catering Limited *(Mumbai, Kolkata, Delhi, Amritsar; India)* **49.0%**
- Beijing Airport Inflight Kitchen Ltd *(Beijing; People's Republic of China)* **40.0%**
  - Tianjin Airport Kitchen Ltd *(Tianjin; People's Republic of China)* **60.0%**
  - Shenyang Airport Inflight Kitchen Co Ltd *(Shenyang; People's Republic of China)* **50.0%**
- Aviserv Limited *(Karachi; Pakistan)* **49.0%**
- Maldives Inflight Catering Pte Ltd *(Malé; Maldives)* **35.0%**
- Taj Madras Flight Kitchen Pvt Ltd *(Chennai; India)* **30.0%**
- MacroAsia Catering Services, Inc. *(Manila; Philippines)* **20.0%**
- Evergreen Sky Catering Corporation *(Taipei; Taiwan)* **15.0%**

• excluding dormant/inactive companies
* listed on the Surabaya Stock Exchange
** investment holding company, incorporated in Singapore

The Group's revenue for FY2007-08 grew 1.3 percent to $958.0 million on the back of higher business volumes.

Lower expenditure and an exceptional gain arising from the sale of SATS Express Courier Centre 2 (ECC2) saw the Group's profit before tax increase 13.1 percent to $248.7 million.

SATS businesses

SATS is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. We handle about 80 percent of the scheduled flights and serve over 65 percent of the airlines operating at the Airport.

In Asia, we have a total of 18 joint ventures with a network of ground handling and airline catering operations that spans 40 airports in nine countries.

Ground handling
We offer airport ground handling services such as airfreight handling, baggage handling, passenger services and apron (ramp) services.

Inflight catering
We produce inflight meals for many airlines around the world. In addition, we provide aircraft interior cleaning as well as cabin handling services.

Aviation security
Our comprehensive scope of services encompasses anti-sabotage checks, baggage and cargo screening, fraudulent document checks as well as guard and escort services.

Others
We offer other services including airline laundry services, cargo delivery as well as manufacturing and distribution of chilled and frozen processed food through our subsidiaries Aero Laundry and Linen Services, Aerolog Express and Country Foods respectively. In addition, we provide leasing of office space to airline clients and cargo agents.

Group revenue
$958.0m


($m)
FY07-08
FY06-07 945.7
FY05-06 932.0
FY04-05 975.7
FY03-04 868.7

Group profit before tax
$248.7m


($m)
FY07-08
FY06-07 219.8
FY05-06 246.1
FY04-05 217.3
FY03-04 216.1

Ground handling



For FY2007-08, cargo throughput and flights handled both recorded a 1.7 percent growth over the previous financial year. However, ground handling revenue dropped 1.3 percent to $430.9 million primarily due to pressure on rates and suspension of flights by some airline clients.

Revenue


($m)
430.9
FY06-07 436.6
FY05-06 433.2
FY04-05 438.4
FY03-04 418.3

Profit before tax


($m)
76.4
FY06-07 85.1
FY05-06 115.9
FY04-05 90.2
FY03-04 93.6

SATS Group

Revenue composition FY07-08



	($m)	(%)
■ Ground handling	430.9	45.0
□ Inflight catering	430.9	45.0
■ Aviation security	47.0	4.9
Others	49.2	5.1

Profit before tax composition FY07-08



	($m)	(%)
■ Ground handling	76.4	30.7
□ Inflight catering	116.5	46.9
■ Aviation security	11.2	4.5
Others	44.6	17.9

Inflight catering


sats
sats

Revenue from inflight catering rose 5.2 percent to $430.9 million, driven by higher meal volumes as well as more premium meals being uplifted during the year in review.

Revenue

	($m)
FY07-08	430.9
FY06-07	409.7
FY05-06	396.3
FY04-05	422.8
FY03-04	356.5

Profit before tax

	($m)
FY07-08	116.5
FY06-07	97.5
FY05-06	95.1
FY04-05	90.1
FY03-04	86.4

Aviation security


SATS

Revenue from aviation security declined 5.4 percent as a result of the cessation of CAAS contract for hold-baggage screening in August 2006.

Revenue

	($m)
FY07-08	47.0
FY06-07	49.7
FY05-06	59.3
FY04-05	73.4
FY03-04	59.9

Profit before tax

	($m)
FY07-08	11.2
FY06-07	8.3
FY05-06	14.8
FY04-05	16.3
FY03-04	18.9

Others



Revenue from other services recorded a marginal dip as a result of lower rental income following the sale of ECC2.

Revenue

	($m)
FY07-08	49.2
FY06-07	49.7
FY05-06	43.2
FY04-05	41.1
FY03-04	34.0

Profit before tax

	($m)
FY07-08	44.6
FY06-07	28.9
FY05-06	20.3
FY04-05	20.7
FY03-04	17.2

2007

2 May 2007
SATS and NACIL (National Aviation Company India Limited – the merged entity of Air India and Indian Airlines) signed a joint venture agreement for the provision of ground handling services at the new Bengaluru International Airport at Devanahalli, Bangalore.

7 May 2007
SATS clinched Cathay Pacific Airways' passenger handling contract.

6 June 2007
SATS, together with NACIL, entered into a seven-year concession agreement with GMR Hyderabad International Airport to provide ground handling services at the new Rajiv Gandhi International Airport at Shamshabad in Hyderabad.

26 July 2007
Michael Tan Jiak Ngee, SATS' longest serving Director, retired from the Board after 30 years of service. SATS welcomed Keith Tay Ah Kee as its independent Director.

1 August 2007
SATS posted net profit of $47.7 million for the first quarter of FY2007-08.

7 September 2007
SATS announced the appointment of Clement Woon Hin Yong as its new President and Chief Executive Officer.

28 September 2007
SATS signed up Etihad Airways as its new airline customer for ground handling and inflight catering.

25 October 2007
SATS became the first ground handling company in the world to handle the brand new A380 superjumbo when Singapore Airlines launched its A380 inaugural flight from Singapore to Sydney.

31 October 2007
SATS posted interim profit of $96.4 million for the first half of FY2007-08.

1 November 2007
Clement Woon Hin Yong took over the helm from Ng Chin Hwee as SATS' President and Chief Executive Officer.

7 November 2007
SATS won a total of 497 awards at the annual national Excellent Service Awards (EXSA) organised by SPRING Singapore to recognise individuals for their outstanding service.

15 November 2007
SATS' subsidiary, Country Foods Pte Ltd, expanded its footprint to Macau with the formation of a joint venture company – Country Foods Macau – with Valeo Strategic Investments and Good View Fruits.

2008

2 January 2008
[illegible]

9 January 2008
[illegible]

28 January 2008
[illegible]

20 February 2008
[illegible]

9 May 2008
[illegible]



Financial year ended 31 March 2008

1 August 2007
Announcement of 1Q FY2007-08 results

31 October 2007
Announcement of 2Q FY2007-08 results

1 November 2007
Analyst and media briefing for 2Q FY2007-08 results

29 November 2007
Payment of Interim Dividend

28 January 2008
Announcement of 3Q FY2007-08 results

9 May 2008
Announcement of 4Q FY2007-08 results
Analyst and media briefing for 4Q FY2007-08 results

13 June 2008
Despatch of Summary Report to shareholders

27 June 2008
Despatch of Annual Report to shareholders

24 July 2008
Annual General Meeting

1 August 2008
Book closure date

13 August 2008
Proposed payment of Final Dividend

Financial year ending 31 March 2009

24 July 2008
Proposed announcement of 1Q FY2008-09 results

4 November 2008
Proposed announcement of 2Q FY2008-09 results

January 2009
Proposed announcement of 3Q FY2008-09 results

May 2009
Proposed announcement of 4Q FY2008-09 results

Singapore Operations Review

We endeavour to be every airline's first-choice partner for ground services and inflight solutions.

SATS is proud to be the first ground handling company in the world to handle the A380 superjumbo when it arrived in Singapore in October 2007. Equipment upgrades, personnel training and certification testing were carried out at least 18 months prior to the arrival of this next-generation aircraft. The many months of hard work paid off when the inaugural Singapore Airlines A380 flight from Singapore to Sydney was handled without a hitch.

This high point during the year exemplified the value and attention to details that we strive to bring to all our clients. Whether it is in the area of ground handling, inflight catering or aviation security, we endeavour to be a reliable first-choice partner, ensuring that our clients are in the best position to give their passengers the finest flying experience.

For the year in review, our Singapore operations delivered a reasonable set of results. Operating revenue increased 1.3 percent to $958.0 million due to higher business volumes. Operating expenditure dipped 1.1 percent to $783.7 million from lower employee bonus as a result of the de-linking of our profit sharing bonus from SIA. However, the lower bonus was partially offset by higher check-in counter rentals, staff costs and raw material costs as well as costs relating to the capacity build-up for Singapore Changi Airport Terminal 3 operations. As a result, operating profit rose 13.8 percent to $174.3 million, with operating margins improving 2 percentage points to 18.2 percent.

In early January 2008, SATS sold its Express Courier Centre 2 (ECC2) to DHL Express for $38 million and booked an exceptional gain of $17.3 million from the sale. Purpose-built for DHL, ECC2 has a total floor area of about 18,000 square metres and has been largely occupied by DHL, with SATS taking an area of 940 square metres. Following the sale, we are leasing the same space to continue with our equipment maintenance operations.

■ 1618






LINES


sats

Operating profit

$174.3m

[illegible] 3.8%

Passengers handled

	(million)
FY07-08	[illegible]
FY06-07	29.3
FY05-06	27.3
FY04-05	25.3
FY03-04	21.2

Across the divisions, we continued to emphasise on the need for higher productivity, proactive waste reduction and increased efficiency with the Lean Management Programme. In the same vein, our staff contributed more than 800 notable ideas on ways to improve efficiency of internal processes via the Staff Ideas in Action programme. The results of these programmes yielded a combined cost savings of close to $1.5 million during the course of the year.

In the area of service excellence, SATS bagged a total of 497 awards at the annual national Excellent Service Awards (EXSA) organised by SPRING Singapore to recognise individuals who deliver outstanding service. Of these, 296 were Silver awards, 108 were Gold awards and 92 were Star awards. One of our staff from the Passenger Services division was conferred the SuperStar award for Airport sector, the highest service honour for EXSA.

Our relentless pursuit to be at the forefront of product and service excellence is a motivation to all divisions to evaluate their product offerings, widen their internal talent pool and increase productivity. Our drive for excellence has enabled us to maintain our position as an undisputed leader in the local market, despite intense competition and a challenging macro environment. Looking ahead, we will forge an even closer relationship with our airline clients by extending our service and presence into markets that they are most active in, thereby being a truly global airport services player.



Ground Handling

Flights handled

85,950

Flights handled

('000)



86.0
FY06-07
84.5
FY05-06
84.1
FY04-05
76.1
FY03-04
63.1

In FY2007-08, SATS handled 85,950 flights and 1.57 million tonnes of cargo, with both recording a 1.7 percent growth over the previous year. We served a total of 31.65 million passengers, up from 29.27 million in FY2006-07.

New contracts and renewals

During the year in review, we won several contracts from several airline clients such as Etihad Airways for ground and cargo handling, Cathay Pacific Airways for passenger handling, British Airways, Qantas Airways, Jetstar Airways and Valuair for flight operations, DBS Asia Treasures Lounge at Terminal 3 for lounge management, and Shanghai Airlines Cargo for cargo handling. Our aviation security unit also secured new contracts for the provision of armed security services.

In addition, we saw a healthy number of contract renewals from airline customers such as Jet Airways, Xiamen Airlines, Lufthansa German Airlines, Nepal Airlines, Pakistan International Airlines and JetQuay.

However, we lost Qatar Airways, Jetstar Airways International and Transmile Air to competition.

We now serve a total of 42 airline clients and have a 65 percent market share by the total number of scheduled airlines operating at Singapore Changi Airport.

Milestone events

FY2007-08 proved to be an exciting year for SATS' Apron, Passenger Services and Baggage divisions as we worked towards welcoming the A380 in October 2007. While it was a privilege being the first ground handler in the world to handle the A380, it also meant that we had to set precedence in areas of handling equipment and routines. A training manual was developed for the A380 handling to cover aircraft door opening and aerobridge operations. Special training sessions using an in-house developed A380 mock-up fuselage were conducted. Numerous simulated trials were also carried out to thoroughly prepare our ground staff for the operation routines.



SATS Passenger Services also faced its first-time challenge of ensuring the efficient and accurate seating of all A380 passengers at their respective decks. As the A380 is a double-deck aircraft, the correct deck has to be printed on each passenger's boarding pass to avoid confusion. Service staff were also stationed at the aerobridge entrances to assist passengers during boarding.

The next key event took place barely a month later when the ASEAN Summit was held in Singapore from 18 to 22 November 2007. We handled a total of 2,155 international delegates and 14 private jets. Due to the high-level nature of the Summit, the Ministry of Foreign Affairs stipulated an extensive list of requirements concerning VIP protocol and service standards which the SATS Passenger Services VIP Team duly adhered to. For their dedication, attention to detail and smooth handling of all the delegates, the Team was commended by the Ministry of Foreign Affairs.

The official opening of Singapore Changi Airport Terminal 3 on 9 January 2008 was another significant event that took place during the year. Preparations for the smooth implementation and cutover of dual terminal operations at both Terminals 2 and 3 took place as early as the first quarter of 2006. Towards the opening in January 2008, preparations intensified, with more trial runs that demanded our ground staff's effective execution of ramp, apron, baggage and cargo handling procedures. No effort was spared in ensuring the smooth servicing of passengers on Singapore Airlines' flights. These included synchronising flight ticketing systems, mapping out detailed timetabling procedures for staff and conducting staff familiarisation briefings many months before the transition.


sats





■ 1700

Cargo handled

1.57m tonnes

Cargo handled

	(m tonnes)
[illegible]	1.6
FY06-07	1.6
FY05-06	1.5
FY04-05	1.4
FY03-04	1.4

The inaugural biennial Singapore Airshow was an exciting milestone for Singapore and SATS. As the sole ground handler for this mega aerospace event, we provided a comprehensive suite of services for the participating exhibitors. We helped obtain the necessary clearances for aircraft landings from the various authorities and manned the flight operations. We also provided aircraft interior cleaning, apron/baggage and transport services.

New offerings and facility upgrades

In January 2008, SATS opened a Special Services Lounge at Terminal 3 to cater to passengers with special needs, such as the elderly passengers, mothers with infants, unaccompanied minors and young passengers. Equipped with a range of amenities including a coffee corner, massage chairs, ensuite toilets and a nappy changing room, the new lounge was enthusiastically received and early users lauded our efforts to cater to their needs.

SATS Cargo sought to maintain its cutting edge in fast and efficient service by raising its productivity through a series of equipment upgrades and enhancements. These included the upgrading of its Materials Handling Systems, radio frequency infrastructure to leverage on wi-fi technology to improve the speed of data transfer, and coldrooms in the airfreight terminals to accommodate the CFC-free refrigeration systems. In an effort to minimise errors in shipment weight capture, an auto weight capture feature was installed in its Cargo Operations Systems.


AIRLINES
First to Fly
A380

Accolades

SATS garnered a number of commendations from our airline clients during the year in review. These included the All Nippon Airways' 'TC3 Best Cargo Station' for which SATS Cargo and Apron are proud to be its service partners, the EVA Airways' 'Excellent Performance Station' – an accolade given to SATS Cargo for the third year running – and the 'Good Service Award' from Air Niugini for SATS Cargo's dedication and efficient service to the airline.

SATS Security Services also continued to win praise for its contributions in ensuring a safer aviation industry. Outstanding officers were recognised for their top-notch vigilance and contributions with the winning of the 'Commissioner of Police Commendation Award' and the 'Commendation from Commander Airport Police' award. As a testament to the strength of the unit as a whole, SATS Security Services was graded 'A' with an excellent score of above 80 percent by the Security Industry Regulatory Department. It passed criteria such as quality of manpower, operations planning and management, and leadership qualities with flying colours.

SATS Cargo successfully obtained the renewal of two major certifications during the year, namely the TAPA (Transported Asset Protection Association) 'A' Class certificate awarded by SGS International Certification Services for adherence to top-notch security practices for cargo handling, and the international ISO14001:2004 benchmark for its commitment on environmental improvement through continual energy saving projects.


46






sats
DF585L

Meals produced
25.72m
▲ 4.0%

Meals produced

(million)	
[illegible]	25.7
FY06-07	24.7
FY05-06	24.2
FY04-05	23.5
FY04-05	19.7

SATS saw higher meal volumes and more premium meals being uplifted during the year in review. Our two inflight kitchens produced a total of 25.72 million meals, an increase of 4.0 percent over the previous year.

New contracts and renewals

In FY2007-08, we renewed catering contracts with Xiamen Airlines, Air India, All Nippon Airways, Qatar Airways and Turkish Airlines while welcoming Etihad Airways, the national carrier of the United Arab Emirates, as our new client. We also commenced catering for SIA's Silver Kris Lounge and DBS Asia Treasures Lounge at the new Terminal 3 in January and March 2008 respectively. With a robust roster of clients, SATS continues to capture 64 percent share of the market by the total number of scheduled airlines operating at Singapore Changi Airport.

Milestone events and new offerings

Our biggest customer, Singapore Airlines, generated much excitement with its inaugural A380 flight from Singapore to Sydney. Although the preparation lead time for meals did not depart from the usual 12- to 15-hour window period, almost 25 percent more catering staff were deployed at the aircraft site for each A380 flight due to the additional catering requirement. We also spent $1.5 million on four new Direct Upper Deck Catering trucks, custom-built to provide direct access to the higher deck of the A380 aircraft.

Preparation for the ASEAN Summit in November 2007 was done many weeks prior to the arrival and subsequent departure of international delegates, whether on scheduled or private flights. All meal specifications of the delegates were strictly followed to a tee, demonstrating the attention to detail that we devoted to each of the 2,155 VIP delegates.



SATS continued to excite with its proactive approach of offering airline clients alternative menus. This move towards a wider selection has not only delighted clients, but clearly demonstrated our interest for the well-being of airline passengers. In December 2007, we introduced a nut-free menu for all airline clients to take into consideration the dietary concerns of passengers with adverse reaction to nuts. We also unveiled a new fine dining menu in November 2007, specially designed for ad-hoc flights and private jets. The menu comprises more elaborate dishes such as veal tenderloin medallion in piquant sauce, mutton roganjosh with jeera pillau and shabnan curry as well as an exotic range of appetizers and desserts, and a fine selection of wines and cheeses to whet the appetites of an emerging traveller class.

Harnessing new technology

May 2007 saw the implementation of the SESAMi e-Procurement Portal, a one-stop web-based solution that streamlines the Request for Quotations purchasing process. In June 2007, SATS Catering adopted the new Warehouse Management System (WMS) to manage inventory in SATS Inflight Catering Centre 2 warehouse. This system simplifies the goods receiving and issuing processes, reduces man-hour effort and frees up the necessary space in the Automated Storage and Retrieval System store. At the same time, it makes tracking of goods easier and facilitates faster retrieval of management reports.







■ 1933

Awards and recognition

SATS won a number of catering-related awards this year, including two from United Airlines – the 'On Time Departure Award 2006' for quick turnaround and the 'Certificate of Achievement 2006' in Small International Category, where we were judged based on safety, reliability, timely inventory reporting and responsiveness to resolving customer complaints and issues.

We were the runner-up for SIA's 'Excellence in Catering 2006' award (Category 1) and were named the 'Most Collaborative Caterer' by the airline. We also bagged the 'Pride of SilkAir 2006 – Best Service Partner (Catering)' award, the Philippine Airlines' Mabuhay Award 2006 for 'Best Airline Caterer – 2nd Runner Up' as well as the 'Golden Outstanding Supplier Award' presented by China Eastern Airlines for the third year running.

SATS Catering's Chief Baker, Thomas Ruder, and Bakery Chef De Partie, Leong Kai Soon, did us proud by clinching gold medals as Singapore's representatives in the bakery competition at the 12th Asian International Exhibition of Food & Drink, Hotel, Restaurant and Foodservice Equipment, Supplies and Services (HOFEX 2007) in Hong Kong in May 2007.


sats







■ 2002



Overseas Operations Review

We expect our first mover advantage in China and India to be an important contributing factor to our overseas success.

Airports

39

Joint ventures

18

Countries

08

Passengers handled

35.38m

(million)

FY07-08	[illegible]
FY06-07	29.7

Building our presence in Asia, SATS now has an overseas network of ground handling and inflight catering operations that span 39 airports in eight countries. For the year in review, our overseas associates reported aggregate revenues of over $700 million while our share of profits from these overseas associates amounted to $44.7 million.

China and India remain important markets for us. With air traffic at these two Asian hubs projected to grow at an unprecedented pace, we expect our first mover advantage in these markets to be an important contributing factor to our overseas success.

In China, our ground handling associate, Beijing Aviation Ground Services (BGS), has completed its expansion into eight airports in Tianjin, Nanchang, Wuhan, Chongqing, Guiyang, Changchun, Hohhot and Harbin.

In India, we further strengthened our partnership with NACIL (National Aviation Company India Limited -- the merged entity of Air India and Indian Airlines) by collaborating with our partner to secure one of the two ground handling concessions at the new Rajiv Gandhi International Airport in Hyderabad. The new airport has commenced operations since 23 March 2008 and NACIL-SATS joint venture is providing ground handling services to international carriers such as Singapore Airlines, Emirates, SriLankan Airlines, Malaysia Airlines, Kuwait Airways, Thai Airways and KLM Royal Dutch Airlines at the airport.



Flights handled
427,730

Flights handled ('000)

	427.7
FY06-07	219.1

Asia Airfreight Terminal Co Ltd (AAT)
AAT is an airfreight terminal operator based at Hong Kong International Airport (HKIA). It operates on a franchise awarded by the Airport Authority of Hong Kong. It is owned by an international consortium comprising five significant shareholders, the largest of which is SATS, which holds a 49 percent equity stake in AAT since June 2004. AAT's operations straddle two air cargo handling terminals, the newer of which became operational in December 2006. Both terminals have a combined handling capacity of 1.5 million tonnes per annum.

AAT offers a comprehensive range of quality services, from physical cargo handling to documentation processing. It holds a market share of 20 percent and serves about 30 airline customers including Singapore Airlines Cargo, Federal Express, Lufthansa Cargo, Thai Airways and Asiana Airlines.

During the year in review, AAT reported a cargo throughput of 672,000 tonnes and welcomed a bumper crop of new customers including Yangtze River Express, Thai Airways, Asia Overnight Express, Lion Air, Thai Global Airline, Girjet and MK Airlines.

Complementing its success with new clients, AAT also bagged a number of awards related to performance safety, environmental best practices and technology, including the HKIA Safety Performance Award for Continuous Improvement, the 2007/2008 Airport Environmental Best Practice Award and the 2007 Hong Kong Information and Communications Technology Awards for usage of radio frequency identification technology for its truck control systems.

Beijing Aviation Ground Services Co Ltd (BGS)
Incorporated in 1995, BGS is a 60/40 ground handling joint venture formed by Capital Airports Holding Company (CAH) and SATS. BGS provides comprehensive ground handling services including passenger, cargo, apron and technical ramp handling at the Beijing Capital International Airport (BCIA).







Cargo handled

2.23m tonnes

Cargo handled

	(m tonnes)
	2.2
FY06-07	2.2

Following an expansion plan announced in December 2006, BGS has successfully established its presence in eight other Chinese airports with the formation of ground handling joint ventures with the respective airport companies in Tianjin, Nanchang, Wuhan, Chongqing, Guiyang, Changchun, Hohhot and Harbin.

In FY2007-08, BGS welcomed a host of new clients, namely Okay Airways, Siberia Airlines, Chongqing Airlines, Air Hong Kong, Nippon Cargo Airlines, Sakhalinskie Aviatrassy and Etihad Airways. Serving over 40 international and domestic airline customers including Singapore Airlines, All Nippon Airways, Air France, Federal Express, Cathay Pacific Airways, China Southern Airlines and Hainan Airlines, BGS holds a market share of about 50 percent by the number of airlines operating at BCIA.

In recognition of its efficient ground handling services, BGS was conferred the 'Best Ground Services Award' by Beijing Capital Airport Travel Promotion Committee in January 2008. In the same month, Shenzhen Airlines handed its 'Best Airport Services Award' to BGS, lauding it for outstanding services provided.

During the year, BGS handled close to 4.7 million passengers and 146,000 flights. It also made new equipment purchases worth RMB 80 million and installed global positioning system for all its ground service equipment in preparation for the opening of Terminal 3 in February 2008 and the Beijing Olympics in August 2008.

Evergreen Air Cargo Services Corporation (EGAC)

SATS holds a 25 percent stake in EGAC, which offers a comprehensive suite of cargo handling services and runs a fully-automated airfreight terminal at Taiwan Taoyuan International Airport (Taoyuan Airport), one of the only two on-airport cargo facilities in Taiwan. EGAC's airfreight terminal has an annual cargo handling capacity of 700,000 tonnes.

EGAC serves more than 20 airline customers including EVA Airways, KLM-Royal Dutch Airlines, Singapore Airlines, Thai Airways, All Nippon Airways and Federal Express, and has a cargo handling market share of 28 percent in Taoyuan Airport. During the year, EGAC signed a new contract with Thai Airways



to act as the airline's document handling agent. This new service encompasses providing cargo documentation handling for import and export cargo and communicating, on behalf of Thai Airways, to its customers and all parties concerned at the airport.

EGAC also continued to enhance its value proposition to customers by harnessing technology to improve operational efficiency. In July 2007, it implemented the barcode system for all operational processes, including import and export cargo handling and warehouse inventory management. This resulted in greater accuracy in data capturing and reduction in processing time.

Evergreen Airline Services Corporation (EGAS)
Established in October 1990, EGAS is a ground handling company based in Taiwan Taoyuan International Airport (Taoyuan Airport). EGAS' services include loading/unloading, handling and warehousing of luggage, cargo and mail as well as aircraft cleaning and maintenance services for various types of airport equipment and vehicles. SATS took a 20 percent stake in EGAS in June 2000, with the Evergreen Group holding the remaining 80 percent equity stake.

EGAS currently has a 32 percent ground handling market share in Taoyuan Airport and serves about 10 airline customers including EVA Airways, Singapore Airlines, Hong Kong Dragon Airlines, All Nippon Airways and Asiana Airlines. In FY2007-08, it handled about 28,000 flights.

During the year, EGAS won the 'Excellent Performance Award' in the annual Airline Cargo Container Security Examination, jointly held by the National Police Agency Inspection Division Section and Aviation Police Office's Inspection Section. This is the second highest honour EGAS has received for this annual commendation since 2005.

PT Jasa Angkasa Semesta Tbk (PT JAS)
PT JAS, a ground and cargo handling company, was formed in 1984. In August 2004, SATS took a 49.8 percent equity stake in the company through a strategic partnership that enabled both companies to effectively tap into opportunities in the Indonesian ground and cargo handling market.

Currently, PT JAS counts 28 airlines including Singapore Airlines, Cathay Pacific Airways, EVA Airways, Saudi Arabian Airlines and Qatar Airways as its clients.

For the year in review, PT JAS secured a good mix of new contracts and renewals, signing new handling agreements with China Eastern Airlines, Jett8 Airlines Cargo and Sriwijaya Air, while extending contracts with Uni Air, Emirates Airlines, Saudi Arabian Airlines, Kuwait Airways, Airfast and Lufthansa Cargo. The company also signed a new lounge services agreement with Lippo Bank and renewed similar service contracts with DBS Bank and ANZ Bank.

In May 2007, PT JAS started its Greet and Assist Service for DBS Bank Asia Treasures customers. The personalised assistance to passengers gives them a hassle free experience during arrival and departure at the airport. PT JAS also introduced the Neutral Airway Bill (NAWB) printing at its cargo warehouse to enable cargo agents to print the NAWBs when their shipments are ready at export acceptance. This increases efficiency and minimises errors arising during cargo acceptance as warehouse staff can cross check and change error data before the NAWBs are printed.

PT JAS received a number of awards during the year, including the 'Singapore Airlines CEO TCS Award' as well as the 'Cathay Pacific Network Outstanding Airport Performance Award'. In June 2007, Qatar Airways voted JAS Cengkareng station as one of the Gold Award Stations, along with 15 other stations within the Qatar Airways network, in recognition of PT JAS' excellent baggage handling performance.

Tan Son Nhat Cargo Services Ltd (TCS)
Commencing operations in 1997, TCS is Vietnam's leading air cargo terminal operator at Tan Son Nhat International Airport. It is a joint venture between Vietnam Airlines, Southern Airport Services Company and SATS, which holds a 30 percent equity stake in the company.

During the year in review, TCS reported a cargo throughput of 186,000 tonnes and saw several new client wins including Qatar Airways, Jetstar Asia, Mandarin Airlines, Uni Airways, Hong Kong Airlines, Cargolux Airlines and Viva Macau. They add to its impressive clientele list of 26 scheduled international airlines and over 300 freight forwarders.

In addition, TCS continued to win praise for its high standards of service by clinching the Singapore Airlines' 'Best Station Award for Cargo Operations'. It outperformed 23 other stations in its category to win the title.

Inflight Catering

Meals produced

39.61m



Meals produced
(million)
39.6
FY06-07
37.7

Beijing Airport Inflight Kitchen Ltd (BAIK)
Founded in 1993, BAIK is a 60/40 joint venture between Capital Airport Holdings Company (CAH) and SATS.

Under an expansion plan announced in December 2006, BAIK has now extended its presence to eight other airports in the CAH's network, namely Tianjin, Nanchang, Wuhan, Chongqing, Guiyang, Changchun, Hohhot and Harbin, through a management services agreement signed with the eight airport companies. BAIK is in the process of seeking the Chinese authorities' approval to acquire the catering businesses at these eight airports.

BAIK currently has the capacity to produce 15,000 meals per day. It provides domestic and international airlines with inflight meals of various cuisines, pastries, beverages and duty-free goods. In FY2007-08, it produced close to 5.0 million meals.

As a testament to its reliable service standards and quality offerings, BAIK sees a high retention rate amongst its airline customers. During the year in review, Qatar Airways, Scandinavian Airlines, SriLankan Airlines and Malaysia Airlines chose to renew their contracts with BAIK. It also signed up Etihad Airways as a new airline client. BAIK serves more than 20 airline customers currently and has a market share of 20 percent at the capital airport by the number of passengers served.

In 2007, BAIK won numerous airline awards, including the 'Service Excellence 2006 Award' by British Airways and the 'Best Airline Caterer for the Asian Region 2006' by Philippine Airlines.

Evergreen Sky Catering Corporation (EGSC)
In October 1995, SATS took a 15 percent equity stake in EGSC, its first major investment in Taiwan. Located near Taiwan Taoyuan International Airport (Taoyuan Airport) in Taoyuan County, EGSC has a market share of close to 50 percent in Taoyuan Airport, serving more than 10 airline customers including EVA Airways, Singapore Airlines, Malaysia Airlines, Thai Airways and All Nippon Airways.



The year in review saw EGSC produce about 5.3 million meals and renew several contracts with airline clients such as Malaysia Airlines, Singapore Airlines Silver Kris Lounge and Federal Express.

EGSC also received several accolades from its airline customers. They included 'Singapore Airlines Best Caterer Award for 2006', 'All Nippon Airways Overseas Best Caterer Silver Award' as well as 'Excellent Security Performance Award' conferred by the National Policy Agency of R.O.C. In October 2007, EGSC was presented the Certificate of Halal Compliance by Malaysia Airlines for scoring full marks for the audit. In March 2008, it successfully passed the ISO22000 certification audit, earning the coveted certification which formalises standards for strict food hygiene control and monitoring systems.

Macau Catering Services Co. Ltd. (MCS)
MCS was incorporated in Macau in 1995 as a joint venture between Servair-SATS Holdings and local Macau companies, Sociedade de Turismo e Diversoes de Macau, Wu's Group and H. Nolasco Cia Lda. Servair-SATS holds a 34 percent stake in MCS and it, in turn, is a 49/51 joint venture between SATS and SERVAIR Group, a catering subsidiary of Air France.

MCS' production facility, which is located at the west end of the passenger terminal of Macau International Airport, serves an average of 5,500 meals per day.

In FY2007-08, MCS signed up China Eastern Airlines and Air China as new clients, renewed catering contracts with Air Macau, and produced over 1.8 million meals. As the sole inflight caterer in Macau, it serves 10 airline customers, including Air Macau, EVA Airways, TransAsia Airways, Shanghai Airlines and Viva Macau.

During the year, MCS passed its ISO9001 certification renewal audit with merit and obtained its first Hazard Analysis and Critical Control Points (HACCP) certification from the Hong Kong Quality Assurance Agency.

MacroAsia Catering Services Inc (MACS)
An 80/20 joint venture formed by MacroAsia Corporation and SATS, MACS is the first inflight catering facility located inside the premises of Ninoy Aquino International Airport (NAIA) in Manila, Philippines.

Since the start of its operations in 1998, MACS has maintained its position as the most preferred airline caterer and market leader at NAIA, capturing more than 60 percent of the market share. It serves international carriers including Emirates, Singapore Airlines, Korean Air, Japan Airlines and Saudi Arabian Airlines.

In FY2007-08, MACS produced close to 2.6 million meals. Several airline customers such as Northwest Airlines, KLM-Royal Dutch Airlines, Qantas Airways and Air Niugini re-affirmed their commitment by renewing contracts with MACS during the year.







2238

For its consistent performance, MACS was conferred the 'Preferred Catering Supplier for 2006 Award' by Qantas Airlines. It also clinched two Korean Air's recognition awards for helping the airline emerge top in the Best Station Competition twice in a year as well as the Japan Airlines' plaque of appreciation, given for its committed efforts in improving the airline's inflight food services.

Maldives Inflight Catering Pte Ltd (MIC)
Located at the Malé International Airport (MIA), Maldives, MIC is owned by Maldives Airports Company Limited and SATS, which has a 35 percent equity stake in the joint venture.

MIC saw a befitting start to the year with a good mix of new client wins and renewals. It added China Eastern Airlines and Krasair to its roster of airline customers and renewed contracts with Belair and Thomsonfly during the year in review. MIC currently serves over 15 airline customers and is the only inflight caterer at MIA.

The highlight of the year was MIC's official opening of its new US$9.1 million inflight kitchen at MIA on 28 June 2007. Boasting state-of-the-art kitchen technology and process design, the new kitchen has the capacity to produce up to 4,000 meals daily. In FY2007-08, it produced a total of more than 500,000 meals.

MIC-owned Hulhule Island Hotel (HIH) completed its expansion programme with the opening of a new guest wing comprising 15 super deluxe and 36 deluxe rooms in January 2008. These rooms bring the total number of guest rooms at HIH to 136. HIH also added new facilities during the year, which included a beautiful spa, rooftop restaurant, sunset deck and beach area, and upgraded its lobby area as well as swimming pool. Additional facilities such as a new tennis court and golf putting green are in the pipeline and expected to be ready by mid-2008. HIH recorded its highest room occupancy ever at 98.8 percent in October 2007, even before the completion of its upgrading programme.

Taj Madras Flight Kitchen Limited (TMFK)
TMFK operates an inflight catering business at Chennai, India. It is 30 percent owned by SATS, with Indian Hotels and Malaysia Airlines taking the remaining 70 percent stake.

TMFK boasts a finely run operation, catering exquisite inflight meals to airlines.

During the year in review, TMFK produced over 4 million meals and won new catering contracts from Air India and Jet Airways for lounge services while renewing existing contracts with Singapore Airlines and Malaysia Airlines. TMFK currently holds a market share of 85 percent in Chennai and serves more than 10 airlines.

Having achieved its Hazard Analysis and Critical Control Points (HACCP) accreditation the previous year, TMFK continued to successfully maintain its food safety and hygiene standards, keeping in line with the prescribed framework for the management of meal production processes, which is the core of the HACCP certification. As a result, TMFK's HACCP renewal was granted in February 2008.

In addition, TMFK made history as the first airport kitchen in India to be fully Halal certified. This certification was awarded by Malaysia Airlines after stringent audits pertaining to all aspects of meal preparation, handling, storage, transportation, cleaning and disinfection.

Taj SATS Air Catering Ltd (TSAC)
With an established presence in the key cities of Mumbai, Delhi, Kolkata and Amritsar, TSAC is the premium inflight caterer serving domestic and international airlines that call at the Indian aviation hub. TSAC is a 49/51 joint venture between SATS and Indian Hotels which operates the Taj Group of hotels in India.

TSAC's clear mission of "serving different cuisines with quality that is out of this world" is one that many established airlines are appreciative of. During the year, TSAC produced over 18 million meals and welcomed on board All Nippon Airways, China Eastern Airlines and Air India Express as new clients. It now has more than 40 airline customers, giving it close to 50 percent share of the inflight catering market in India.

In November 2007, TSAC's Mumbai unit won the coveted 'Qantas Airways Recognition Award' in appreciation of its exemplary services that ranged from quick turnaround to reliable handovers across shifts. TSAC's Delhi unit came in tops in the 'Mango Culinary Contest Awards' organised by Delhi Travel and Tourism Development Corporation, bagging four out of the seven awards that were handed out.

The year in review also saw TSAC's Delhi unit achieve two major accreditations. In March 2007, the Delhi unit was awarded Certificate of Halal Compliance by Malaysia Airlines. In the same month, it also earned the HACCP certification, attesting to its compliance with internationally-prescribed standards pertaining to design, production, delivery, post-sales liaison of catering services to airlines and institutions.

0002



Earnings

Revenue for FY2007-08 was $958.0 million, $12.3 million or 1.3 percent higher than the preceding financial year mainly because of higher business volume. Operating expenditure decreased $8.8 million or 1.1 percent mainly from lower bonus provision with the de-linking of the Profit Sharing Bonus from SIA.

As a result, operating profit increased $21.1 million or 13.8 percent to $174.3 million.

Profit contribution from our associated companies decreased $7.4 million or 14.2 percent to $44.7 million. Associated companies contributed 19.3 percent of our Group's profit before exceptional item, a reduction of 4.4 percentage points over the preceding financial year.

The Group's profit before tax increased $28.9 million or 13.1 percent to $248.7 million which include a one-time gain of $17.3 million from the sale of SATS Express Courier Centre 2 (ECC2) in January 2008.

The Group posted a net profit attributable to equity holders of $194.9 million, an increase of $16.7 million or 9.4 percent compared to the preceding financial year.

Group revenue and expenditure



($m)
1000
800
600
400
200
0
FY03-04
FY04-05
FY05-06
FY06-07
FY07-08
Revenue
Expenditure

Group operating profit, profit before tax and profit attributable to equity holders of the Company



($m)
300
250
200
150
100
FY03-04
FY04-05
FY05-06
FY06-07
FY07-08
Profit before tax
Operating profit
Profit attributable to equity holders of the Company

Basic earnings per share increased 1.2 cent or 7.1 percent to 18.2 cents.

Profitability ratios of the Group are as follows:

	2007-08	2006-07	Change
	%	%	% points
Return on turnover	20.4	18.9	+ 1.5
Return on equity holders' funds	14.4	14.2	+ 0.2
Return on total assets	10.7	10.2	+ 0.5

Group profitability ratios



(%)
(cents)
25
20
15
10
5
FY03-04
FY04-05
FY05-06
FY06-07
FY07-08
Net profit margin (%)
Earnings per share (cents)
Return on average equity holders' funds (%)
Return on total assets (%)

Revenue

Revenue for FY2007-08 was $958.0 million, $12.3 million or 1.3 percent higher than the preceding financial year mainly because of higher business volume. However, the increase was offset by rates reduction under the competitive environment, suspension of flights by a few carriers during the year, and cessation of the hold-baggage screening contract with CAAS.

The segmental revenue and its composition are summarised below:

	2007-08		2006-07		
	$ million	%	$ million	%	% change
Inflight catering *	430.9	45.0	409.7	43.3	+ 5.2
Ground handling *	430.9	45.0	436.6	46.1	– 1.3
Aviation security *	47.0	4.9	49.7	5.3	– 5.4
Others #	49.2	5.1	49.7	5.3	– 1.0
Total	**958.0**	**100.0**	**945.7**	**100.0**	**+ 1.3**

* The segmental revenue excludes the intra-group revenue.
# Other services include airline laundry services, cargo delivery, manufacturing and distribution of chilled and frozen processed food, and leasing of office space to airline clients and cargo agents.

Group revenue composition

2007-08



- Inflight catering 45.0%
- Ground handling 45.0%
- Aviation security 4.9%
- Others 5.1%

2006-07



- Inflight catering 43.3%
- Ground handling 46.1%
- Aviation security 5.3%
- Others 5.3%

Revenue from inflight catering, which constituted 45.0 percent of the total Group's revenue, increased 5.2 percent from $409.7 million to $430.9 million for the financial year ended 31 March 2008. The increase was mainly due to a 4 percent increase in number of meals uplifted compared to the preceding financial year.

Despite 1.7 percent higher cargo throughput and number of flights handled, revenue from ground handling of $430.9 million, which also constituted 45.0 percent of the total Group's revenue, showed a decline of 1.3 percent compared to the preceding financial year. The reduction was primarily due to rates pressure under the competitive environment.

Revenue from aviation security services, made up 4.9 percent of the total Group's revenue, dropped 5.4 percent mainly due to cessation of the CAAS hold-baggage screening contract in end-August 2006.

Revenue from other services, forming 5.1 percent of the total Group's revenue, dropped slightly from $49.7 million to $49.2 million mainly due to lower rental income consequent to the sale of ECC2.

Expenditure

Operating expenditure decreased $8.8 million or 1.1 percent mainly from lower provisions for bonuses as a result of the de-linking of the Profit Sharing Bonus from SIA.

The reduction was however offset by higher check-in counter rentals, staff costs and raw material costs. Staff costs increases were for the capacity build-up for dual terminal operations with the opening of Terminal 3 at Singapore Changi Airport.

Group expenditure composition

	2007-08		2006-07		
	$ million	%	$ million	%	% change
Staff costs	426.7	54.4	441.2	55.7	– 3.3
Cost of raw materials	86.4	11.0	81.7	10.3	+ 5.8
Licensing fees	61.9	7.9	60.4	7.6	+ 2.5
Depreciation and amortisation charges	59.2	7.6	65.7	8.3	– 9.9
Company accommodation and utilities	69.7	8.9	64.7	8.2	+ 7.7
Other costs	79.8	10.2	78.8	9.9	+ 1.3
Total	**783.7**	**100.0**	**792.5**	**100.0**	**– 1.1**

Group expenditure composition 2007-08



Staff costs	54.4%
Cost of raw materials	11.0%
Licensing fees	7.9%
Depreciation and amortisation charges	7.6%
Company accommodation and utilities	8.9%
Other costs	10.2%

2006-07



Staff costs	55.7%
Cost of raw materials	10.3%
Licensing fees	7.6%
Depreciation and amortisation charges	8.3%
Company accommodation and utilities	8.2%
Other costs	9.9%

Profit contribution from associated companies

Profit contribution from associated companies decreased 14.2 percent to $44.7 million mainly from the reduction in profit from Asia Airfreight Terminal due to additional operating costs and depreciation for the new terminal which went operational in December 2006. Share of profit from the Beijing Aviation Ground Services was also lower than the preceding financial year due to the introduction of a new minimum wage policy in China that changed the wage structure of our Beijing's associated companies.

Associated companies contributed 19.3 percent of our Group's profit before exceptional item, a reduction of 4.4 percentage point over the preceding financial year.

Exceptional item

Exceptional item relates to a one-off gain of $17.3 million from the sale of ECC2 in January 2008.

Taxation

The Group's taxation for FY2007-08 increased 31.1 percent to $53.5 million. This was because of a deferred tax write-back amounting to $6.6 million arising from the 2 percent reduction in corporate tax rate in FY2006-07.

Dividends

The Company paid an interim dividend of 4 cents per share (one-tier tax-exempt), amounting to $43.1 million on 29 November 2007. The directors proposed that a final dividend of 10 cents per share (one-tier tax-exempt), amounting $107.6 million, be paid.

The total dividend of $150.7 million, payable out of profits for financial year 2007-08, represents a dividend payout of 77.3 percent, an increase over the 48.5 percent payout ratio for FY2006-07.

The higher dividend payout policy will allow the Company to move towards a more efficient capital structure, while at the same time retaining the flexibility to pursue appropriate investments as and when such opportunities arise.

Financial position
At 31 March 2008, the equity attributable to equity holders of the Company was $1,383.9 million, an increase of $69.7 million or 5.3 percent compared to $1,314.2 million at 31 March 2007. The return on equity holders' funds for the Group was 14.4 percent for FY2007-08, 0.2 percentage point higher than the preceding financial year.

The Group's total assets were $1,849.5 million at 31 March 2008, which is $45.3 million or 2.5 percent higher than that as at 31 March 2007.

The net asset value per share was $1.29, 5 cents or 4.0 percent higher than that as at 31 March 2007.

Net liquid assets of the Group increased $93.3 million to $744.6 million. The debt equity ratio for the Group at 31 March 2008 remained unchanged at 0.15 compared to one year ago.

Equity holders' funds, total assets and net asset value per share



($m)
(cents)
2,000
1,500
1,000
500
0
150
120
90
60
30
0
FY03-04
FY04-05
FY05-06
FY06-07
FY07-08
Equity holders' funds ($m)
Total assets ($m)
Net asset value per share (cents)

Net liquid assets



($m)
800
600
400
200
0
FY03-04
FY04-05
FY05-06
FY06-07
FY07-08

Capital expenditure and cash flow
The Group's capital expenditure was $20.6 million for the current financial year and internally generated cash flow was $258.2 million, a slight reduction from $275.8 million in the preceding financial year. The self-financing ratio of cash flow to capital expenditure declined from 20.1:1 to 12.5:1 this year.

The Group's cash and cash equivalents was $700.3 million as at 31 March 2008, an increase of $122.8 million compared to a year ago.

Capital expenditure and internally generated cash flow



($m)
(ratio)
300
240
180
120
60
0
25
20
15
10
5
0
FY03-04
FY04-05
FY05-06
FY06-07
FY07-08
Capital expenditure ($m)
Internally generated cash flow ($m)
Self financing ratio

Value added

The value added of the Group was $682.5 million, up $7.4 million compared to the preceding financial year. Of which, $368.4 million (54.0 percent) went to salaries and other staff costs. Shareholders received $140.0 million (20.5 percent) in dividends. Interest on borrowings accounted for $6.2 million (0.9 percent), while corporate taxes accounted for $53.5 million (7.9 percent). The amount of $114.1 million (16.7 percent) was retained for future capital requirements, and $0.3 million was attributable to minority interests.

Statement of value added and its distribution

	2007-08	2006-07	2005-06	2004-05	2003-04
	$ million	$ million	$ million	$ million	$ million
Total Revenue	958.0	945.7	932.0	975.7	868.7
Less: Purchases of goods and services	355.7	343.3	335.5	330.9	274.6
	602.3	602.4	596.5	644.8	594.1
Add/(less):					
Interest income	15.7	18.2	9.3	3.3	5.0
Share of results of associated companies	44.7	52.1	57.3	50.5	33.8
Amortisation of deferred income	1.4	1.4	1.4	1.4	1.6
Amortisation of goodwill	–	–	–	(0.1)	(0.1)
Income from long-term investments	1.1	1.0	0.6	0.6	0.7
Exceptional items	17.3	–	–	(28.8)	(8.0)
Total value added available for distribution	**682.5**	**675.1**	**665.1**	**671.7**	**627.1**
Applied as follows:					
To employee					
– Salaries and other staff costs	368.4	383.4	347.5	387.3	343.4
To government					
– Corporate taxes	53.5	40.8	56.9	49.2	28.0
To supplier of capital					
– Dividend	140.0	83.9	83.1	367.2	54.7
– Minority interests	0.3	0.8	0.6	0.3	(0.2)
– Interest on borrowings	6.2	6.2	6.3	3.9	6.1
Retained for future capital requirements					
– Depreciation and amortisation	59.2	65.7	65.3	63.2	61.5
– Retained earnings	54.9	94.3	105.4	(199.4)	133.6
Total value added	**682.5**	**675.1**	**665.1**	**671.7**	**627.1**
Value added per $ revenue	0.71	0.71	0.71	0.69	0.72
Value added per $ employment costs	1.85	1.76	1.91	1.73	1.83
Value added per $ investment in fixed assets	0.53	0.52	0.52	0.53	0.50

Staff strength and productivity

The Group's average staff strength for the current financial year was 7,938. This was 6.4 percent higher than the preceding financial year due to the recruitment of staff from non-traditional sources to replace contract labour and provide stability to our workforce. The breakdown of the average staff strength is as follows:

	2007-08	2006-07	% change
Inflight catering	2,089	1,963	+ 6.4
Ground handling	4,501	4,083	+10.2
Aviation security	772	863	-10.5
Others	576	552	+ 4.3
Total	**7,938**	**7,461**	**+ 6.4**

The staff productivity measured by value added per employee for the current financial year decreased 5.0 percent to $85,979. Productivity in terms of value added expressed per dollar of employment cost increased from 1.76 in FY2006-07 to 1.85 in FY2007-08 in view of the lower bonus provision.

Revenue and staff costs per employee also declined 4.8 percent and 9.7 percent respectively.

	2007-08	2006-07	% change
Value added per employee ($)	85,979	90,477	- 5.0
Value added per $ employment cost (times)	1.85	1.76	+ 5.1
Revenue per employee ($)	120,691	126,747	- 4.8
Staff costs per employee ($)	46,410	51,390	- 9.7

Group value added productivity ratios


($m)
(ratio)
800
600
400
200
0
2.0
1.5
1.0
0.5
0.0
FY03-04
FY04-05
FY05-06
FY06-07
FY07-08
Value added ($m)
Value added per $ employment cost
Value added per $ revenue
Value added per $ investment in fixed assets

Group staff strength and productivity


(No. of staff)
($'000)
10,000
8,000
6,000
4,000
2,000
0
140
120
100
80
60
40
20
0
FY03-04
FY04-05
FY05-06
FY06-07
FY07-08
Group staff strength
Revenue per employee ($'000)
Value added per employee ($'000)
Staff cost per employee ($'000)

Economic value added (EVA)

EVA for the Group was $53.9 million, $6.8 million or 11.2 percent lower than the preceding financial year because of higher capital employed and higher weighted average cost of capital of 7.7 percent as compared to 7.4 percent for FY2006-07.

Share capital and share options of the Company

The issued and paid-up capital of the Company increased from S$215,535,829 as at 31 March 2007 to S$250,079,348 as at 31 March 2008. The increase was due to new ordinary shares of the Company ("Shares") allotted and issued pursuant to the exercise of options granted under the SATS Employee Share Option Plan ("Plan"), which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees.

Employee share option plan

On 2 July 2007, the Company made a ninth grant of share options to eligible employees. Staff accepted 14,093,000 share options to be exercised between 2 July 2008 and 1 July 2017.

During the year, 14,710,060 share options were exercised by employees. As at 31 March 2008, there were 55,873,275 unexercised employee share options.

Restricted share plan (RSP) and performance share plan (PSP)

At the extraordinary general meeting of the Company held on 19 July 2005, the shareholders approved the adoption of two new share plans, namely the RSP and the PSP, in addition to the Employee Share Option Plan.

As at 31 March 2008, the number of outstanding shares granted under the Company's RSP and PSP were 522,676 and 183,851 respectively.

Depending on the achievement of pre-determined targets over a two-year period for the RSP and a three-year period for the PSP, the final number of restricted shares and performance shares awarded could range between 0 percent and 120 percent of the initial grant of the restricted shares and between 0 percent and 150 percent of the initial grant of the performance shares.

Breakdown by business activities

	Revenue		Operating profit	
	2007-08	2006-07	2007-08	2006-07
	$ million	$ million	$ million	$ million
Inflight catering	430.9	409.7	99.9	81.7
Ground handling	430.9	436.6	45.9	45.1
Aviation security	47.0	49.7	11.0	8.0
Others •	49.2	49.7	17.5	18.4
	958.0	945.7	174.3	153.2

	Profit before tax		Profit after tax	
	2007-08	2006-07	2007-08	2006-07
	$ million	$ million	$ million	$ million
Inflight catering	116.5	97.5	94.0	78.4
Ground handling	76.4	85.1	57.5	69.6
Aviation security	11.2	8.3	9.0	7.7
Others •	44.6	28.9	34.7	23.3
	248.7	219.8	195.2	179.0

	Total assets		Capital expenditure	
	2007-08	2006-07	2007-08	2006-07
	$ million	$ million	$ million	$ million
Inflight catering	449.5	407.1	6.0	3.3
Ground handling	678.9	729.8	12.5	7.4
Aviation security	18.2	17.9	0.1	0.3
Others •	702.9	649.4	2.0	2.7
	1,849.5	1,804.2	20.6	13.7

• Other services include airline laundry services, cargo delivery, manufacturing and distribution of chilled and frozen processed food, and leasing of office space to airline clients and cargo agents.

Performance by major business units

Inflight catering

Excluding the intra-group revenue, inflight catering's revenue increased 5.2 percent to $430.9 million in FY2007-08 mainly from a 4.0 percent increase in the number of meals uplifted. However, the increase was offset by discounts granted under the competitive environment.

Expenditure for the financial year increased by 0.8 percent to $334.1 million because of higher staff costs and raw material costs. The increase was offset by lower bonus provisions as a result of the de-linking of the Profit Sharing Bonus from SIA.

As a result, operating profit increased 22.3 percent to $99.9 million.

Ground handling

Revenue from ground handling decreased 1.3 percent to $430.9 million for the year ended 31 March 2008. Although cargo throughput and number of flights handled had both increased by 1.7 percent, revenue declined because of discounts granted under the competitive environment.

Expenditure for the financial year dropped 1.7 percent to $385.0 million mainly from lower bonus provisions with the de-linking of the Profit Sharing Bonus formula from SIA. However, the reduction in bonus provisions was offset by higher operating costs arising from dual terminal operations with the opening of Terminal 3 at Singapore Changi Airport. Furthermore, the rental for check-in counters had also increased because of a change in the charging mechanism from a fixed rate basis per month to an hourly rate basis by CAAS.

Operating profit for ground handling increased 1.8 percent to $45.9 million.

Revenue and operating profit by business activities


($m)
Revenue
Op Profit
1000
800
600
400
200
0
FY03-04
FY04-05
FY05-06
FY06-07
FY07-08
Inflight catering
Ground handling
Others

Sensitivity analysis

Revenue

Inflight catering and ground handling revenue have both contributed 45.0 percent of the total Group's revenue in the financial year 2007-08. Inflight catering's revenue is mainly dependent on passenger numbers and the types of meals uplifted by airlines customers, while ground handling revenue is dependent on both flight frequency and cargo throughput. A one percent change in the passenger number will have an impact of approximately $4.3 million in revenue for inflight catering. For ground handling, a one percent movement in flight frequency and cargo throughput will result in a change of $4.3 million in its revenue.

Profit margin

Based on revenue of $958.0 million for the current financial year, a one percent movement in the net profit margin will result in a change of $9.6 million in the Group's profit after tax.

Interest rate

The Group's cash and cash equivalents are mainly invested in short-term deposits and non-equity instruments. Movement in interest rates will have significant impact on the interest income for the Group. Based on the Group's cash and non-equity investments value of $744.7 million as at 31 March 2008, a one percentage point movement in the interest rate will result in a $7.4 million change in the interest income for the Group.

CODE OF CORPORATE GOVERNANCE 2005
SPECIFIC PRINCIPLES AND GUIDELINES FOR DISCLOSURE

Relevant Guideline or Principle	Page Reference in this Report
Guideline 1.3 Delegation of authority, by the Board to any Board Committee, to make decisions on certain board matters.	Pages 58, 59, 60, 63 and 67
Guideline 1.4 The number of board and board committee meetings held in the year, as well as the attendance of every board member at these meetings.	Page 59
Guideline 1.5 The type of material transactions that require board approval under internal guidelines.	Page 59
Guideline 2.2 Where the company considers a director to be independent in spite of the existence of a relationship as stated in the Code that would otherwise deem him as non-independent, the nature of the director's relationship and the reason for considering him as independent should be disclosed.	Not applicable
Guideline 3.1 Relationship between the Chairman and CEO where they are related to each other.	Not applicable
Guideline 4.1 Composition of Nominating Committee.	Pages 58 and 61
Guideline 4.5 Process for the selection and appointment of new directors to the Board.	Page 62
Guideline 4.6 Key information regarding directors, which directors are executive, non-executive or considered by the nominating committee to be independent.	Page 58, 60 and 62
Guideline 5.1 Process for assessing the effectiveness of the Board as a whole and the contribution of each individual director to the effectiveness of the Board.	Page 62
Principle 9 Clear disclosure of its remuneration policy, level and mix of remuneration, procedure for setting remuneration and link between remuneration paid to directors and key executives, and performance.	Pages 64 to 66, 70 and 71
Guideline 9.1 Composition of remuneration committee.	Pages 58 and 63
Guideline 9.2 Name and remuneration of each director. The disclosure of remuneration should be in bands of S$250,000. There will be a breakdown (in percentage terms) of each director's remuneration earned through base/fixed salary, variable or performance-related income/bonuses, benefits in kind, and stock options granted and other long-term incentives.	Page 65
Guideline 9.2 Names and remuneration of at least the top 5 key executives (who are not also directors). The disclosure should be in bands of S$250,000 and include a breakdown of remuneration.	Pages 65 and 66
Guideline 9.3 Remuneration of employees who are immediate family members of a director or the CEO, and whose remuneration exceed S$150,000 during the year. The disclosure should be made in bands of S$250,000 and include a breakdown of remuneration.	Page 66
Guideline 9.4 Details of employee share schemes.	Pages 70 and 71
Guideline 11.8 Composition of audit committee and details of the committee's activities.	Page 58, 67 and 68
Guideline 12.2 Adequacy of internal controls, including financial, operational and compliance controls, and risk management systems.	Page 68, 72 to 75

Singapore Airport Terminal Services Limited ("**SATS**" or the "**Company**") continually strives to maintain high standards of corporate governance within the Company and its subsidiaries (the "**Group**") as part of its mission to be and grow as a strong, sound and respected leader in its industry, to protect the interests of its shareholders and maximise long term shareholder value.

As required by the Listing Manual of the Singapore Exchange Securities Trading Limited ("**SGX-ST**"), the following report describes SATS' corporate governance policies and practices with specific reference to the principles and guidelines set out in the Code of Corporate Governance 2005 (the "**2005 Code**"). This Report has been structured in accordance with the sequence of principles and guidelines as set out in the 2005 Code.

Principle 1: Company to be headed by an effective board to lead and control the company

The Board is responsible to oversee the business, performance and affairs of the Group. Management has the role of ensuring that the day-to-day operation and administration of the Group is carried out in accordance with the policies and strategy determined by the Board, and in that respect, Management is fully accountable to the Board.

The key functions of the Board are to:

- set the overall business strategies and direction of the Group to be implemented by Management, and to provide leadership and guidance to Management;
- monitor the performance of Management;
- oversee and conduct regular reviews of the business, financial performance and affairs of the Group;
- evaluate and approve important matters such as major investments, funding needs and expenditure; and
- have overall responsibility for corporate governance, including the processes of evaluating the adequacy of internal controls, risk management, financial reporting and compliance.

The Board is supported in its functions by the following Board Committees which have been established to assist in the discharge of the Board's oversight function:

- Board Executive Committee
- Audit and Risk Management Committee
- Nominating Committee
- Remuneration and Human Resource Committee

The current members of the Board and their membership on the Board Committees of the Company are as follows:

Board Member	Board Membership	Board Executive Committee	Audit and Risk Management Committee	Nominating Committee	Remuneration and Human Resource Committee
Mr Edmund Cheng Wai Wing	Non-Executive Chairman & Independent Director	Chairman			Chairman
Mr Chew Choon Seng	Non-Executive Deputy Chairman & Non-Independent Director	Member			Member
Mr David Zalmon Baffsky[1]	Independent Director				
Mr Khaw Kheng Joo	Independent Director			Member	
Dr Rajiv Behari Lall[2]	Independent Director				
Mr Ng Kee Choe[3]	Independent Director	Member	Member		
Dr Ow Chin Hock	Independent Director		Member	Chairman	
Mr Keith Tay Ah Kee[4]	Independent Director		Chairman	Member	
Mr Yeo Chee Tong	Independent Director				Member

Notes:

1 Appointed as a Director on 15 May 2008.

2 Appointed as a Director on 5 May 2008.

3 Stepped down as Chairman of the Audit & Risk Management Committee on 27 July 2007 but remained a member of the Audit and Risk Management Committee for the remainder of FY2007-08.

4 Appointed as a Director on 26 July 2007, and appointed as Chairman of the Audit and Risk Management Committee and as a member of the Nominating Committee on 27 July 2007.

Further details on each of the Board Committees along with a summary of their respective terms of reference can be found subsequently in this Report.

The Board meets every two months on average. Fixed and optional meetings are scheduled, with optional meetings held as scheduled if there are matters to be put before the Board at the relevant time. In addition, ad hoc Board meetings are convened if there are pressing matters requiring the Board's deliberation and decision in between the scheduled meetings. Since 2003, the Board has conducted annual Board strategy meetings to have more focused discussions on key strategic issues facing the Group.

The Company's Articles of Association ("**Articles**") allow Directors to participate in Board meetings by way of telephone conference or other similar means of communication equipment whereby all persons participating in the meeting are able to hear each other, without requiring their physical presence at the meeting.

In respect of the financial year ended 31 March 2008 ("**FY2007-08**"), a total of five Board meetings, including a full-day Board strategy meeting, were held. The Directors' attendance at Board and Board Committee meetings for FY2007-08 is set out below.

		No. of Board Committee Meetings Attended in FY2007-08			
	No. of Board Meetings Attended (No. of meetings held: 5)	Board Executive Committee (No. of meetings held : 2)	Audit and Risk Management Committee (No. of meetings held: 4)	Nominating Committee (No. of meetings held: 1)	Remuneration and Human Resource Committee (No. of meetings held: 3)
Mr Edmund Cheng Wai Wing	5	2	–	–	3
Mr Chew Choon Seng	5	2	–	–	3
Mr David Zalmon Baffsky[5]	–	–	–	–	–
Mr Khaw Kheng Joo	5	–	–	1	–
Dr Rajiv Behari Lall[6]	–	–	–	–	–
Mr Ng Kee Choe[7]	5	2	4	–	–
Dr Ow Chin Hock	5	–	4	1	–
Mr Michael Tan Jiak Ngee[8]	2	–	2	1	–
Mr Keith Tay Ah Kee[9]	3	–	2	–	–
Mr Yeo Chee Tong	5	–	–	–	3

Notes:

5 Appointed as a Director on 15 May 2008.

6 Appointed as a Director on 5 May 2008.

7 Stepped down as Chairman of the Audit and Risk Management Committee on 27 July 2007 but remained as a member of the Audit and Risk Management Committee for the remainder of FY2007-08.

8 Retired as Director on 26 July 2007. Mr Michael Tan Jiak Ngee had attended all Board meetings and all meetings of Board Committees of which he was a member and which were held during his term of Directorship in FY2007-08. At the time of his retirement, Mr Tan was a member of both the Audit and Risk Management Committee and the Nominating Committee.

9 Appointed as a Director on 26 July 2007, and appointed as Chairman of the Audit and Risk Management Committee and as a member of the Nominating Committee on 27 July 2007. No Nominating Committee meeting was held after his appointment as a Director on 26 July 2007.

All members of the Board actively participate in Board discussions and help develop proposals on business strategies and goals for the Group. Board members meet regularly with the Management, and review and monitor the performance of Management in meeting the goals and objectives set for them.

The Board has adopted a set of guidelines on matters that require its approval, which include all matters of strategic importance, corporate governance practices, legal and regulatory compliance, risk management, maintenance of performance standards, corporate strategy, approval of business plans, approval of manpower establishment, operating and capital expenditure budgets, and approval and monitoring of major investment and strategic commitments.

Board Executive Committee

In this regard, the Board has delegated to the Board Executive Committee the function of reviewing and approving certain matters, *inter alia*, guiding Management on business, strategic and operational issues, undertaking an initial review of the three to five year forecast/business plan and annual capital and operating expenditure and manpower establishment budgets for the Group, granting initial or final approval (depending on the value of the transaction) of transactions of the Company or its subsidiaries relating to the acquisition or disposal of businesses, assets or undertakings, joint ventures, mergers, amalgamations or similar corporate transactions, establishing bank accounts, granting powers of attorney, affixation of the Company's seal, and nominating board members to the Company's subsidiaries and associated companies.

The Board Executive Committee currently comprises Mr Edmund Cheng Wai Wing (who is the Chairman of the Committee), Mr Chew Choon Seng and Mr Ng Kee Choe. Two out of the Board Executive Committee's three members, including its Chairman, are independent Directors.

The Board Executive Committee is scheduled to meet four times a year, of which one is an optional meeting to be held if there are matters to be put before the Committee at the relevant time. Regular reports are presented to it at each meeting on the performance of the Group's associated companies and joint ventures, and the operational performance of the Company. The CEO and COO are usually both present at the meetings of the Board Executive Committee.

Orientation and training for Directors

Newly-appointed Directors undergo a half-day orientation programme, which includes site visits and presentations by Management, to facilitate their understanding of the Group's businesses, operations and processes. In addition, all Directors are encouraged to attend relevant and useful seminars on leadership and industry-related matters, corporate governance and changes in the financial reporting regime for their continuing education and skills improvement, conducted by external organisations, at the Company's cost.

Newly-appointed Directors are also each sent a formal letter setting out directors' duties and obligations.

Principle 2: strong and independent element on the Board to exercise objective judgement

The present Board wholly comprises non-executive Directors. Of the nine Directors, eight are considered by the Nominating Committee and the Board to be independent Directors based on the 2005 Code's criteria for independence.

The Board, through the Nominating Committee, reviews the structure, size and composition of the Board. The Nominating Committee has developed a set of principles to guide it in carrying out its responsibilities of reviewing and determining an appropriate Board size and composition. The Nominating Committee is of the view, taking into account the nature and scope of the Company's operations, that the current size of the Board is adequate for the time being for the Board to discharge its duties and responsibilities effectively, and further that the Board comprises Directors who as a group provide core competencies such as accounting or finance, business or management (including human resource development and management) experience, industry knowledge, strategic planning experience, and customer-based experience or knowledge, required for the Board to be effective. The Nominating Committee, as part of its continuing review of the Board size and composition, recommended the appointment in May 2008 of additional directors, namely Dr Rajiv Behari Lall and Mr David Zalmon Baffsky, who, with their specific areas of expertise, supplement and strengthen the collective competency of the Board.

To facilitate a more effective check on Management, the Board members also meet up for informal discussions prior to the scheduled Board meetings, without Management being present.

Principle 3: roles of the chairman and chief executive officer to be separate to ensure a balance of power and authority

The roles of Chairman and the President & Chief Executive Officer ("**CEO**") are clearly separate to ensure an appropriate balance of power, increased accountability and greater capacity of the Board for independent decision-making. The Chairman and the CEO are not related to each other, and further, the CEO is not a member of the Board.

The Chairman of the Board continues to lead the Board to ensure its effectiveness on all aspects of its role and sets its agenda, ensures that the Directors receive accurate, timely and clear information, ensures effective communication with shareholders, encourages constructive relations between the Board and Management, facilitates the effective contributions of the Directors, encourages constructive relations between all Directors and promotes high standards of corporate governance.

Principle 4: formal and transparent process for appointment of new directors

Nominating Committee

The Board has established a Nominating Committee with written terms of reference which include the following:

- reviewing and making recommendations to the Board on the structure, size and composition of the Board;
- making recommendations to the Board regarding the process for selection of new Directors and identification of new Directors;
- making recommendations to the Board on re-nominations and re-elections of existing Directors;
- evaluating the independence of Directors on an annual basis;
- determining if Directors who hold directorships on other boards are able to and have been adequately carrying out their duties as Directors of the Company; and
- doing all things as may form part of the responsibilities of the Nominating Committee under the provisions of the 2005 Code.

The Nominating Committee currently comprises the following three members, all of whom (including the Chairman), are independent Directors:

- Dr Ow Chin Hock (Chairman)
- Mr Khaw Kheng Joo (Member)
- Mr Keith Tay Ah Kee (Member)

The Chairman of the Nominating Committee is not directly associated with Temasek Holdings (Private) Limited or Singapore Airlines Limited ("**SIA**"), who are the substantial shareholders of the Company. Under the 2005 Code, a director will be considered "directly associated" with a substantial shareholder when the director is accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the substantial shareholder.

Under the terms of reference of the Nominating Committee, it is required to meet every financial year. The NC met once in FY2007-08.

Re-nomination and re-election of Directors

The Nominating Committee is satisfied that all the Directors have been able to and have adequately carried out their duties as director notwithstanding their multiple board representations.

Details of the Directors' dates of first appointment to the Board and last re-election as Directors are indicated below:

Name of Director	Position held on the Board	Date of first appointment to the Board	Date of last re-election as a Director
Mr Edmund Cheng Wai Wing[10]	Chairman	22 May 2003 (as Director and Chairman)	25 July 2006
Mr Chew Choon Seng[11]	Deputy Chairman	1 June 1996 (as Director) 22 May 2003 (as Deputy Chairman)	25 July 2006
Mr David Zalmon Baffsky	Director	15 May 2008	Not applicable
Mr Khaw Kheng Joo[10]	Director	19 July 2005 (appointed at the Company's 32nd Annual General Meeting)	Not applicable
Dr Rajiv Behari Lall	Director	5 May 2008	Not applicable
Mr Ng Kee Choe	Director	1 March 2000	26 July 2007
Dr Ow Chin Hock	Director	21 May 2002	26 July 2007
Mr Keith Tay Ah Kee	Director	26 July 2007 (appointed at the Company's 34th Annual General Meeting)	Not applicable
Mr Yeo Chee Tong	Director	19 May 2006	25 July 2006

Notes:

[10] Mr Khaw Kheng Joo and Mr Edmund Cheng Wai Wing will be retiring and standing for re-election at the Annual General Meeting of the Company to be held on 24 July 2008 ("**AGM**"). Both Mr Khaw Kheng Joo and Mr Edmund Cheng Wai Wing are considered by the Nominating Committee to be independent Directors. Mr Khaw Kheng Joo is a member of the Nominating Committee, while Mr Edmund Cheng Wai Wing is Chairman of the Board, Chairman of the Board Executive Committee and Chairman of the Remuneration and Human Resource Committee.

[11] Mr Chew Choon Seng will be retiring at the AGM and will not be standing for re-election. He is considered by the Nominating Committee to be a non-independent Director. Upon Mr Chew's retirement, he will cease to be Deputy Chairman of the Board, and a member of the Board Executive Committee and the Remuneration and Human Resource Committee.

The Articles require one-third (or the number nearest one-third rounded upwards to the next whole number) of the Directors for the time being to retire from office at each Annual General Meeting. Retiring Directors are selected on the basis of those who have been longest in office since their last election, and as between those persons who became Directors on the same day, they will be selected by agreement or by lot. They are eligible for re-election under the Articles. All Directors are required to retire from office at least once every three years. Further, Directors who are appointed by the Board of Directors since the last Annual General Meeting of the Company hold office only until the following Annual General Meeting and shall then be eligible for re-election under the Articles.

The Directors standing for re-election at the AGM are Mr Khaw Kheng Joo and Mr Edmund Cheng Wai Wing. The Nominating Committee (after having taken the principles for the determination of the Board size and composition adopted by it into consideration) recommend their re-election, after assessing their contribution and performance (including attendance, preparedness, participation and candour) as Directors.

The Nominating Committee, and the Board, have also recommended the appointment of Mr Mak Swee Wah as a Director of the Company. Such appointment, if approved by the shareholders, will take effect from the date of the AGM.

Annual independence review

The Nominating Committee is tasked to determine on an annual basis whether or not a Director is independent, bearing in mind the 2005 Code's definition of an "independent Director" and guidance as to which existing relationships would deem a Director not to be independent.

In this regard, other than Mr Chew Choon Seng, an employee of SIA which is the immediate holding company of SATS, all the other eight Directors on the Board are considered by the Nominating Committee and the Board to be independent Directors. Mr Mak Swee Wah, who is proposed to be appointed as a new Director at the AGM, is considered by the Nominating Committee and the Board to be a non-independent Director.

Selection and appointment of new Directors

The Nominating Committee regularly reviews the existing attributes and competencies of the Board in order to determine the desired expertise or experience required to strengthen or supplement the Board. This assists the Nominating Committee in identifying and nominating suitable candidates for appointment to the Board.

The Nominating Committee is in charge of making recommendations to the Board regarding the selection of new Directors and identification of new Directors. Taking into consideration the desired qualifications, skillsets, competencies and experience which are required to supplement the Board's existing attributes, if need be, the Nominating Committee may seek assistance from external search consultants for the selection of potential candidates. Directors and the Management may also put forward names of potential candidates, together with their curriculum vitae, for consideration. The Nominating Committee, together with the Chairman of the Board, then meets with the short-listed candidates to assess their suitability, before submitting the appropriate recommendations as to the appointment of any candidate to the Board for its approval.

Key information regarding the Directors

More information on each of the Directors, their respective backgrounds and fields of expertise as well as their present and past preceding directorships or chairmanships in other listed companies and other major appointments over the preceding three years can be found in the "**Board of Directors**" section of this Annual Report. Information on their shareholdings in the Company can be obtained in the "**Report by the Board of Directors**" in the "**Financials**" section of this Annual Report.

Principle 5: formal assessment of effectiveness of the board

The Board has implemented a process for assessing the effectiveness of the Board as a whole, with the objective of continuous improvement. The Board appointed a consulting firm specialising in Board evaluation and human resource to assist the Board to design and implement the process, comprising two parts - a structured qualitative assessment of the functioning of the Board, and a review of selected financial performance indicators. Both sets of performance criteria, recommended by the consultants, have the approval of the Nominating Committee and the Board. This is the sixth year in which the collective Board evaluation process has been implemented. The qualitative assessment process utilising a confidential questionnaire submitted by each Director individually, has remained substantially unchanged for FY2007-08 since the last assessment conducted, although the questionnaire has been reviewed by the Nominating Committee and revised for use in and from FY2007-08. As for the quantitative performance criteria, the Board has in FY2007-08 adopted, in line with the 2005 Code, performance criteria comprising the Company's share price performance over a five-year period vis-à-vis the Singapore Straits Times Index, return on assets, return on equity, return on investment, and economic value added over the preceding five years for collective Board evaluation in FY2007-08.

A process for individual director assessment and feedback is in place. Annually, the Chairman meets with each Director in a private session to discuss and evaluate the individual performance of the Director. These one-to-one sessions provide a forum for Chairman to raise and address, in a conducive setting, issues or matters pertaining to the Board and the individual Director's performance with each Director, and for free and constructive dialogue on an individual basis. It also enables the Chairman and each Director, respectively, to give mutual feedback on individual performance of both the Director as well as the Chairman, in order to identify areas for individual improvement as well as to assess how each Director may contribute more effectively to the collective performance of the Board (and, in the case of the Chairman, enhance the leadership of the Board).

Principle 6: Board's access to information

The Board is issued with detailed Board papers by Management giving the background, explanatory information and justification for each decision and mandate sought by Management, including, where applicable, relevant budgets, forecasts and projections, and issues being dealt with by Management. Information papers on material matters and issues being dealt with by Management are also circulated to the Board. In addition, the Board's various Committees receive minutes and Papers from Management relating to their specific areas of oversight, which may contain more detailed and specific information than what is circulated to the rest of the Board members.

As part of good corporate governance, Board papers for decision or discussion at Board meetings are circulated, to the extent practicable, a reasonable period in advance of the meetings for Directors' review and consideration, and key matters requiring decision are reserved for resolution at Board meetings rather than by circulation to facilitate discussion. The detailed agenda of each Board meeting, prepared by Management and approved by the Chairman, contain as a regular item an update on business development and potential investment opportunities, as well as specific matters for the decision and information of the Board.

The Board has separate access to the CEO, Chief Operating Officer ("**COO**"), Chief Financial Officer ("**CFO**") and other key Management, as well as the Company's internal and external auditors. Queries by individual Directors on circulated papers are directed to Management who will respond accordingly. Where relevant, Directors' queries and Management's responses are circulated to all Board members for their information.

The Directors also have separate and independent access to the Company Secretary. The Company Secretary attends all Board meetings and minutes the proceedings. The role of the Company Secretary has been defined by the Board to include supervising, monitoring and advising on compliance by the Company with its Memorandum and Articles of Association, laws and regulations, and the Listing Manual of the SGX-ST; communicating with relevant regulatory authorities and bodies and shareholders on behalf of the Company; and performing such other duties of a company secretary, as required under laws and regulations or as specified in the Listing Manual or the Articles, or as required by the Chairman of SATS or the Chairman of any Board Committee or the Directors (or any of them), as the case may be. In addition, the Company Secretary assists the Chairman to ensure that there are good information flows within the Board and the Board Committees, and between senior management and the non-executive Directors. She facilitates orientation and assists with professional development as may be required. The appointment and removal of the Company Secretary are subject to the approval of the Board.

There is also a Board-endorsed procedure for Directors, either individually or collectively, in furtherance of their duties, to take independent professional advice, if necessary, at the Company's expense.

Principle 7: formal and transparent procedure for fixing remuneration packages of directors

Remuneration and Human Resource Committee

The Board has established a Remuneration and Human Resource Committee which presently comprises three members, all of whom are non-executive Directors and of which the majority including the Chairman are considered by the Nominating Committee to be independent Directors. It is chaired by Mr Edmund Cheng Wai Wing and its other members are Mr Chew Choon Seng and Mr Yeo Chee Tong. The Remuneration and Human Resource Committee is required by its terms of reference to meet at least twice each financial year, with additional meetings to be convened as and when required.

The written terms of reference of the Remuneration and Human Resource Committee include the following:

- reviewing and recommending the remuneration framework for the Board (including Directors' fees and allowances);
- overseeing the terms of appointment, scope of duties and remuneration of the CEO and COO, as well as any other appointment of equivalent seniority to the CEO or COO within the Company, and the remuneration packages of those occupying the position of Senior Vice President and above within the Group;
- implementing and administering the Company's Employee Share Option Plan, the Restricted Share Plan and the Performance Share Plan (collectively the "**Share Plans**") in accordance with the prevailing rules of the Share Plans, requirements of the SGX-ST and applicable laws and regulations;
- overseeing the recruitment, promotion and distribution within the Group, of staff talent;
- reviewing, overseeing and advising on the structure, organisation and alignment of the functions and management of the Group;
- reviewing succession planning of the Group;
- overseeing industrial relations matters; and
- doing all other things and exercising all other discretions as may form part of responsibilities of the remuneration committee under the provisions of the 2005 Code.

More details of each of the Share Plans can be found in the Annexure to this Report, and also in the "**Directors' Report**" section of this Annual Report.

The Remuneration and Human Resource Committee's recommendations regarding Directors' remuneration have been submitted to, and endorsed by the Board.

Where required, the Remuneration and Human Resource Committee has access to expert advice in the field of executive compensation outside the Company.

Principle 8: level of directors' remuneration should be appropriate to attract, retain and motivate but not be excessive

Every Director will receive the basic fee. In addition, he will receive the Chairman's or Deputy Chairman's fee if he was Chairman or Deputy Chairman of the Board respectively, as well as the relevant Board Committee fee (depending on whether he was Chairman or Member of the relevant Board Committee) for each position he held on a Board Committee, during FY2007-08. If he occupied a position for part of FY2007-08, the fee payable will be prorated accordingly. An attendance fee for each Board meeting attended by a Director during the financial year was proposed in FY2006-07 for adoption from FY2006-07 onwards, on account of time and effort of each of the Directors to avail himself for Board meetings. The Board believes that the proposed scale of Directors' fees is appropriate to the level of contribution, taking into account factors such as effort and time spent, and responsibilities of the Directors.

The scale of fees proposed to be paid to the Directors, all being non-executive Directors, for FY2007-08 remains unchanged from that of last year and is as follows:

Type of appointment	Proposed scale of Directors' fees (from FY2007-08 onwards) S$
Board of directors	
Basic fee	45,000
Board Chairman's fee	40,000
Board Deputy Chairman's fee	30,000
Attendance fees for each Board Meeting attended (whether in Singapore or overseas)	1,000
Audit and risk management committee	
Committee Chairman's fee	30,000
Member's fee	20,000
Board executive committee	
Committee Chairman's fee	30,000
Member's fee	10,000
Other board committees	
Committee Chairman's fee	20,000
Member's fee	10,000

Principle 9: disclosure on remuneration policy, level and mix of remuneration, and procedure for setting remuneration

Directors' remuneration

The Board will be recommending the following fees of the Directors in respect of FY2007-08 for approval by shareholders at the AGM, based on the proposed scale of fees set out above:

Name of Director	Total fees payable in respect of FY2007-08, based on proposed scale of Directors' fees (S$)
Mr Edmund Cheng Wai Wing	140,000
Mr Chew Choon Seng[12]	100,000
Mr David Zalmon Baffsky[13]	Not applicable
Mr Khaw Kheng Joo	60,000
Dr Rajiv Behari Lall[14]	Not applicable
Mr Ng Kee Choe[15]	83,205
Dr Ow Chin Hock	90,000
Mr Keith Tay Ah Kee[16]	60,753
Mr Yeo Chee Tong	60,000
Mr Michael Tan Jiak Ngee[17]	26,041
Proposed total fees payable to all Directors	**620,000**

Notes:

12 Directors' fees for Mr Chew Choon Seng, nominee Director of SIA, are paid to and retained by, SIA.

13 Appointed as a Director on 15 May 2008, after FY2007-08.

14 Appointed as a Director on 5 May 2008, after FY2007-08.

15 Chairman of the Audit and Risk Management Committee until 26 July 2007 and thereafter a member of the Audit and Risk Management Committee for the remainder of FY2007-08.

16 Appointed to the Board on 26 July 2007, and appointed as Chairman of the Audit and Risk Management Committee and a member of the Nominating Committee on 27 July 2007.

17 Retired from the Board and vacated his positions as member of both the Audit and Risk Management Committee and the Nominating Committee on 26 July 2007.

Other than the above amounts indicated, the Directors do not receive any other remuneration from the Company.

Key executives' remuneration

Information on the key executives of the Company can be found in the "**Key Management**" section of this Annual Report.

The Company's key executives' remuneration system is designed so as to include long-term incentives to allow the Company to better align executive compensation with the creation of greater shareholder value. The key executives' remuneration system includes the components of variable bonus and share awards under the SATS Restricted Share Plan ("**SATS RSP**") and/or the SATS Performance Share Plan ("**SATS PSP**"), in addition to fixed basic salary and fixed allowances. With the introduction of share awards under the SATS RSP and SATS PSP for staff of managerial grade and above in the Company, including key executives, in 2006, the Company has phased out the award of employee share options under the Senior Executive Share Option Scheme (one of the two schemes under the SATS Employee Share Option Plan) as part of the key executives' remuneration system with effect from FY2007-08. The payment of variable bonuses and grants of share awards under the SATS RSP and SATS PSP are in turn dependent on the Company's financial performance as well as the executives' individual performance through their achievement of certain key performance indicators set for them.

The remuneration of the top key executives of the Group during FY2007-08 was as follows:

Remuneration band & name of key executive	Salary (%)	Bonuses		Benefits (%)	Total (%)	Awards under SATS RSP[20]	Award under SATS PSP[20]
		Fixed (%)	Variable[19](%)				
S$250,001 to S$500,000[18]							
Ng Chin Hwee (CEO until 31 Oct 2007)	77	0	6	17	100	41,000	55,000
Karmjit Singh (COO)	74	6	5	15	100	22,950	18,000
Leong Kok Hong Senior Vice President (North Asia)	78	7	14	1	100	11,200	5,600
Tan Chuan Lye Senior Vice President (Catering)	75	7	14	4	100	16,000	7,000
Goh Soo Lim[21] (CFO)	65	6	24	5	100	–	–
Below S$250,000[18]							
Clement Woon Hin Yong[21] (CEO from 1 Nov 2007)	84	3	3	10	100	–	–
Andrew Lim Cheng Yueh Senior Vice President (Apron & Passenger Services)	72	7	15	6	100	11,200	5,600
Yacoob bin Ahmed Piperdi Senior Vice President (Cargo Services)	72	7	14	7	100	16,000	7,000
Chan Wai Leong[22] Senior Vice President (Corporate Business Planning and Development) (until 2 Jan 2008)	84	10	1	5	100	–	–

Notes:

[18] Remuneration bands as indicated do not include the value of any awards granted under the SATS RSP and/or SATS PSP.

[19] Includes profit-sharing bonus determined on an accrual basis for FY2007-08.

[20] Denotes the initial grants of shares under the SATS RSP and the SATS PSP for FY2007-08 on 27 July 2007. Final number of shares awarded could range between 0% and 120% of the initial grant for the SATS RSP, and between 0% to 150% of the initial grant for the SATS PSP. All awards of shares will vest in the award holder subject to the achievement of pre-determined targets over a two-year period for the SATS RSP and a three-year period for the SATS PSP.

[21] Remuneration of Mr Clement Woon Hin Yong and Mr Goh Soo Lim does not include any grants/awards under the SATS RSP and SATS PSP as they have not fulfilled the minimum period of service for eligibility under the SATS RSP and SATS PSP in FY2007-08.

[22] Mr John Chan Wai Leong was in service with the Company until 2 January 2008. His remuneration does not include any grants/awards under the SATS RSP and SATS PSP as he had not fulfilled the minimum period of service for eligibility under the SATS RSP and SATS PSP during his period of service in FY2007-08.

None of the immediate family members of a Director or of the CEO was employed by the Company or its related companies at a remuneration exceeding $150,000 during FY2007-08.

Further details regarding each of the Share Plans (SATS RSP, SATS PSP and the SATS Employee Share Option Plan) are provided in the Annexure to this Report, and also in the "**Directors' Report**" section of this Annual Report.

Principle 10: Board is accountable to shareholders and management is accountable to the Board, to provide information / assessment on the company's performance, position and prospects

Shareholders are presented with the quarterly and full-year financial results within 45 days of the end of the quarter or financial year (as the case may be). Through the release of its financial results, the Board aims to present shareholders with a balanced and understandable assessment of SATS' performance, position and prospects.

Monthly management accounts of the Group (covering, inter alia, consolidated unaudited profit and loss accounts, revenue breakdown by client, consolidated balance sheet and explanatory notes of any variance) are circulated to the Board for their information.

Principle 11: establishment of audit committee with written terms of reference

Audit and Risk Management Committee

The Audit and Risk Management Committee comprises three members, all of whom are independent Directors. The Chairman of the Audit and Risk Management Committee is Mr Keith Tay Ah Kee, and its members are Mr Ng Kee Choe and Dr Ow Chin Hock.

The Board is of the view that the members of the Audit and Risk Management Committee have the necessary and appropriate expertise and experience to discharge their duties as the Audit and Risk Management Committee.

The Audit and Risk Management Committee has explicit authority to investigate any matter within its terms of reference, full access to and co-operation of Management, and has full discretion to invite any Director or executive officer to attend its meetings. It also has reasonable resources to discharge its functions.

Under the Charter of the Audit and Risk Management Committee, its responsibilities include the review of the following:

- quarterly and annual financial statements and financial announcements as required under the Listing Manual of the SGX-ST;
- the audit plan, the external auditors' Management letter and the scope and results of the external audit;
- independence and objectivity of the external auditors, their appointment and reappointment and audit fee;
- ensure that the internal audit function is adequately resourced, has appropriate standing within the Company and has a primary line of reporting to the Chairman of the Audit and Risk Management Committee (with secondary administrative reporting to CEO, SATS);
- adequacy of the internal audit function, scope of internal audit work and audit programme;
- major findings on internal audit during the year and Management's responses thereto, difficulties encountered during the course of the audit, significant changes to the audit programme and compliance with relevant professional internal audit standards, with the Head of Internal Audit and Management;
- effectiveness of the Company's material internal controls, on an annual basis with Management and the internal and/or external auditors;
- the risk management policies, the types and level of risks undertaken by the Group in relation to its business strategy, and the practices adopted by Management to manage, prevent and mitigate risks including the processes and methodologies for identifying, evaluating, monitoring, managing and reporting significant risks affecting the Group's operations;
- suspected fraud or irregularity or suspected infringement of any Singapore law, rule or regulation of which the Audit and Risk Management Committee is aware, which has or is likely to have a material impact on the Company's or Group's operating results or financial position, and the findings of any internal investigations and Management's response thereto; and
- interested person transactions as required under the Listing Manual of the SGX-ST and the Company's Shareholders' mandate for interested person transactions.

The Audit and Risk Management Committee is also tasked to perform all other functions and responsibilities of an audit committee that may be imposed by the Companies Act, the Listing Manual of the SGX-ST including the Code, and other relevant laws and regulations.

The Audit and Risk Management Committee is required by its Charter to meet at least four times a year, with the internal and external auditors of the Company present, including at least once without the presence of Management.

The Audit and Risk Management Committee reviews the independence of the external auditors annually. It has also reviewed the nature and volume of non-audit services provided by its external auditors to the Group during FY2007-08, and the fees, expenses and emoluments provided to the external auditors, and is satisfied that they have no significant impact on the independence and objectivity of the external auditors.

Principle 12: sound system of internal controls to safeguard shareholders' investments and the Company's assets

The Board recognises the importance of a sound system of internal controls to safeguard Shareholders' interests and investments and Group's assets, and to manage risks. The Board, through the Audit and Risk Management Committee, oversees and reviews the adequacy and effectiveness of the Group's internal controls and risk management systems.

The "**Internal Controls Statement**" section in this Annual Report sets out details of the Group's system of internal controls and risk management structure and processes, and the Board's views on the adequacy of the Group's internal controls.

Whistle-blowing Policy

The Company has also put in place a "Policy on Reporting Wrongdoing" to institutionalise procedures on reporting possible improprieties involving the Company, and for allowing independent investigation of such matters and appropriate follow-up action. A dedicated email address and hotline have been set up to allow employees who discover or suspect impropriety to report the same.

Banking Transaction Procedures

Lenders to the Company are to note that all bank transactions undertaken by any member of the Group must be properly authorised, including the opening of new bank accounts and any proposed credit facilities. Each member of the Group has its own approval limits and procedures for every banking transaction, having regard to the nature of the transaction concerned. These approval limits and procedures are updated from time to time and are available on request. The bankers of each member of the Group should always verify, in accordance with the verification process set out in the applicable procedures, that the transaction is properly authorised.

Principle 13: independent internal audit function

The Company's internal audit function is undertaken by SIA's Internal Audit department. It is designed to provide reasonable assurance on the adequacy and effectiveness of controls over operations, reliability of financial information and compliance with the Company's policies and procedures, applicable laws and regulations.

At present, the internal auditors' primary line of reporting is to the Audit and Risk Management Committee and the internal auditors issue summaries of its findings and reports to the Audit and Risk Management Committee at least four times a year. Copies of the internal auditors' detailed reports are also sent to the CEO. In situations where the audit work to be carried out by SIA's Internal Audit department could give rise to potential conflicts of interest, such as audit work relating to transactions between the Company and SIA, the Audit and Risk Management Committee may authorise such audit work to be carried out by an independent third party as it deems appropriate.

SIA's Internal Audit Department conforms with the Standards for the Professional Practice of Internal Auditing set by The Institute of Internal Auditors.

The Audit and Risk Management Committee is satisfied that the internal audit function is adequately resourced and has appropriate standing within SATS, and that the internal audit function is adequate.

Principle 14: regular, effective and fair communication with shareholders

The Company strives to convey to Shareholders pertinent information in a clear, forthcoming, detailed, timely manner and on a regular basis, take into consideration their views and inputs, and address Shareholders' concerns. While the Company's Investor Relations department communicates with analysts regularly, the Company monitors the dissemination of material information to ensure that it is made publicly available on a timely and non-selective basis. Material information is published on SGXNET and on the Company's website, and where appropriate, through media releases.

The Company's dedicated Investor Relations department manages the dissemination of corporate information to the media, the public, as well as institutional investors and public Shareholders, and promotes relations with and acts as a liaison point for such entities and parties. More details of the Company's investor relations programme can be found in the "**Investor Relations**" section of this Annual Report.

Principle 15: greater shareholder participation at annual general meetings

While Shareholders have a right to appoint up to two proxies to attend and vote at General Meetings on their behalf, the Articles currently do not provide for Shareholders to vote at General Meetings in absentia such as by mail, email or fax. The Company will consider implementing the relevant amendment to the Articles if the Board is of the view that there is a demand for the same, and after the Company has evaluated and put in place the necessary security and other measures to facilitate absentia voting and protect against errors, fraud and other irregularities.

At Shareholders' meetings, each distinct issue is proposed as a separate resolution.

Chairmen of the Board Executive, Audit and Risk Management, Nominating, and Remuneration and Human Resource Committees, or members of the respective Committees standing in for them, as well as the external auditors, will be present and available to address questions at the AGM.

Dealings in securities

In line with the rules of the Listing Manual of the SGX-ST, the Company has institutionalised a policy and guidelines on dealings in the securities of the Company and the other SIA group companies, which have been disseminated to employees of the Group and Directors of the Group companies. The policy and guidelines restrict certain employees (all administrative officers and employees of managerial grade, and certain other employees in departments which are likely to be privy to confidential material price-sensitive information, such as the Legal, Finance and Business Planning and Development departments) from trading in the Company's securities during the period falling two weeks prior to each announcement of its quarterly financial results by the Company and one month prior to each announcement of full year financial results by the Company. The policy and guidelines also remind Group employees and Directors to be mindful of the insider trading prohibitions under the Securities and Futures Act whenever trading in the Company's or any other corporation's securities.

ANNEXURE

Share Plans

I) SATS Employee Share Option Plan ("ESOP")

The ESOP comprises two schemes, namely:

a) The Senior Executive Share Option Scheme for senior executives; and
b) The Employee Share Option Scheme for all other employees.

Its objective is to promote group cohesiveness and team spirit through a sense of ownership of the Company. The Senior Executive Share Option Scheme is intended to attract, retain and motivate senior executives whose participation in policy and decision-making can influence the Company's performance and returns to Shareholders.

Options under the ESOP ("**Options**") may be granted to full-time and part-time employees of the Company or of its wholly-owned subsidiaries (other than subsidiaries whose shares become listed on a recognised stock exchange), who satisfy the eligibility criteria under the ESOP.

Non-executive Directors of the Company are not eligible to be granted Options. Directors and employees of the Company's immediate holding company SIA or of SIA's subsidiaries (other than the Company itself) are also not eligible as such to be granted Options. No controlling shareholder (as defined in the Listing Manual of the SGX-ST) of the Company, nor the associates (as so defined) of such controlling shareholder, have been granted Options under the ESOP. No grantee of Options under the ESOP has received five percent or more of the total number of Options available under the ESOP.

The aggregate nominal amount of shares over which Options may be granted on any date, when added to the nominal amount of shares issued and issuable in respect of all Options granted under the ESOP, shall not exceed 15 percent of the total number of issued ordinary shares in the capital of the Company on the day preceding that date.

The maximum number of shares over which Options may be granted under the ESOP in each financial year to any employee, based on the Company's current issued share capital, ranges from 4,800 for administrative officers to 2,600 for employees other than administrative officers and supervisors, under the Employee Share Option Scheme. No maximum limit applies under the Senior Executive Share Option Scheme, in order to allow greater flexibility in putting together appropriate remuneration packages for senior executives.

The actual number of Options to be offered to any employee under the ESOP will be determined by the Remuneration and Human Resource Committee at its absolute discretion after taking into account the employee's performance and/or other criteria as the Remuneration and Human Resource Committee may consider appropriate, subject to any applicable maximum limits.

The exercise price for each Share on exercise of an Option shall be the average of the last dealt prices for the Shares (as determined by reference to the daily official list or any other publication published by the SGX-ST) for the five consecutive market days immediately preceding the date of grant of the Option. No Options are granted on the basis that the exercise price is at a discount to the market price for the relevant period.

Options granted may be exercised in whole or in part during the period commencing on the first anniversary of the date of grant and expiring on its tenth anniversary, subject to the following vesting schedule:

i) for senior executives, 25 percent of the total amount of the grant will vest on each of the first to fourth anniversaries of the date of grant; and

ii) for all other employees, the grant of Options will vest on the second anniversary of the date of grant.

II) *SATS RSP and SATS PSP*

In addition to the ESOP, the Company introduced two new share plans, the RSP and PSP, which were approved by shareholders at the Extraordinary General Meeting of the Company held on 19 July 2005. These plans were introduced with a view to further strengthening the Company's competitiveness in attracting and retaining talented key senior management and senior executives. The RSP and PSP aim to more directly align the interests of key senior management and senior executives with the interests of shareholders, to improve performance and achieve sustainable growth for the Company in the changing business environment, and to foster a greater ownership culture amongst key senior management and senior executives. These plans contemplate the award of fully paid Shares, when and after pre-determined performance or service conditions are accomplished. Non-executive Directors of the Group are not eligible to participate in the RSP and PSP.

The RSP serves as an additional motivational tool to recruit and retain talented senior executives as well as to reward Company and individual performance. In addition, it enhances the Group's overall compensation packages, strengthening the Group's ability to attract and retain high performing talent. The PSP is targeted at a select group of key senior management who shoulder the responsibility for the Company's performance and who are able to drive the growth of the Company through innovation, creativity and superior performance. Awards under the PSP are performance-based, with performance targets set in accordance with medium-term corporate objectives covering market competitiveness, quality of returns, business growth and productivity growth. The performance targets are stretched targets based on criteria such as total shareholders' return, economic value added, market share, market ranking or return on sales.

Awards granted under the RSP, which is intended to apply to a broader base of senior executives, will vest only after the satisfactory completion of time-based service conditions, that is, after the participant has served the Group for a specified number of years (time-based restricted awards) or, where the award is performance-based (performance-based restricted awards), after a further period of service beyond the performance target completion date. No minimum vesting periods are prescribed under the RSP, and the length of the vesting period(s) in respect of each award will be determined on a case-by-case basis. Award of such performance-based restricted awards is intended to ensure that the earning of Shares under the RSP is aligned with the pay-for-performance principle. The use of time-based restricted awards will only be made on a case-by-case basis where business needs justify such awards. Awards granted under the PSP differ from that of the RSP in that an extended vesting period is usually (though not always) imposed for performance-based restricted awards granted under the RSP beyond the performance target completion date, that is, they also incorporate a time-based service condition as well, to encourage participants to continue serving the Group beyond the achievement date of the pre-determined performance targets.

The selection of a participant and the number of Shares which he would be awarded under the RSP will be determined at the absolute discretion of the Remuneration and Human Resource Committee, which will take into account criteria such as his rank, job performance, creativity, innovativeness, entrepreneurship, years of service and potential for future development, his contribution to the success and development of the Group and, if applicable, the extent of effort and resourcefulness required to achieve the performance target(s) within the performance period.

Under the RSP and the PSP, the Remuneration and Human Resource Committee has the discretion to determine whether the performance condition has been satisfied (whether fully or partially) or exceeded and in making any such determination, the Remuneration and Human Resource Committee has the right to make reference to the audited results of the Company or the Group to take into account such factors as the Remuneration and Human Resource Committee may determine to be relevant, such as changes in accounting methods, taxes and extraordinary events, and further, the right to amend the performance target(s) if the Remuneration and Human Resource Committee decides that a changed performance target would be a fairer measure of performance.

The aggregate number of Shares which may be issued pursuant to awards granted under the RSP or the PSP, when added to the number of new shares issued and issuable in respect of all options granted under the ESOP, and all awards under the RSP and PSP, shall not exceed 15 percent of the total number of issued ordinary shares in the capital of the Company on the day preceding the relevant date of award.

Responsibility

SATS' Board of Directors recognises the importance of, and its role in, ensuring a proper internal controls environment for the Company and its subsidiaries (collectively, the "**Group**"). SATS Management is responsible for establishing and maintaining a sound system of internal controls over the delivery of accurate, objective and transparent financial reporting, and for the assessment of the effectiveness of internal controls.

The Board is responsible for overseeing and reviewing the adequacy and effectiveness of the Group's internal controls and risk management system. This system by its nature can only provide reasonable, but not absolute, assurance to investors regarding:

- the safeguarding and protection of the Group's assets against unauthorised or improper use or disposal;
- protection against material misstatements or losses;
- the maintenance of proper accounting records;
- the reliability of financial information used within the business and for publication;
- the compliance with appropriate legislations, regulations and best practices; and
- the identification and containment of business risks.

Risk management organisational structure

The Board is assisted by the Audit and Risk Management Committee ("**ARMC**") in reviewing the effectiveness of the system of internal controls. In doing so, the ARMC considers the results of the risk management and audit activities carried out for the Group. More information on the ARMC's authorities and duties can be found in the "**Corporate Governance**" section of this Annual Report.

The ARMC is made up of three Directors, all of whom are independent, and is chaired by an independent non-executive Director. The ARMC meets quarterly to exercise oversight of the management of risks within the Group.

The ARMC is assisted by the SATS Group Risk Management Committee ("**SGRMC**"). The ARMC reviews the activities of the SGRMC, including regular risk management and audit reports, and updates on risk management initiatives, processes and exercises. Management or the SGRMC will report to the ARMC on any major changes to the business and external environment that affect the Group's key risks, and the ARMC will in turn report the same to the Board if it considers the matter sufficiently significant to do so.

The SGRMC, which meets on a quarterly basis, is vested with specific accountability for reviewing the system of risk management for reporting key risks and their associated mitigating factors to the ARMC, for considering what changes to risk management and control processes, and methodologies of risk management, should be recommended, and for ensuring that processes and the methodologies of risk management are put in place.

A centralised Risk Management Services Department, headed by the Group's Risk Manager who has a direct line of reporting to the Chairman of the ARMC with parallel reporting to the President and Chief Executive Officer of SATS, coordinates and facilitates the risk management processes within the Group. It provides support to the SGRMC in carrying out its functions.

The SGRMC is also represented at bi-annual meetings at the Group Risk Management Committee of Singapore Airlines Limited ("**SIA**"), the Company's immediate holding company. Both these committees and the risk management units of SIA and SATS share information to facilitate an integrated SIA group-wide approach to risk management.

The Group has formalised its risk management reporting structure as depicted in the diagram below with the establishment of risk management committees to the level of its operating subsidiaries, joint ventures and associated companies, each with its assigned responsibilities and objectives. Additionally, there are established channels of communications for individuals to report on any wrongdoing or impropriety.


SATS Board of Directors
Audit and Risk Management Committee (ARMC)
SATS Group Risk Management Committee (SGRMC)
Operational level Risk Management Committees
SATS Risk Management Services Department
SIA Group Risk Management Committee

Control environment and control activities

The involvement of the ARMC is key to the risk management programme. Under its oversight, the risk management programme is executed with an integrated view of the organisation and its needs in mind. The key elements of the Group's risk management framework encompasses having:

- written terms of reference for Management and Board's various committees;
- written policies, procedures and guidelines including guidelines on matters requiring the Board's approval which are subjected to regular review and improvement;
- defined roles and responsibilities including authorisation levels for all aspects of the business that are set out in the authority matrix;
- appropriate organisational and risk management structures in place;
- considered Business Continuity Management processes that meet the nature, scale and complexity of the Group's businesses, including the establishment of the Crisis Management Directorate for the purpose of effective management of crises;
- a planned and coordinated budgeting process where operating units prepare budgets for the coming year that are approved both by Management and by the Board; and
- the Group's key insurance coverage which is taken up under the umbrella of the SIA Group insurance programme, and the adequacy of which is reviewed on a yearly basis.

The Group's internal audit, compliance and risk management functions continually strive to improve efforts in ensuring the compliance with, and implementation of, the risk management practices and policies. The Company's internal audit function provides an independent resource and perspective to the ARMC, on the processes and controls which may have material financial impact on the Company. There are formal procedures in place for both internal and external auditors to report independently their conclusions and recommendations to the ARMC.

The Group has its own approval limits and procedures for every banking and finance transaction, having regard to the nature of the transaction concerned. All banking and finance transactions undertaken by the Group must be properly authorised, including the opening of new bank accounts and the taking up of any proposed credit facilities. These approval limits and procedures are updated from time to time and are available on request to the bankers and lenders of the Group.

Management also monitors internal controls through Control Self Assessments (CSA) carried out by the various business units. During the course of the year, the questionnaires used in conducting the CSA assessments were updated to reflect the changes in the organisation and increase the strength of the control environment. CSA verification audits were also carried out to provide an independent evaluation of the assessments conducted by the business units.

The following are some of the key risk management activities carried out within the Group:

- procedures and checklists have been developed in connection with the Crisis Management Directorate for the various crisis scenarios that have been identified. An exercise was conducted to increase the level of preparedness and familiarity of the directorate members as to the crisis plans;
- some of the business continuity/contingency plans were tested during the financial year under review. The procedures were fine-tuned and enhanced for improvements further to the post-mortem briefings held;
- CSA questionnaires that have been developed based on the principle of minimum acceptable controls were revised for applicability, completeness and in line with Management's risk limits and appetite; and
- a set of principles for setting risk tolerance limits for the key risks identified was adopted to allow the Group to allocate resources more efficiently in the course of developing risk controls. It also provides Management with a means of assessing and determining the sufficiency and effectiveness of the controls that have been put in place.

Risk assessment and monitoring

The internal controls system involves each business and key Management from each business, and the Board, and is designed to meet the Group's particular needs. The risk management system concentrates on those key risks which may have a significant influence on the Group's assets, finances and profits, and those that may potentially endanger the continued existence of the Group companies. Procedures used facilitate early detection and control of risks.

The Risk Management Committees at various levels meet regularly to review risk and control matters including ascertaining that there are effective follow-up procedures. The outcome and status are reported to the ARMC for its review and information respectively.

The Group carried out its bi-annual review of the key risk profiles of the Group. The preventive and mitigating control actions were further refined and developed for adequacy and effectiveness.

The ongoing process to identify, assess, monitor and manage business risks that will impede the achievement of the Group's objectives is continuously reviewed for improvements. The key risks are evaluated based on probability and impact of a preset scale and ranked accordingly, and this enables the Group to allocate its resources to deal with the different levels of business risks. The risk management process, which has been put in place throughout the year and up to the date of this statement, is firmly embedded within the Group's business operations and is every employee's responsibility.

Written assurances and representations together with an attached checklist of key elements of internal controls approved by the Board, have been obtained from all the executive heads of all the Company's operating subsidiaries as well as from the Chairman, Board, executive head or other appropriate officer of all of the Company's active associated companies, that their respective companies' internal controls were adequate during the financial year under review.

Conclusion

The Board believes that, in the absence of any evidence to the contrary, taking into account the views of the ARMC in the exercise of its responsibilities under its Charter, the system of internal controls including financial, operational and compliance controls, and risk management system maintained by the Group's Management and that was in place throughout FY2007-08 and up to and as of the date of this Annual Report, provides reasonable, but not absolute, assurance against material financial misstatement or loss, and on the whole is adequate to meet the needs of the Group in its current business environment.

SATS remains committed to building long-term relationships with our shareholders and investors through frequent and open communications. Our Investor Relations (IR) programme focuses on the transparency of disclosure and prompt dissemination of information to keep shareholders, investors, analysts, fund managers and the media abreast of SATS' strategies, performance and latest corporate developments.

Information is disseminated through various channels:

Corporate literature

- Our annual report, which is distributed in June, aims to provide a comprehensive coverage of our business performance in the past financial year.

- Our monthly Affinity newsletters are distributed to employees, customers and business associates. An on-line version of the newsletter is also available on SATS corporate website: www.sats.com.sg.

- News releases which announce our latest important events are released through SGXNet and distributed to the local and international media, and the investment community via email. The releases are also immediately uploaded onto our corporate website for easy accessibility by shareholders and investors.

- Our corporate website has an "Investor Relations" section that contains key corporate information, financial results and presentations, annual reports as well as frequent updates on stock quotes and operation statistics.

Direct meetings

- SATS IR engages local and foreign institutional investors, analysts and the media through face-to-face meetings, conference calls, emails, results briefings and the Annual General Meeting. Senior management also meets institutional investors and analysts to update them on key developments and address their concerns. Site visits to the inflight catering centres are also arranged for the media and investment community to give them a better understanding of our operations. During the year, 58 investor meetings were organised and senior management and IR met with a total of 86 investors and analysts.

Announcement of financial results

- Quarterly announcements of our financial results are released through SGXNet and distributed to the media and investment community via email. They are also posted on our corporate website and www.irasia.com.

- Results briefings attended by analysts, institutional investors and the media are held immediately after the release of our half year and full year results, with senior management team present to answer questions.

Annual general meeting

- Our Annual General Meeting is held in the month of July. SATS' Board members attend the Annual General Meeting where shareholders present have the opportunity to clarify on issues pertaining to the proposed resolutions to be passed. Senior management and external auditors are also present to assist the Directors in answering questions from shareholders.

Financials

The directors have pleasure in presenting their report together with the audited financial statements of the Group and the balance sheets and statements of changes in equity of the Company for the financial year ended 31 March 2008.

1 Directors of the Company

The names of the directors in office at the date of this report are:

Edmund Cheng Wai Wing	–	Chairman
Chew Choon Seng	–	Deputy Chairman
Khaw Kheng Joo		
Rajiv Behari Lall	–	(Appointed on 5 May 2008)
Ng Kee Choe		
Ow Chin Hock		
Keith Tay Ah Kee	–	(Appointed on 26 July 2007)
Yeo Chee Tong		

2 Directors' interests in ordinary shares, share options and debentures

The following directors who held office at the end of the financial year have, according to the register of directors' shareholdings required to be kept under Section 164 of the Companies Act, Cap. 50, an interest in the ordinary shares, share options and debentures of the Company, the Company's immediate holding company and subsidiary companies of the Company's immediate and ultimate holding company, as stated below:

	Direct interest		Deemed interest	
Name of director	1.4.2007 / date of appointment	31.3.2008	1.4.2007 / date of appointment	31.3.2008
Interest in Singapore Airlines Limited				
Ordinary shares				
Chew Choon Seng	214,000	**200,000**	–	–
Options to subscribe for ordinary shares				
Chew Choon Seng	1,194,000	**1,194,000**	–	–
Conditional award of restricted shares				
Chew Choon Seng	30,000	**77,025**	–	–
Conditional award of performance shares				
Chew Choon Seng	27,000	**72,025**	–	–
Interest in Singapore Airport Terminal Services Limited				
Ordinary shares				
Chew Choon Seng	10,000	**10,000**	–	–
Ng Kee Choe	11,000	**11,000**	–	–
Keith Tay Ah Kee	35,000	**35,000**	–	–
Interest in SIA Engineering Company Limited				
Ordinary shares				
Chew Choon Seng	20,000	**20,000**	–	–
Interest in Singapore Telecommunications Limited				
Ordinary shares				
Chew Choon Seng	10,500	**10,500**	–	–
Khaw Kheng Joo	1,360	**1,360**	1,550	**1,550**
Ng Kee Choe	1,540	**1,540**	190	**190**
Ow Chin Hock	11,900	**11,900**	11,061	**11,061**
Yeo Chee Tong	5,315	**5,315**	1,537	**1,537**
Keith Tay Ah Kee	26,650	**26,650**	–	–

Directors' interests in ordinary shares, share options and debentures (continued)

Name of director	Direct interest 1.4.2007 / date of appointment	Direct interest 31.3.2008	Deemed interest 1.4.2007 / date of appointment	Deemed interest 31.3.2008
Interest in SNP Corporation Limited				
Ordinary shares				
Edmund Cheng Wai Wing	–	–	35,000	**65,000**
Yeo Chee Tong	361,500	**816,500**	948,053	**948,053**
Options to subscribe for ordinary shares				
Edmund Cheng Wai Wing	190,000	**193,000**	–	–
Yeo Chee Tong	860,000	**1,195,000**	–	–
Interest in SMRT Corporation Limited				
Ordinary shares				
Chew Choon Seng	50,000	**50,000**	–	–
Interest in Chartered Semiconductor Manufacturing Limited				
Ordinary shares				
Ow Chin Hock	–	–	10,000	**10,000**
Interest in Mapletree Logistics Trust Management Limited				
Unit holdings in Mapletree Logistics Trust				
Edmund Cheng Wai Wing	220,000	**220,000**	–	–
SP AusNet				
Stapled Securities				
Ng Kee Choe	150,000	**150,000**	–	–
Ow Chin Hock	–	–	4,000	**4,000**
Keith Tay Ah Kee	100,000	**100,000**	–	–
Interest in PT Bank Danamon Indonesia Tbk				
Ordinary shares				
Ng Kee Choe	50,000	**50,000**	–	–
Interest in TeleChoice International Limited				
Ordinary shares				
Yeo Chee Tong	9,000	**9,000**	–	–
Interest in Singapore Technologies Engineering Limited				
Ordinary shares				
Yeo Chee Tong	–	–	2,568	**2,568**
Interest in Singapore Post Limited				
Ordinary shares				
Keith Tay Ah Kee	128,350	**128,350**	–	–

There was no change in any of the above-mentioned interests between the end of the financial year and 21 April 2008, except for Mr Edmund Cheng Wai Wing whose interest in the ordinary shares of STATS ChipPAC Ltd as at 21 April 2008 was 200,000.

Dr Rajiv Behari Lall was appointed as new director on 5 May 2008. He held 12,996 ordinary shares in CapitaLand Limited as at date of appointment.

Neither at the end of the financial year, nor at any time during that financial year, did there subsist any arrangements to which the Company is a party, whereby directors might acquire benefits by means of the acquisition of shares and share options in, or debentures of, the Company or any other body corporate, other than pursuant to the Employee Share Option Plan of its immediate holding company, and the subsidiary companies of the Company's ultimate holding company.

Except as disclosed in this report, no director who held office at the end of the financial year had interests in ordinary shares, share options or debentures of the Company, or of related corporations, either at the beginning of the financial year, or date of appointment if later, or at the end of the financial year.

3 Directors' contractual benefits

Except as disclosed in the financial statements, since the end of the previous financial year, no director of the Company has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director, or with a firm of which the director is a member, or with a company in which the director has a substantial financial interest.

4 Options on shares in the Company

i) Employee Share Option Plan

The SATS Employee Share Option Plan (the "Plan"), which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees, was adopted in connection with the initial public offering undertaken by the Company in 2000 and a summary of which was set out in the Prospectus issued by the Company dated 4 May 2000. The Plan was modified at an extraordinary general meeting held on 7 July 2001 and was subsequently modified by the Company (as announced on 4 June 2003) and at extraordinary general meetings held on 19 July 2003 and 20 July 2004.

Under the Plan, all options to be issued will have a term no longer than 10 years from the date of grant. The exercise price of the option will be the average of the closing prices of the Company's ordinary shares on the Singapore Exchange Securities Trading Limited ("SGX-ST") for the five market days immediately preceding the date of grant.

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:

a) one year after the date of grant for 25% of the ordinary shares subject to the options;
b) two years after the date of grant for an additional 25% of the ordinary shares subject to the options;
c) three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and
d) four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

At the date of this report, the Remuneration and Human Resource Committee administering the Plan comprises the following directors:

Edmund Cheng Wai Wing	–	Chairman
Chew Choon Seng	–	Member
Yeo Chee Tong	–	Member

No options have been granted to Directors of the Company, controlling shareholders of the Company or their associates, or parent group employees.

No employee has received 5% or more of the total number of options available under the Plan.

The options granted by the Company do not entitle the holders of the options, by virtue of such holding, to any right to participate in any share issue of any other company.

During the financial year, in consideration of the payment of $1 for each offer accepted, offers of options were granted pursuant to the Plan in respect of 14,201,500 unissued ordinary shares in the Company at an exercise price of $3.01 per share.

4 Options on shares in the Company (continued)

i) **Employee Share Option Plan** (continued)

At the end of the financial year, options to take up 55,873,275 unissued ordinary shares in the Company were outstanding:

Date of grant	Balance at 1.4.2007/ *date of grant	Lapsed	Exercised	Not accepted	Balance at 31.3.2008	Exercise price**	Exercisable period
28.3.2000	9,712,500	205,800	3,912,500	–	**5,594,200**	S$2.15	28.3.2001-27.3.2010
3.7.2000	3,215,550	110,400	1,010,500	–	**2,094,650**	S$1.75	3.7.2001-2.7.2010
2.7.2001	928,300	84,400	152,000	–	**691,900**	S$1.19	2.7.2002-1.7.2011
1.7.2002	2,243,750	33,800	749,850	–	**1,460,100**	S$1.55	1.7.2003-30.6.2012
1.7.2003	2,226,305	8,500	721,105	–	**1,496,700**	S$1.42	1.7.2004-30.6.2013
1.7.2004	9,053,300	42,180	3,781,920	–	**5,229,200**	S$2.04	1.7.2005-30.6.2014
1.7.2005	15,390,850	149,900	4,368,000	–	**10,872,950**	S$2.22	1.7.2006-30.6.2015
3.7.2006	14,738,100	228,940	14,185	–	**14,494,975**	S$2.05	3.7.2007-2.7.2016
2.7.2007	14,201,500	154,400	–	108,500	**13,938,600**	S$3.01	2.7.2008-1.7.2017
	71,710,155	1,018,320	14,710,060	108,500	**55,873,275**		

* Balance as at date of the most recent grant

** Following approval by the Company's shareholders of the declaration of a special dividend of $0.05 per share on 26 July 2007, the Committee administering the Plan has approved a $0.05 reduction in the exercise prices of all share options outstanding on 30 July 2007. The exercise prices reflected here are the exercise prices after such adjustment.

ii) **Restricted Share Plan ("RSP") and Performance Share Plan ("PSP")**

At the extraordinary general meeting of the Company held on 19 July 2005, the shareholders approved the adoption of two new share plans, namely the RSP and the PSP, in addition to the Employee Share Option Plan.

Depending on the achievement of pre-determined targets over a two-year period for the RSP and a three-year period for the PSP, the final number of restricted shares and performance shares awarded could range between 0% and 120% of the initial grant of the restricted shares and between 0% and 150% of the initial grant of the performance shares.

Based on meeting stated performance conditions over a two-year performance period, 50% of the RSP award will vest. The balance will vest equally over the subsequent two years with fulfilment of service requirements. PSP award will vest based on meeting stated performance conditions over a three-year performance period.

At the date of this report, the Remuneration and Human Resource Committee which administers the RSP and PSP comprises the following directors:

Edmund Cheng Wai Wing	–	Chairman
Chew Choon Seng	–	Member
Yeo Chee Tong	–	Member

No shares have been granted to controlling shareholders or their associates, or parent group employees under the RSP and PSP.

No employee has received 5% or more of the total number of shares granted under the Employee Share Option Plan, RSP and PSP.

4 **Options on shares in the Company** (continued)

ii) **Restricted Share Plan ("RSP") and Performance Share Plan ("PSP")** (continued)

The details of the shares awarded under the new share plans during the year since commencement of the RSP and PSP are as follows:

RSP

	Number of ordinary shares			
Date of grant	Balance at 1.4.2007 / later date of grant	Adjustment#	Cancelled	**Balance at 31.3.2008**
2.10.2006	182,030	2,666	(7,770)	**176,926**
27.7.2007	345,750	–	–	**345,750**
	527,780	2,666	(7,770)	**522,676**

PSP

	Number of ordinary shares			
Date of grant	Balance at 1.4.2007 / later date of grant	Adjustment#	Cancelled	**Balance at 31.3.2008**
2.10.2006	84,360	1,291	–	**85,651**
27.7.2007	98,200	–	–	**98,200**
	182,560	1,291	–	**183,851**

Following approval by SATS' shareholders of the declaration of a special dividend of $0.05 per share on 26 July 2007, the Committee administering the SATS RSP and SATS PSP approved a revision in all outstanding restricted shares and performance shares under SATS RSP and SATS PSP respectively. The number of outstanding restricted shares and performance shares reflected here are after such adjustment.

5 **Audit and Risk Management Committee**

The Audit and Risk Management Committee performed the functions specified in the Companies Act. The functions performed are detailed in the Corporate Governance Report.

6 **Auditors**

The auditors, Ernst & Young, Public Accountants and Certified Public Accountants, have expressed their willingness to accept re-appointment.

On behalf of the Board,

Edmund Cheng Wai Wing
Chairman

Chew Choon Seng
Deputy Chairman

Dated this 8th day of May 2008

Pursuant to Section 201(15)

We, EDMUND CHENG WAI WING and CHEW CHOON SENG, being two of the directors of SINGAPORE AIRPORT TERMINAL SERVICES LIMITED, do hereby state that in the opinion of the directors:

a) the accompanying consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company, together with notes thereto are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2008, the changes in equity of the Group and of the Company, the results of the business and the cash flows of the Group for the financial year ended on that date; and

b) at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Board,

Edmund Cheng Wai Wing
Chairman

Chew Choon Seng
Deputy Chairman

Dated this 8th day of May 2008

Independent Auditors' Report

To the members of Singapore Airport Terminal Services Limited

We have audited the accompanying financial statements of Singapore Airport Terminal Services Limited (the Company) and its subsidiaries (collectively, the Group) set out on pages 85 to 135, which comprise the balance sheets of the Group and the Company as at 31 March 2008, the statements of changes in equity of the Group and the Company, the profit and loss account and cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the "Act") and Singapore Financial Reporting Standards. This responsibility includes devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss account and balance sheets and to maintain accountability of assets; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion,

i) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2008 and the results, changes in equity and cash flows of the Group and the changes in equity of the Company for the year ended on that date; and

ii) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

Ernst & Young
Public Accountants and Certified Public Accountants

SINGAPORE
Dated this 8th day of May 2008

For the year ended 31 March 2008 (In $ Thousands)

	Note	GROUP 2007-08	2006-07
Revenue	4	**958,042**	945,659
Expenditure			
Staff costs	5	**(426,691)**	(441,226)
Cost of raw materials		**(86,466)**	(81,715)
Licensing fees		**(61,854)**	(60,384)
Depreciation and amortisation charges		**(59,179)**	(65,697)
Company accommodation and utilities		**(69,720)**	(64,745)
Other costs		**(79,758)**	(78,752)
		(783,668)	(792,519)
Operating profit	6	**174,374**	153,140
Interest on borrowings	7	**(6,142)**	(6,160)
Interest income	8	**15,719**	18,171
Dividend from long-term investment, gross		**1,119**	951
Share of profits of associated companies		**44,711**	52,076
Gain on disposal of property, plant and equipment		**240**	153
Amortisation of deferred income		**1,413**	1,439
Profit before exceptional item		**231,434**	219,770
Exceptional item	9	**17,342**	-
Profit before tax		**248,776**	219,770
Taxation	10	**(53,597)**	(40,783)
Profit after taxation		**195,179**	178,987
Profit attributable to:			
Equity holders of the Company		**194,909**	178,218
Minority interests		**270**	769
Profit for the year		**195,179**	178,987
Basic earnings per share (cents)	11	**18.2**	17.0
Diluted earnings per share (cents)	11	**17.9**	16.9

The notes on pages 90 to 135 form an integral part of the financial statements.

At 31 March 2008 (In $ Thousands)

	Note	GROUP 31.3.2008	GROUP 31.3.2007	COMPANY 31.3.2008	COMPANY 31.3.2007
Share capital	13	**250,079**	215,536	**250,079**	215,536
Reserves					
Revenue reserve		**1,165,972**	1,111,298	**914,041**	895,301
Foreign currency translation reserve		**(54,156)**	(31,159)	**-**	-
Share-based compensation reserve	14	**16,796**	12,977	**16,796**	12,977
Fair value reserve	14	**(684)**	(85)	**(684)**	(85)
Statutory reserve	14	**5,900**	5,582	**-**	-
		1,133,828	1,098,613	**930,153**	908,693
Equity attributable to equity holders of the Company		**1,383,907**	1,314,149	**1,180,232**	1,124,229
Minority interests		**3,996**	3,916	**-**	-
Total equity		**1,387,903**	1,318,065	**1,180,232**	1,124,229
Deferred taxation	15	**47,908**	53,489	**30,984**	32,711
Notes payable	16	**200,000**	200,000	**200,000**	200,000
Term loans	17	**3,374**	2,539	**-**	-
Finance leases	18	**3,835**	-	**-**	-
Deferred income	19	**22,779**	24,602	**22,779**	24,602
		1,665,799	1,598,695	**1,433,995**	1,381,542
Represented by:					
Property, plant and equipment	20				
Leasehold land and buildings		**451,119**	476,052	**-**	-
Progress payments		**5,462**	5,315	**698**	575
Others		**108,244**	119,028	**535**	718
		564,825	600,395	**1,233**	1,293
Investment properties	21	**-**	21,366	**434,509**	480,808
Subsidiary companies	22	**-**	-	**43,275**	43,275
Long-term investment	23	**7,886**	7,886	**7,886**	7,886
Associated companies	24	**333,313**	340,697	**270,819**	270,649
Loan to an associated company	24	**1,243**	1,988	**1,243**	1,988
Intangible assets	25	**7,540**	9,876	**547**	470
Other non-current assets	26	**8,202**	-	**8,202**	-
Current assets					
Trade debtors	27	**52,377**	51,238	**3,989**	4,886
Other debtors	28	**6,917**	7,713	**5,108**	6,320
Prepayments		**2,912**	2,765	**1,535**	1,424
Related companies	29	**184,203**	398,449	**106,643**	331,778
Associated companies	24	**426**	703	**426**	703
Loan to an associated company	24	**552**	612	**552**	612
Inventories	30	**13,891**	12,174	**289**	224
Short-term non-equity investments		**44,436**	73,500	**44,436**	73,500
Fixed deposits	31	**599,953**	255,755	**599,178**	255,005
Cash and bank balances	31	**20,874**	19,058	**13,045**	14,698
		926,541	821,967	**775,201**	689,150
Less:					
Current liabilities					
Trade creditors		**117,764**	150,162	**19,337**	24,113
Other creditors	32	**9,051**	5,890	**1,819**	2,074
Related companies	29	**-**	-	**69,371**	73,217
Provision for taxation		**56,115**	49,148	**18,393**	14,573
Term loans	17	**448**	280	**-**	-
Finance leases – current	18	**373**	-	**-**	-
		183,751	205,480	**108,920**	113,977
Net current assets		**742,790**	616,487	**666,281**	575,173
		1,665,799	1,598,695	**1,433,995**	1,381,542

The notes on pages 90 to 135 form an integral part of the financial statements.

Statements of Changes in Equity

For the year ended 31 March 2008 (In $ Thousands)

	Note	Share capital	Revenue reserve	Share-based compensation reserve	Fair value reserve	Statutory reserve*	Foreign currency translation reserve	Total	Minority interests	Total equity
		Attributable to equity holders of the Company								
GROUP										
Balance at 31 March 2007		215,536	1,111,298	12,977	(85)	5,582	(31,159)	1,314,149	3,916	1,318,065
Transfer to statutory reserve		–	(318)	–	–	318	–	–	–	–
Foreign currency translation		–	–	–	–	–	(22,997)	(22,997)	–	(22,997)
Net fair value changes on available-for-sale assets		–	–	–	(599)	–	–	(599)	–	(599)
Net income/(expense) not recognised in the profit and loss account		–	(318)	–	(599)	318	(22,997)	(23,596)	–	(23,596)
Profit for the year		–	194,909	–	–	–	–	194,909	270	195,179
Net income and expense recognised for the year		–	194,591	–	(599)	318	(22,997)	171,313	270	171,583
Share-based payment		–	–	7,801	–	–	–	7,801	–	7,801
Share options exercised and lapsed		34,543	72	(3,982)	–	–	–	30,633	–	30,633
Dividends, net	12	–	(139,989)	–	–	–	–	(139,989)	(190)	(140,179)
Balance at 31 March 2008		**250,079**	**1,165,972**	**16,796**	**(684)**	**5,900**	**(54,156)**	**1,383,907**	**3,996**	**1,387,903**
GROUP										
Balance at 31 March 2006		179,812	1,018,136	10,025	(76)	4,117	(9,572)	1,202,442	3,327	1,205,769
Transfer to statutory reserve		–	(1,465)	–	–	1,465	–	–	–	–
Foreign currency translation		–	–	–	–	–	(21,587)	(21,587)	–	(21,587)
Net fair value changes on available-for-sale assets		–	–	–	(9)	–	–	(9)	–	(9)
Net income/(expense) not recognised in the profit and loss account		–	(1,465)	–	(9)	1,465	(21,587)	(21,596)	–	(21,596)
Profit for the year		–	178,218	–	–	–	–	178,218	769	178,987
Net income and expense recognised for the year		–	176,753	–	(9)	1,465	(21,587)	156,622	769	157,391
Share-based payment		–	–	6,593	–	–	–	6,593	–	6,593
Share options exercised and lapsed		35,724	283	(3,641)	–	–	–	32,366	–	32,366
Dividends, net	12	–	(83,874)	–	–	–	–	(83,874)	(180)	(84,054)
Balance at 31 March 2007		215,536	1,111,298	12,977	(85)	5,582	(31,159)	1,314,149	3,916	1,318,065

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

The notes on pages 90 to 135 form an integral part of the financial statements.

For the year ended 31 March 2008 (In $ Thousands)

	Note	Share capital	Revenue reserve	Share-based compensation reserve	Fair value reserve	Total equity
COMPANY						
Balance at 31 March 2007		215,536	895,801	12,977	(85)	1,124,229
Net fair value changes on available-for-sale assets		–	–	–	(599)	(599)
Profit for the year		–	158,157	–	–	158,157
Net income and expense recognised for the year		–	158,157	–	(599)	157,558
Share-based payment		–	–	7,801	–	7,801
Share options exercised and lapsed		34,543	72	(3,982)	–	30,633
Dividends, net	12	–	(139,989)	–	–	(139,989)
Balance at 31 March 2008		**250,079**	**914,041**	**16,796**	**(684)**	**1,180,232**
COMPANY						
Balance at 31 March 2006		179,812	760,555	10,025	(76)	950,316
Net fair value changes on available-for-sale assets		–	–	–	(9)	(9)
Profit for the year		–	218,837	–	–	218,837
Net income and expense recognised for the year		–	218,837	–	(9)	218,828
Share-based payment		–	–	6,593	–	6,593
Share options exercised and lapsed		35,724	283	(3,641)	–	32,366
Dividends, net	12	–	(83,874)	–	–	(83,874)
Balance at 31 March 2007		215,536	895,801	12,977	(85)	1,124,229

The notes on pages 90 to 135 form an integral part of the financial statements.

For the year ended 31 March 2008 (In $ Thousands)

	Note	2007-08	2006-07
Cash flows from operating activities			
Profit before taxation		**248,776**	219,770
Adjustments for:			
Interest income		**(15,719)**	(18,171)
Interest on borrowings		**6,142**	6,160
Dividend from long-term investment		**(1,119)**	(951)
Depreciation and amortisation charges		**59,179**	65,697
Effects of exchange rate changes		**476**	201
Gain on disposal of investment property		**(17,342)**	–
Gain on disposal of property, plant and equipment		**(240)**	(153)
Share of profits of associated companies		**(44,711)**	(52,076)
Share-based payment expense		**7,801**	6,593
Amortisation of deferred income		**(1,413)**	(1,439)
Operating profit before working capital changes		**241,830**	225,631
Increase in debtors		**(380)**	(6,488)
Increase in prepayments		**(147)**	(111)
(Increase)/decrease in inventories		**(1,717)**	1,066
Increase in amounts owing by related companies		**(9,323)**	(4,733)
(Decrease)/increase in creditors		**(30,519)**	42,173
Decrease /(increase) in amounts due from associated companies		**277**	(332)
Cash generated from operations		**200,021**	257,206
Interest paid to third parties		**(6,142)**	(6,160)
Income taxes paid		**(38,705)**	(48,750)
Net cash provided by operating activities		**155,174**	202,296
Cash flows from investing activities			
Capital expenditure	31	**(15,076)**	(12,815)
Repayment of loan from associated company		**805**	636
Dividends from associated companies		**15,592**	14,591
Dividend from long-term investment		**1,119**	951
Proceeds from disposal of investment property		**38,000**	–
Proceeds from disposal of property, plant and equipment		**295**	196
Interest received from deposits		**16,182**	18,715
Sale/(purchase) of short-term non-equity investments		**28,464**	(24,577)
Capital expenditure for setting up associated companies		**(8,202)**	–
Net cash provided by/(used in) investing activities		**77,179**	(2,303)
Cash flows from financing activities			
Bank charges on sale and leaseback arrangement		**(410)**	(213)
Proceeds from term loans		**1,300**	–
Repayment of term loans		**(297)**	(1,899)
Repayment of finance leases		**(54)**	–
Proceeds from exercise of share options		**30,633**	32,366
Dividends paid		**(139,989)**	(83,874)
Dividends paid by subsidiary companies to minority interests		**(190)**	(180)
Net cash used in financing activities		**(109,007)**	(53,800)
Net increase in cash and cash equivalents		**123,346**	146,193
Effect of exchange rate changes		**(476)**	(201)
Cash and cash equivalents at beginning of financial year		**577,453**	431,461
Cash and cash equivalents at end of financial year	31	**700,323**	577,453

The notes on pages 90 to 135 form an integral part of the financial statements.

1 General

Singapore Airport Terminal Services Limited (the "Company") is a limited liability company incorporated in the Republic of Singapore. The Company is a subsidiary of Singapore Airlines Limited and its ultimate holding company is Temasek Holdings (Private) Limited, both incorporated in the Republic of Singapore. Related companies in these financial statements refer to members of the group of companies owned or controlled by Singapore Airlines Limited.

The registered office of the Company is at 20 Airport Boulevard, Singapore 819659.

The Company is principally an investment holding company. Its other activities include rental of premises.

The principal activities of the Group are to provide the following services at Singapore Changi Airport to its airline customers:

- ground handling services including airfreight handling services, passenger services, baggage handling services and apron services;
- inflight catering services including aircraft interior cleaning and cabin handling services;
- aviation security services;
- airline laundry services; and
- airport cargo delivery management services.

The Group is also engaged in the activity of manufacturing of chilled and frozen meat, seafood products, soups, sauces, convenient meals, processed fruits and vegetables. There have been no significant changes in the nature of the activities during the financial year.

The consolidated financial statements for the financial year ended 31 March 2008 were authorised for issue in accordance with a resolution of the Directors on 8 May 2008.

2 Accounting policies

The main accounting policies of the Group, which have been consistently applied except where indicated otherwise, are described in the following paragraphs.

a) Basis of accounting

The consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company have been prepared in accordance with Singapore Financial Reporting Standards ("FRS"). The financial statements have been prepared on the historical cost basis except as disclosed in the accounting policies below. The financial statements are presented in Singapore Dollars ($) and all values in the tables are rounded to the nearest thousands ($ thousands) as indicated.

b) Adoption of new and revised standards

In the current financial year, the Group has adopted all of the new and revised FRS and Interpretations of FRS ("INT FRS") that are relevant to its operations and effective from 1 April 2007. The adoption of these new/revised FRS and INT FRS does not result in changes to the Group's and Company's accounting policies and has no material effect on the accounts reported for the current or prior years except as disclosed below and in the notes to the financial statements.

FRS 40 – Investment Property

FRS 40 came into effect for the Group in the financial year beginning 1 April 2007. The new standard requires the properties (land or a building, or part of a building, or both) held to earn rentals to be classified as "investment properties". In adopting FRS 40, investment properties of the Company and the Group are measured at cost less accumulated depreciation and impairment losses. Under the provision of FRS 40 and FRS 8 – Accounting Polices, Changes in Accounting Estimates and Errors, the change in accounting policy has resulted in the following accounts in the financial statements as at 31 March 2007 to be reclassified with no impact to the profit and loss account:

Increased/(decreased) by $ Thousands	GROUP	COMPANY
Property, plant and equipment	(21,366)	(480,808)
Investment properties	21,366	480,808

FRS 107 – Financial Instruments: Disclosures and amendments to FRS 1 Presentation of Financial Statements relating to capital disclosures

The Group has adopted FRS 107 with effect from 1 April 2007. The new Standard has resulted in an expansion of the disclosures in these financial statements regarding the Group's financial instruments. The Group has also presented information regarding its objectives, policies and processes for managing capital (Note 36) as required by the consequential amendments to FRS 1 which are effective from 1 April 2007.

2 Accounting policies (continued)

c) Basis of consolidation

The consolidated financial statements comprise the separate financial statements of the Company and its subsidiaries as at the balance sheet date. The financial statements of the subsidiaries used in the preparation of the consolidated financial statements are prepared for the same reporting date as the Company. Consistent accounting policies are applied for like transactions and events in similar circumstances. A list of the Group's subsidiary companies is shown in Note 22 to the financial statements.

All intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions are eliminated in full.

Acquisitions of subsidiaries are accounted for using the purchase method. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Adjustments to those fair values relating to previously held interests are treated as a revaluation and recognised in equity. Any excess of the cost of the business combination over the Group's share in the net fair value of the acquired subsidiary's identifiable assets, liabilities and contingent liabilities is recorded as goodwill on the balance sheet. The accounting policy for goodwill is set out in Note 2 (f)(i). Any excess of the Group's share in the net fair value of the acquired subsidiary's identifiable assets, liabilities and contingent liabilities over the cost of the business combination is recognised in the profit and loss account on the date of acquisition.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

Minority interests represent the portion of profit or loss and net assets in subsidiaries not held by the Group and are presented separately in the consolidated profit and loss account and within equity in the consolidated balance sheet, separately from shareholders' equity.

d) Subsidiary and associated companies

In the Company's separate financial statements, investment in subsidiary and associated companies are accounted for at cost less impairment losses.

A subsidiary company is defined as an entity over which the Group has the power to govern the financial and operating policies, generally accompanied by a shareholding giving rise to the majority of the voting rights.

An associated company is defined as an entity, not being a subsidiary company or joint venture company, in which the Group has significant influence, but not control, generally accompanied by a shareholding giving rise to between and including 20% and 50% of the voting rights. A list of the Group's associated companies is shown in Note 24 to the financial statements.

The Group's investments in associated companies are accounted for using the equity method. Under the equity method, the investment in associated company is measured in the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associated company. Goodwill relating to an associated company is included in the carrying amount of the investment. Any excess of the Group's share of the net fair value of the associated company's identifiable assets, liabilities and contingent liabilities over the cost of investment is deducted from the carrying amount of the investment and is recognised as income as part of the Group's share of profit or loss of the associated company in the period in which the investment is acquired.

When the Group's share of losses in an associated company equals or exceeds its interest in the associated company, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associated company.

The most recently available audited financial statements of the associated and joint venture companies are used by the Group in applying the equity method. Where the dates of the audited financial statements used are not co-terminous with those of the Group, the share of results is arrived at from the last audited financial statements available and unaudited management financial statements to the end of the accounting period.

2 Accounting policies (continued)

e) Functional and foreign currencies

i) Functional currency

The management has determined the currency of the primary economic environment in which the Company operates i.e. functional currency, to be Singapore dollars. Sales prices and major costs of providing goods and services including major operating expenses are primarily influenced by fluctuations in Singapore dollars.

ii) Foreign currency transactions

Foreign currency transactions are converted into Singapore dollars at exchange rates which approximate bank rates prevailing at dates of transactions. All foreign currency monetary assets and liabilities are translated into Singapore dollars using year-end exchange rates. Non-monetary assets and liabilities are translated using exchange rates that existed when the values were determined. Gains and losses arising from conversion of monetary assets and liabilities are dealt with in the profit and loss account.

For the purposes of the Group financial statements, the net assets of the foreign associated companies are translated into Singapore dollars at the exchange rates ruling at the balance sheet date. The financial results of foreign associated companies are translated monthly into Singapore dollars at the prevailing exchange rates. The resulting gains or losses on exchange are taken to foreign currency translation reserve.

Goodwill and fair value adjustments arising from the acquisition of foreign associated companies are treated as assets and liabilities of the foreign associated companies and are recorded in the functional currency of the foreign operations, and translated at the closing rate at the balance sheet date.

On disposal of a foreign associated company, the cumulative amount of exchange differences deferred in equity relating to that foreign associated company is recognised in the profit and loss account as a component of the gain or loss on disposal.

f) Intangible assets

i) Goodwill

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

The cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is tested for impairment annually and whenever there is an indication that the cash-generating unit may be impaired, by comparing the carrying amount of the cash-generating unit, including the allocated goodwill, with the recoverable amount of the cash-generation unit. Where the recoverable amount of the cash-generating unit (or group of cash-generating units) is less than the carrying amount, an impairment loss is recognised in the profit and loss account. Impairment losses recognised for goodwill are not reversed in subsequent periods.

Where goodwill forms part of a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative fair values of the operation disposed of and the portion of the cash-generating unit retained.

ii) Computer software

Computer software is stated at cost less accumulated amortisation and impairment losses, if any. The cost is amortised using the straight-line method over the estimated useful life of 5 years.

g) Property, plant and equipment

All items of property, plant and equipment are initially recorded at cost. Subsequent to recognition, property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. The cost of an item of property, plant and equipment is recognised as an asset if, and only if, it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to working condition for its intended use. Expenditure for additions, improvements and renewals are capitalised and expenditure for maintenance and repairs are charged to the profit and loss account. When assets are sold or retired, their costs, accumulated depreciation and accumulated impairment losses, if any, are removed from the financial statements and any gain or loss resulting from their disposal is included in the profit and loss account.

h) Depreciation of property, plant and equipment

Property, plant and equipment are depreciated on a straight-line basis at rates which are calculated to write-down their costs to their estimated residual values at the end of their operational lives. Operational lives and residual values are reviewed annually in the light of experience and changing circumstances, and adjusted as appropriate at each balance sheet date. The estimated useful lives are as follows:

Leasehold land and buildings	–	according to the lease period or 30 years whichever is the shorter
Office fittings and fixtures and office and commercial equipment	–	1 to 5 years
Fixed and mobile ground support equipment and motor vehicles	–	1 to 12 years

No depreciation is provided for progress payments.

Fully-depreciated property, plant and equipment are retained in the financial statements until they are no longer in use. No depreciation is charged after assets are depreciated to their residual values.

i) Investment properties

Investment properties are stated at cost, net of depreciation and any impairment loss. Depreciation is provided on the straight line basis so as to write off the cost of the leasehold investment properties over its estimated useful lives according to the lease period or 30 years whichever is shorter.

j) Leases

Finance lease – as lessee

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased asset, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Any initial direct costs are also added to the amount capitalised. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against the profit and loss account.

For sale and finance leaseback, differences between sales proceeds and net book values are taken to the balance sheet as deferred gain on sale and leaseback transactions, included under "deferred income" and amortised over the minimum lease terms.

Operating lease – as lessee

Leases where the lessor effectively retains substantially all the risks and benefits of ownership of the leased assets are classified as operating leases. Operating lease payments are recognised as an expense in the profit and loss account on a straight-line basis over the lease term.

Gains arising from sale and operating leaseback of assets are determined based on fair values. Sale proceeds in excess of fair values are deferred and amortised over the minimum lease terms.

2 Accounting policies (continued)

k) Inventories

Inventories, which consist mainly of equipment spare parts and food supplies, are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business less estimated costs necessary to make the sale.

l) Financial assets

Financial assets are recognised on the balance sheet when, and only when, the Group becomes a party to the contractual provisions of the financial instrument.

Financial assets classified as fair value through profit and loss are recognised initially at fair value. Financial assets classified as loans and receivables, held to maturity investments, or available-for-sale are recognised initially at fair value plus directly attributable transaction costs. The Group determines the classifications of its financial assets after initial recognition, and where allowed and appropriate, re-evaluates this designation at each financial year-end.

A financial asset is de-recognised when the contractual right to receive cash flows from the asset has expired. On de-recognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that has been recognised directly in equity is recognised in the profit and loss account.

All regular way purchases and sales of financial assets are recognised or de-recognised on the trade date, i.e., the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace concerned.

Financial assets at fair value through profit and loss

There are two sub-categories: financial assets held for trading, and those designated as fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also classified under this category unless they are designated as hedging derivatives. Gains or losses on financial instruments held at fair value through profit and loss are recognised in the profit and loss account.

Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months after the balance sheet date.

Loans and receivables

Non-derivative financial assets with fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in profit and loss account when the loans and receivables are de-recognised or impaired, as well as through the amortisation process. Receivables are included in trade debtors on the balance sheet (Note 2 (m)).

Available-for-sale investments

Available-for-sale investments are non-derivative financial assets that are either designated in this category, or not classified in any other categories. After initial recognition, available-for-sale investments are measured at fair value with gains or losses being recognised in the fair value reserve until the investment is de-recognised or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the profit and loss account.

The fair value of quoted investments is generally determined by reference to stock exchange quoted market bid prices at the close of the business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions or reference to the current market value of another instrument (which is substantially the same). For investments where there is no active market and where fair value cannot be reliably measured, they are measured at cost less impairment loss.

Short-term non-equity investments and unquoted equity investments are classified as available-for-sale investments.

m) Trade debtors and other debtors

Trade debtors, which generally have 30-90 day terms, other debtors and amounts owing by the holding company and the related companies are classified and accounted for as loans and receivables.

n) Cash and bank balances

Cash and bank balances are defined as cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

Cash on hand, demand deposits and short-term deposits are classified and accounted for as loans and receivables.

For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash on hand and deposits in banks, net of outstanding bank overdrafts.

o) Taxation

Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted by the balance sheet date.

Deferred tax

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are recognised for all temporary differences, except:

- where the deferred tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction affects neither the accounting profit nor taxable profit or loss;
- in respect of temporary differences associated with investments in subsidiary, associated and joint venture companies, where the timing of the reversal of the temporary differences can be controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future; and
- in respect of deductible temporary differences and carry forward of unused tax credits and unused tax losses, if it is not probable that taxable profit will be available against which the deductible temporary differences and carry forward of unused tax credits and unused tax losses can be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Deferred taxes are recognised in the profit and loss account except that deferred tax relating to items recognised directly in equity is recognised directly in equity and deferred tax arising from a business combination is adjusted against goodwill on consolidation.

p) Loans, notes payable and borrowings

Loans, notes payable and other borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

q) Borrowing cost

Borrowing costs are generally expensed as incurred. Borrowing costs are capitalised if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalisation of borrowing costs commences when the activities to prepare the asset for its intended use or sale are in progress and the expenditure and borrowing costs are being incurred. Borrowing costs are capitalised until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded.

2 Accounting policies (continued)

r) Employee benefits

Equity compensation plan

The Group has in place an Employee Share Option Plan (the "Plan") for the granting of share options to senior executives and all other employees to subscribe for shares in the Company. The exercise price approximates the market value of the shares on the date of grant.

The Group has also implemented the Restricted Share Plan and Performance Share Plan for awarding of fully paid ordinary shares to key senior management and senior executives, when and after pre-determined performance or service conditions are accomplished.

Details of the Plan are disclosed in Note 13 to the financial statements.

Equity-settled transactions

The cost of these equity-settled transactions with employees is measured by reference to the fair value of the options or awards at the date on which the share options or awards are granted. In valuing the share options, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company.

This cost is recognised in the profit and loss account, with a corresponding increase in the share-based compensation reserve, over the vesting period in which the service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("the vesting date"). Non-market vesting conditions are included in the estimation of the number of shares under options that are expected to become exercisable on the vesting date. At each balance sheet date, the Group revises its estimates of the number of shares under options that are expected to become exercisable on the vesting date and recognises the impact of the revision of the estimates in the profit and loss account, with a corresponding adjustment to the share-based compensation reserve over the remaining vesting period.

No expense is recognised for options or awards that do not ultimately vest, except for options or awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance and/or service conditions are satisfied.

The share-based compensation reserve is transferred to general reserve upon cancellation or expiry of the vested options or awards. When the options are exercised or awards are released, the share-based compensation reserve is transferred to share capital if new shares are issued, or to treasury shares if the options are satisfied by the reissuance of treasury shares.

Defined contribution plan

As required by law, the companies in Singapore make contributions to the Central Provident Fund ("CPF") scheme in Singapore, a defined contribution pension scheme. Certain of the Group's companies and overseas stations outside Singapore make contributions to their respective countries' pension schemes. Such contributions are recognised as an expense in the period in which the related service is performed.

s) Financial liabilities

Financial liabilities include trade creditors, which are normally settled on 30-90 day terms, other creditors, amount owing to related companies and interest-bearing loans and borrowings. Financial liabilities are recognised on the balance sheet when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. Financial liabilities are recognised initially at fair value, plus, in the case of financial liabilities other than derivatives, directly attributable transaction costs. Subsequent to initial recognition, all financial liabilities are measured at amortised cost using the effective interest method.

A financial liability is de-recognised when the obligation under the liability is extinguished. For financial liabilities other than derivatives, gains and losses are recognised in the profit and loss account when the liabilities are de-recognised or impaired, and through the amortisation process.

2 Accounting policies (continued)

t) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) where, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the profit and loss account net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as finance costs.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

u) Revenue

Revenue from ground handling, inflight catering, aviation security services, airline laundry and airport cargo delivery management services is recognised upon rendering of services. Revenue from manufacturing and exporting chilled and frozen processed foods is recognised upon delivery and acceptance of goods sold.

v) Income from investments

Dividend income from investments is recognised when the shareholders' right to receive payments is established.

Interest income from investments and fixed deposits is recorded using the effective interest rate method and recognised on a time proportion basis.

w) Impairment of non-financial and financial assets

An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

Non-financial assets

The carrying amounts of the Group's non-financial assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. The impairment loss is charged to the profit and loss account unless it reverses a previous revaluation credited to equity, in which case it is charged to equity. An impairment loss is reversed if there has been a change in estimates used to determine the recoverable amount.

The Group also assesses at each balance sheet date whether a financial asset or a group of financial assets is impaired.

Financial assets

Assets carried at amortised costs

If there is objective evidence that an impairment loss on financial assets carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced either directly or through the use of an allowance account. The impairment loss is recognised in the profit and loss account.

When the asset becomes uncollectible, the carrying amount of impaired financial assets is reduced directly or if an amount was charged to the allowance account, the amounts charged to the allowance account are written off against the carrying value of the financial asset.

w) Impairment of non-financial and financial assets (continued)

Financial assets (continued)

Assets carried at amortised costs (continued)

To determine whether there is objective evidence that an impairment loss on financial assets has been incurred, the Group considers factors such as the probability of insolvency or significant financial difficulties of the debtor and default or significant delay in payments.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment is reversed to the extent that the carrying amount of the asset does not exceed its amortised cost at the reversal date. The amount of reversal is recognised in the profit and loss account.

Assets carried at costs

If there is objective evidence (such as significant adverse changes in the business environment where the issuer operates, probability of insolvency or significant financial difficulties of the issuer) that an impairment loss on financial assets carried at cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed in subsequent periods.

Available-for-sale financial assets

Significant or prolonged decline in fair value below cost, significant financial difficulties of the issuer or obligor, and the disappearance of an active trading market are considerations to determine whether there is objective evidence that investment securities classified as available-for-sale financial assets are impaired.

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal repayment and amortisation) and its current fair value, less any impairment loss previously recognised in the profit and loss account, is transferred from equity to the profit and loss account. Reversals of impairment losses in respect of equity instruments are not recognised in the profit and loss account. Reversals of impairment losses on debt instruments are reversed through the profit and loss account if the increase in fair value of the debt instrument can be objectively related to an event occurring after the impairment loss was recognised in the profit and loss account.

x) Segmental reporting

Business segment

The Group's businesses are organised and managed separately according to the nature of the services provided. The significant business segments of the Group are inflight catering, cargo and ground handling services.

Geographical segment

Revenue for the Group is derived in Singapore. Assets, except for its investments in associated companies, are mainly located in Singapore.

2 Accounting policies (continued)

y) FRS and INT FRS not yet effective

The Group has not applied the following FRS and INT FRS that have been issued but not yet effective:

		Effective date (Annual periods beginning on or after)
FRS 1	: Presentation of Financial Statements – Revised Presentation	1 January 2009
FRS 23	: Borrowing Costs	1 January 2009
FRS 108	: Operating Segments	1 January 2009
INT FRS 112	: Service Concession Arrangements	1 January 2008
INT FRS 113	: Customer Loyalty Programmes	1 July 2008
INT FRS 114	: FRS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction	1 January 2008

The directors expect that the adoption of the above pronouncements will have no material impact to the financial statements in the period of initial application, except for FRS 108 – Operating Segments as indicated below.

FRS 108 requires entities to disclose segment information based on the information reviewed by the entity's chief operating decision maker. The impact of this standard on the other segment disclosures is still to be determined. As this is a disclosure standard, it will have no impact on the financial position or financial performance of the Group when implemented in 2009.

3 Significant accounting estimates and judgements

Estimates and assumptions concerning the future are made in the preparation of the financial statements. They affect the application of the Group's accounting policies, reported amounts of assets, liabilities, income and expenses, and disclosures made. They are assessed on an on-going basis and are based on experience and relevant factors, including expectations of future events that are believed to be reasonable under the circumstances.

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

a) Carrying value of associated companies

The Group acquired certain investments in associates at a premium to their net asset value. As at 31 March 2008, the carrying value of investments in associates exceeded the underlying net asset value by $99.0 million (2007: $115.8 million).

The above carrying value is supported by the value that is expected to be derived from these associates in the future or their value-in-use. Estimating the value-in-use requires the Group to make an estimate of the expected future cash flows from these associates and also to adopt a suitable discount rate to calculate the present value of the cash flows. Changes in these estimates could have a significant impact on the value-in-use and therefore the carrying amount of these investments in associates.

b) Income taxes

The Group has exposure to income taxes in numerous jurisdictions. Significant judgement is involved in determining the group-wide provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognised, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amount of the Group's tax payables at 31 March 2008 was $56.1 million (2007: $49.1 million).

4 Revenue (In $ Thousands)

a) Revenue

Revenue represents rental income, airport ground handling services, inflight catering, aviation security services, airline laundry services, airport cargo delivery management services rendered and manufacturing and sale of processed foods by the Company and the Group. It excludes dividends, interest income and, in respect of the Group, intra-Group transactions. Revenue is analysed as follows:

	GROUP	
	2007-08	2006-07
External customers	**338,266**	344,206
Immediate holding company	**452,128**	438,132
Related companies	**167,648**	163,321
	958,042	945,659

b) Analysis by activity

	GROUP	
	2007-08	2006-07
Inflight catering services	**430,933**	409,664
Ground handling services	**430,851**	436,626
Others	**96,258**	99,369
	958,042	945,659

5 Staff costs (In $ Thousands)

	GROUP	
	2007-08	2006-07
Staff costs:		
– Salaries, bonuses and other costs*	**389,023**	408,931
– CPF and other defined contributions	**29,867**	25,702
– Share-based compensation expense#	**7,801**	6,593
	426,691	441,226
Number of employees at end of year	**8,413**	7,462

* Included in salaries, bonuses and other costs are contract labour expenses of $58,289,000 (2006-07: $57,802,000).

\# Disclosures relating to share-based compensation expense are in Note 13.

6 Operating profit (In $ Thousands)

	GROUP	
	2007-08	2006-07
Operating profit for the financial year is stated after charging:		
Directors' emoluments		
– Directors of the Company	**620**	550
– Directors of subsidiary companies	**481**	454
Auditors' remuneration		
– Audit fee	**291**	266
– Non-audit fee	**188**	144
Maintenance of equipment and vehicles	**16,922**	16,786
IT expenses	**11,566**	13,461
Hire of ground support equipment	**4,519**	4,690
Leasehold land rental	**2,147**	2,034
Exchange loss, net	**1,714**	739

7 Interest on borrowings (In $ Thousands)

	GROUP	
	2007-08	2006-07
Interest expenses on:		
– Loan from third parties	**126**	160
– Notes payable	**6,016**	6,000
	6,142	6,160

8 Interest income (In $ Thousands)

	GROUP	
	2007-08	2006-07
Interest income from:		
Immediate holding company	**3,027**	8,678
Third parties	**12,550**	9,279
Associated companies	**142**	214
	15,719	18,171

9 Exceptional item

The exceptional item relates to gain on disposal of investment property.

10 Taxation (In $ Thousands)

	GROUP	
	2007-08	2006-07
Current taxation:		
Provision in respect of profit for the year	**46,276**	41,101
Over provision in respect of prior years	**(604)**	(2,984)
Deferred taxation:		
Movement in temporary differences	**(5,396)**	(5,530)
Over provision of deferred taxation in respect of prior years	**(185)**	(56)
Effects of change in tax rates	**–**	(6,564)
Share of associated companies' taxation	**13,290**	13,635
Provision for withholding tax expense on share of associated companies' profits	**216**	1,181
	53,597	40,783

10 **Taxation (In $ Thousands) (continued)**

A reconciliation between taxation expense and the product of accounting profit multiplied by the applicable tax rate for the years ended 31 March is as follows:

	GROUP	
	2007-08	2006-07
Profit before taxation	**248,776**	219,770
Taxation at statutory tax rate of 18% (2007: 18%)	**44,780**	39,559
Adjustments		
Expenses not deductible for tax purposes	**6,847**	6,546
Additional tax on income of associated companies whose effective tax rate is higher than the statutory tax rate	**3,991**	2,929
Over provision of current taxation in respect of prior years	**(604)**	(2,984)
Effects of change in tax rates	**–**	(6,564)
Over provision of deferred taxation in respect of prior years	**(185)**	(56)
Utilisation of previously unrecognised tax losses	**(138)**	(261)
Deferred tax assets not recognised	**–**	22
Tax exempt income	**(137)**	(192)
Income not subject to tax	**(2,328)**	–
Provision for withholding tax expense on share of associated companies' profits	**216**	1,181
Other withholding tax paid	**1,094**	406
Tax incentives*	**–**	(8)
Others	**61**	205
Current financial year's taxation charge	**53,597**	40,783

* During the prior year, the International Enterprise Singapore granted Double Tax Deduction support to one of the subsidiary companies of the Group in respect of its expenses incurred for approved trade exhibitions.

In prior years, one of the subsidiaries of the Group had a change in their shareholdings, for which approximately $1,439,500 of tax losses and $814,000 of unutilised capital allowances available for future use by the subsidiary company were carried forward. The ability of the subsidiary to utilise the brought forward tax losses and allowances is dependant on the subsidiary obtaining a waiver for the application of the shareholders' test. The outcome of this matter cannot be presently determined. The current financial statements do not include the effect to the profit and loss account of a tax charge of approximately $406,000 that may result from failure to obtain the required waiver.

11 **Earnings per share**

	GROUP	
	2007-08	2006-07
Profit attributable to equity holders of the Company (In $ Thousands)	**194,909**	178,218

	GROUP 31 March	
	2008	2007
Weighted average number of ordinary shares in issue used for computing basic earnings per share	**1,073,416,918**	1,050,466,529
Adjustment for share options	**13,071,167**	4,966,719
Weighted average number of ordinary shares in issue used for computing diluted earnings per share	**1,086,488,085**	1,055,433,248
Basic earnings per share (cents)	**18.2**	17.0
Diluted earnings per share (cents)	**17.9**	16.9

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the financial year.

11 **Earnings per share** (continued)

For purposes of calculating diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to take into account the effect of dilutive options of the Company.

28,863,508 (2007: 52,541,936) of the share options granted to employees under the existing employee share option plans have not been included in the calculation of the diluted earnings per share because they are anti-dilutive for the current and previous financial period presented.

12 **Dividends paid and proposed (In $ Thousands)**

	GROUP and COMPANY	
	2007-08	2006-07
Dividends paid:		
Final dividend of 6 cents (2007: 6 cents) per ordinary share less 18% (2007: 20%) tax in respect of previous financial year	**52,874**	50,314
Special dividend of 5 cents per ordinary share less 18% tax in respect of previous financial year	**44,062**	–
Interim dividend of 4 cents per ordinary share less 20% tax in respect of current financial year	–	33,560
Interim dividend of 4 cents per ordinary share (one-tier tax exempt)	**43,053**	–
	139,989	83,874

The Directors proposed the following dividends for the financial year ended 31 March 2008:

	2007-08
Final dividend of 10 cents per ordinary share (one-tier tax exempt)	**107,650**

13 **Share capital (In $ Thousands)**

	GROUP and COMPANY 31 March	
	2008	2007
Issued and fully paid share capital		
Ordinary shares		
Balance at beginning of the year		
1,061,792,020 (2007: 1,045,894,475) ordinary shares	**215,536**	179,812
Share options exercised during the year		
14,710,060 (2007: 15,897,545) ordinary shares	**34,543**	35,724
Balance at end of the year		
1,076,502,080 (2007: 1,061,792,020) ordinary shares	**250,079**	215,536

The holders of ordinary shares are entitled to receive dividends as and when declared by the Company. All ordinary shares carry one vote per share without restriction.

During the financial year, the Company issued 14,710,060 shares (2007: 15,897,545) upon exercise of options granted under the Employee Share Option Plan.

Share option plan

The SATS Employee Share Option Plan (the "Plan"), which comprises the Senior Executive Share Option Scheme and the Employee Share Option Scheme for senior executives and all other employees respectively, grants non-transferrable options to selected employees. Options are granted for terms of 10 years to purchase the shares of the Company at an exercise price equivalent to the average of the last dealt prices of the Company's ordinary shares on the SGX-ST for the five consecutive market days immediately preceding the date of grant.

13 Share capital (In $ Thousands) (continued)

Share option plan (continued)

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:

a) one year after the date of grant for 25% of the ordinary shares subject to the options;
b) two years after the date of grant for an additional 25% of the ordinary shares subject to the options;
c) three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and
d) four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

There are no cash settlement alternatives.

Information with respect to the number of options granted under the Plan is as follows:

	GROUP 31 March			
	2008		2007	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of the year	**57,508,655**	**$2.04****	59,863,300	$2.07
Granted	**14,201,500**	**$3.01**	15,189,800	$2.10
Not accepted	**(108,500)**		(311,800)	
Exercised	**(14,710,060)**	**$2.04**	(15,897,545)	$2.04
Lapsed	**(1,018,320)**	**$2.11**	(1,335,100)	$2.07
Outstanding at end of the year	**55,873,275**	**$2.28**	57,508,655	$2.09
Exercisable at end of the year	**26,550,137**	**$2.03**	26,710,655	$1.98

Fair values of the options

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted each year under the Plan. The estimate of the fair value of the services received is measured based on a binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used for the July 2007 and July 2006 grants:

	July 2007 Grant	July 2006 Grant
Expected dividend yield (%)	Management's forecast in line with dividend policy	
Expected volatility (%)	27.9	27.7
Risk-free interest rate (%)	2.65	3.37 – 3.45
Expected life of options (years)	6.0	5.5 – 7.0
Exercise price ($)	3.01	2.10
Share price at date of grant ($)	3.10	2.13

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. No other features of options were incorporated into the measurement of fair value.

Proceeds received from share options exercised during the year were:

	GROUP	
	2007-08	2006-07
Aggregate proceeds from shares issued	**30,633**	32,366
Details of share options granted during the financial year:		
Expiry date	**1.7.2017**	2.7.2016
Exercise price	**$3.01**	$2.05

13 Share capital (In $ Thousands) (continued)

Share option plan (continued)

Terms of share options outstanding as at 31 March 2008:

Exercise period	Exercise price	Number outstanding	Number exercisable
28.03.2001 to 27.03.2010	$2.15	173,850	173,850
28.03.2002 to 27.03.2010	$2.15	5,067,050	5,067,050
28.03.2003 to 27.03.2010	$2.15	176,300	176,300
28.03.2004 to 27.03.2010	$2.15	177,000	177,000
03.07.2001 to 02.07.2010	$1.75	135,500	135,500
03.07.2002 to 02.07.2010	$1.75	1,575,350	1,575,350
03.07.2003 to 02.07.2010	$1.75	184,400	184,400
03.07.2004 to 02.07.2010	$1.75	199,400	199,400
02.07.2002 to 01.07.2011	$1.19	7,500	7,500
02.07.2003 to 01.07.2011	$1.19	624,200	624,200
02.07.2004 to 01.07.2011	$1.19	7,600	7,600
02.07.2005 to 01.07.2011	$1.19	52,600	52,600
01.07.2003 to 30.06.2012	$1.55	21,800	21,800
01.07.2004 to 30.06.2012	$1.55	1,109,400	1,109,400
01.07.2005 to 30.06.2012	$1.55	157,200	157,200
01.07.2006 to 30.06.2012	$1.55	171,700	171,700
01.07.2004 to 30.06.2013	$1.42	31,625	31,625
01.07.2005 to 30.06.2013	$1.42	1,201,725	1,201,725
01.07.2006 to 30.06.2013	$1.42	105,425	105,425
01.07.2007 to 30.06.2013	$1.42	157,925	157,925
01.07.2005 to 30.06.2014	$2.04	265,350	265,350
01.07.2006 to 30.06.2014	$2.04	4,338,250	4,338,250
01.07.2007 to 30.06.2014	$2.04	294,750	294,750
01.07.2008 to 30.06.2014	$2.04	330,850	–
01.07.2006 to 30.06.2015	$2.22	332,275	332,275
01.07.2007 to 30.06.2015	$2.22	9,818,725	9,818,725
01.07.2008 to 30.06.2015	$2.22	360,975	–
01.07.2009 to 30.06.2015	$2.22	360,975	–
03.07.2007 to 02.07.2016	$2.05	163,237	163,237
03.07.2008 to 02.07.2016	$2.05	13,986,513	–
03.07.2009 to 02.07.2016	$2.05	172,612	–
03.07.2010 to 02.07.2016	$2.05	172,613	–
02.07.2009 to 01.07.2017	$3.01	13,938,600	–
	@	55,873,275	26,550,137

@ The total number of options outstanding includes 6,699,050 (2007: 7,930,225) share options not exercised by employees who have retired or ceased to be employed by the Company or any of the subsidiary companies by reason of (i) ill health, injury or disability or death; (ii) redundancy; or (iii) any other reason approved in writing by the Committee. The said options are exercisable up to the expiration of the applicable exercise period or the period of 5 years from the date of retirement or cessation of employment, whichever is earlier.

13 Share capital (In $ Thousands) (continued)

Share option plan (continued)

Details of movements of share options:

Date of grant	Balance at 1.4.2007/ *Date of grant	Lapsed	Exercised	Not accepted	Balance at 31.3.2008	Exercise price **	Exercisable period
28.3.2000	9,712,500	205,800	3,912,500	–	**5,594,200**	S$2.15	28.3.2001-27.3.2010
3.7.2000	3,215,550	110,400	1,010,500	–	**2,094,650**	S$1.75	3.7.2001-2.7.2010
2.7.2001	928,300	84,400	152,000	–	**691,900**	S$1.19	2.7.2002-1.7.2011
1.7.2002	2,243,750	33,800	749,850	–	**1,460,100**	S$1.55	1.7.2003-30.6.2012
1.7.2003	2,226,305	8,500	721,105	–	**1,496,700**	S$1.42	1.7.2004-30.6.2013
1.7.2004	9,053,300	42,180	3,781,920	–	**5,229,200**	S$2.04	1.7.2005-30.6.2014
1.7.2005	15,390,850	149,900	4,368,000	–	**10,872,950**	S$2.22	1.7.2006-30.6.2015
3.7.2006	14,738,100	228,940	14,185	–	**14,494,975**	S$2.05	3.7.2007-2.7.2016
2.7.2007	14,201,500	154,400	–	108,500	**13,938,600**	S$3.01	2.7.2008-1.7.2017
	71,710,155	1,018,320	14,710,060	108,500	**55,873,275**		

* Balance as at date of the most recent grant

** Following approval by the Company's shareholders of the declaration of a special dividend of $0.05 per share on 26 July 2007, the Committee administering the Plan has approved a $0.05 reduction in the exercise prices of all share options outstanding on 30 July 2007. The exercise prices reflected here are the exercise prices after such adjustment. The Company has accounted for the modification in accordance to FRS 102. As the incremental fair value of the share options resulting from the modification is $NIL, no adjustment is made to the share-based payment expenses in the current year.

The range of exercise prices for options outstanding at the end of the year is $1.19 - $3.01 (2006-07: $1.24 - $2.27). The weighted average remaining contractual life for these options is 7.02 years (2006-07: 6.93 years).

The estimated weighted average fair value of options granted during the year was $0.72 (2006-07: $0.45).

The weighted average share price for options exercised during the year was $2.99 (2006-07: $2.38).

Share-based incentive plans

The Restricted Share Plan ("RSP") and Performance Share Plan ("PSP") are share-based incentive plans for senior management staff, which were approved by the shareholders of the Company on 19 July 2005.

13 Share capital (In $ Thousands) (continued)

Share-based incentive plans (continued)

The details of the two plans are described below:

	Restricted Share Plan ("RSP")	Performance Share Plan ("PSP")
Plan Description	Award of fully-paid ordinary shares of the Company, conditional on position and individual performance targets set at the start of a two-year performance period based on stretched medium-term Group and Company objectives.	Award of fully-paid ordinary shares of the Company, conditional on performance targets set at the start of a three-year overlapping performance period based on stretched long-term corporate objectives.
Performance Conditions	At Group level • EBITDA* Margin • Value Added per $ Employment Cost	 • Absolute Total Shareholder Return (TSR) • Absolute Return on Equity (ROE)
Vesting Condition	Based on meeting stated performance conditions over a two-year performance period, 50% of award will vest. Balance will vest equally over the subsequent two years with fulfilment of service requirements.	Vesting based on meeting stated performance conditions over a three-year performance period.
Payout	0% – 120% depending on the achievement of pre-set performance targets over the performance period.	0% – 150% depending on the achievement of pre-set performance targets over the performance period.

* EBITDA denotes Earnings before Interest, Taxes, Depreciation, Amortisation

Fair values of RSP and PSP

The fair value of services received in return for shares awarded is measured by reference to the fair value of shares granted each year under the SATS RSP and PSP. The estimate of the fair value of the services received is measured based on a Monte Carlo simulation model, which involves projection of future outcomes using statistical distributions of key random variables including share price and volatility of returns.

The following table lists the inputs to the model used for the awards:

	RSP		PSP	
	July 2007	October 2006	July 2007	October 2006
Expected dividend yield (%)	Management's forecast in line with dividend policy			
Expected volatility (%)	21.7 – 25.6	19.5 – 24.2	21.7	22.8
Risk-free interest rate (%)	2.45 – 2.59	2.97 – 3.06	2.47	2.97
Expected term (years)	1.9 – 3.9	1.5 – 3.5	2.9	2.5
Cost of equity (%)	N.A.	N.A.	8.2	7.8
Share price at date of grant ($)	3.04	2.19	3.04	2.19

For non-market conditions, achievement factors are determined based on inputs from the Remuneration and Human Resource Committee for the purpose of accrual for the RSP until the achievement of the targets can be accurately ascertained.

13 Share capital (In $ Thousands) (continued)

Share-based incentive plans (continued)

The details of the shares awarded under the new share plans during the year since commencement of the RSP and PSP are as follows:

RSP

	Number of ordinary shares			
Date of grant	Balance at 1.4.2007 / Later date of grant	Adjustment*	Cancelled	**Balance at 31.3.2008**
2.10.2006	182,030	2,666	(7,770)	**176,926**
27.7.2007	345,750	–	–	**345,750**
	527,780	2,666	(7,770)	**522,676**

* Following approval by SATS' shareholders of the declaration of a special dividend of $0.05 per share on 26 July 2007, the Committee administering the SATS RSP and SATS PSP approved a revision in all outstanding restricted shares and performance shares under SATS RSP and SATS PSP respectively. The number of outstanding restricted shares and performance shares reflected here are after such adjustment. The Company has accounted for the modification in accordance to FRS 102. As the incremental fair value of the RSP resulting from the modification is $NIL, no adjustment is made to the share-based payment expenses in the current year.

Based on the Monte Carlo simulation model, the estimated fair values at date of grant for each share granted under the RSP ranges from $2.70 to $2.85 (2007: $1.88 to $2.05).

PSP

	Number of ordinary shares			
Date of grant	Balance at 1.4.2007 / Later date of grant	Adjustment*	Cancelled	**Balance at 31.3.2008**
2.10.2006	84,360	1,291	–	**85,651**
27.7.2007	98,200	–	–	**98,200**
	182,560	1,291	–	**183,851**

* Following approval by SATS' shareholders of the declaration of a special dividend of $0.05 per share on 26 July 2007, the Committee administering the SATS RSP and SATS PSP approved a revision in all outstanding restricted shares and performance shares under SATS RSP and SATS PSP respectively. The number of outstanding restricted shares and performance shares reflected here are after such adjustment. The Company has accounted for the modification in accordance to FRS 102. As the incremental fair value of the PSP resulting from the modification is $NIL, no adjustment is made to the share-based payment expenses in the current year.

The estimated weighted average fair value at date of grant for each share granted under the PSP is $2.57 (2007: $1.54) based on the Monte Carlo simulation model.

When estimating the fair value of the compensation cost, market-based performance conditions shall be taken into account. Therefore, for performance share grants with market-based performance conditions, the compensation cost shall be charged to the profit and loss account on a basis that fairly reflects the manner in which the benefits will accrue to the employee under the plan over the remaining service period from date of grant to which the performance period relates, irrespective of whether this performance condition is satisfied.

For performance share grants with non-market conditions, the Group revises its estimates of the number of share grants expected to vest and corresponding adjustments are made to the profit and loss accounts and share-based compensation reserve.

Under the PSP, eligible key executives are required to hold a portion of the shares released to them under a share ownership guideline which requires them to maintain a beneficial ownership stake in the Company, thus further aligning their interests with shareholders.

The number of contingent shares granted but not released as at 31 March 2008, were 522,676 (2007: 182,030) and 183,851 (2007: 84,360) for RSP and PSP respectively. Based on the achievement factor, the actual release of the awards could range from zero to a maximum of 627,211 (2007: 218,436) and 275,776 (2007: 126,540) fully-paid ordinary shares of the Company, for RSP and PSP respectively.

For the current financial year, the Group has provided $492,309 (2007: $93,230) in respect of the RSP and PSP based on the fair values determined on grant date and estimation of share grants that will ultimately vest.

13 Share capital (In $ Thousands) (continued)

Share-based incentive plans (continued)

The total amount recognised in the profit and loss account for share-based compensation transactions with employees can be summarised as follows:

	GROUP	
	2007-08	2006-07
Share-based compensation expense		
Share options expense	**7,309**	6,500
Restricted share plan	**440**	74
Performance share plan	**52**	19
	7,801	6,593

14 Other reserves (In $ Thousands)

a) Share-based compensation reserve

Share-based compensation reserve represents the equity-settled share options granted to employees. The reserve is made up of the cumulative value of services received from employees recorded on grant of equity-settled share options.

	GROUP 31 March		COMPANY 31 March	
	2008	2007	2008	2007
Balance at 1 April	**12,977**	10,025	**12,977**	10,025
Expense of equity-settled share options	**7,801**	6,593	**7,801**	6,593
Exercised and lapsed share options	**(3,982)**	(3,641)	**(3,982)**	(3,641)
Balance at 31 March	**16,796**	12,977	**16,796**	12,977

b) Fair value reserve

Fair value reserve records the cumulative fair value changes of available-for-sale financial assets.

Fair value changes of available-for-sale financial assets:

	GROUP 31 March		COMPANY 31 March	
	2008	2007	2008	2007
Balance at 1 April	**(85)**	(76)	**(85)**	(76)
Net change in the reserve	**(599)**	(9)	**(599)**	(9)
Balance at 31 March	**(684)**	(85)	**(684)**	(85)
Net change in the reserve arises from:				
Net loss on fair value changes	**(599)**	(9)	**(599)**	(9)

14 Other reserves (In $ Thousands) (continued)

c) Statutory reserve

Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

	GROUP 31 March	
	2008	2007
Balance at 1 April	**5,582**	4,117
Transferred from revenue reserve	**318**	1,465
Balance at 31 March	**5,900**	5,582

15 Deferred taxation (In $ Thousands)

	GROUP			
	Consolidated balance sheet 31 March		Consolidated profit and loss account	
	2008	2007	2007-08	2006-07
Deferred tax liabilities				
Differences in depreciation and amortisation	**46,508**	52,662	**(6,154)**	(12,542)
Unremitted foreign dividend and interest income	**5,671**	5,430	**241**	(257)
Other taxable temporary differences	**(4,271)**	(4,603)	**332**	649
Balance at end of year	**47,908**	53,489		
Deferred income tax expense			**(5,581)**	(12,150)

	COMPANY Balance sheet 31 March	
	2008	2007
Deferred tax liabilities		
Differences in depreciation and amortisation	**29,395**	31,638
Unremitted foreign dividend and interest income	**5,671**	5,430
Other taxable temporary differences	**(4,082)**	(4,357)
	30,984	32,711

16 Notes payable

Notes payable refers to unsecured medium-term notes which bear fixed interest at 3.0% per annum and are repayable on 2 September 2009.

17 Term loans (In $ Thousands)

	GROUP 31 March	
	2008	2007
Unsecured:		
Repayable within one year	**379**	113
Repayable after one year	**3,374**	2,470
	3,753	2,583
Secured:		
Repayable within one year	**69**	167
Repayable after one year	**–**	69
	69	236
Total term loan	**3,822**	2,819

There are two unsecured term loans held by the Group as at 31 March 2008. One of the loans is repayable in 240 monthly instalments commencing 10 April 2003. This term loan was originally secured by a first legal mortgage over the property at 22 Senoko Way, Singapore 758044 in 2006, and was discharged during FY2006-07. The carrying value of the said property in 2007 was $5.3 million. The other unsecured term loan is repayable in 60 monthly instalments commencing on 20 February 2008. Interest on the unsecured term loans are charged at rates ranging from 4.2% to 4.5% (2007: 5.0% to 5.5%) per annum.

The term loan secured by machineries is repayable in 36 instalments, commencing 1 September 2005. Interest is charged at a flat rate of 2.20% (2007: 2.20%) per annum and the effective interest rate is 4.44% (2007: 4.44%) per annum. The carrying value of the said machineries is $0.37 million (2007: $0.50 million).

18 Finance leases (In $ Thousands)

The Group entered into a finance lease agreement for the lease of tractors for a period of 10 years from March 2008. The principal is payable by instalments over a period of 120 months, at an interest rate of 5.1% per annum.

In addition, the Group also has finance leases for certain items of plant, machinery and equipment. These lease agreements do not have renewal clauses but provide the Group with options to purchase the leased assets at nominal values at the end of the lease term.

Future minimum lease payments under these finance leases together with the present value of the net minimum lease payments are as follows:

	GROUP 31 March			
	2008		2007	
	Minimum payments	**Present value of payments**	Minimum payments	Present value of payments
Not later than one year	**751**	**373**	–	–
Later than one year but not later than five years	**2,816**	**1,662**	–	–
Later than five years	**2,734**	**2,173**	–	–
Total future lease payments	**6,301**	**4,208**	–	–
Amounts representing interest	**(2,093)**	**–**	–	–
Present value of minimum lease payments	**4,208**	**4,208**	–	–

The average discount rate implicit in the leases is 9.45% per annum for the lease of tractors, and 5.31% per annum for the lease of plant, machinery and equipment.

19 Deferred income (In $ Thousands)

The deferred income comprises gain on sale and leaseback arrangement for the Company and government grant received by a subsidiary.

	GROUP 31 March		COMPANY 31 March	
	2008	2007	**2008**	2007
Balance as at 1 April	**24,602**	26,254	**24,602**	26,209
Amount recognised as income during the year	**(1,823)**	(1,652)	**(1,823)**	(1,607)
Balance as at 31 March	**22,779**	24,602	**22,779**	24,602

20 Property, plant and equipment (In $ Thousands)

GROUP

	Restated at 1.4.07	Reclassifications	Additions	Disposals	At 31.3 08
Cost					
Leasehold land and buildings	724,422	–	52	–	**724,474**
Office fittings and fixtures	34,452	634	3,065	(255)	**37,896**
Fixed ground support equipment	334,508	2,065	1,506	(937)	**337,142**
Mobile ground support equipment	55,565	–	6,519	(1,449)	**60,635**
Office and commercial equipment	50,958	3,550	1,257	(1,610)	**54,155**
Motor vehicles	28,585	281	1,078	(638)	**29,306**
	1,228,490	6,530	13,477	(4,889)	**1,243,608**
Progress payments	5,315	(6,530)	6,677	–	**5,462**
	1,233,805	–	20,154	(4,889)	**1,249,070**
Accumulated depreciation					
Leasehold land and buildings	258,351	–	24,908	–	**283,259**
Office fittings and fixtures	24,471	–	3,776	(255)	**27,992**
Fixed ground support equipment	239,591	–	19,715	(886)	**258,420**
Mobile ground support equipment	49,461	–	1,668	(1,449)	**49,680**
Office and commercial equipment	35,006	–	4,676	(1,610)	**38,072**
Motor vehicles	26,530	–	926	(634)	**26,822**
	633,410	–	55,669	(4,834)	**684,245**
Net book value	600,395				**564,825**

Net book value of property, plant and equipment under finance lease is $67,093,000 (2007: $76,229,000).

20 Property, plant and equipment (In $ Thousands) (continued)

GROUP

	At 1.4.06	Effect of adopting FRS 40 (Note 21)	Reclassifications	Additions	Disposals	Restated at 31.3.07
Cost						
Leasehold land and buildings	752,785	(28,363)	–	–	–	724,422
Office fittings and fixtures	30,608	–	3,497	417	(70)	34,452
Fixed ground support equipment	333,709	–	844	741	(786)	334,508
Mobile ground support equipment	54,911	–	–	1,624	(970)	55,565
Office and commercial equipment	49,414	–	384	1,374	(214)	50,958
Motor vehicles	27,347	–	–	1,523	(285)	28,585
	1,248,774	(28,363)	4,725	5,679	(2,325)	1,228,490
Progress payments	3,304	–	(5,907)	7,918	–	5,315
	1,252,078	(28,363)	(1,182)*	13,597	(2,325)	1,233,805
Accumulated depreciation						
Leasehold land and buildings	239,498	(6,053)	–	24,906	–	258,351
Office fittings and fixtures	20,957	–	–	3,548	(34)	24,471
Fixed ground support equipment	217,306	–	–	23,070	(785)	239,591
Mobile ground support equipment	48,750	–	–	1,681	(970)	49,461
Office and commercial equipment	30,438	–	–	4,750	(182)	35,006
Motor vehicles	25,933	–	–	882	(285)	26,530
	582,882	(6,053)	–	58,837	(2,256)	633,410
Net book value	669,196					600,395

Net book value of property, plant and equipment under finance lease is $76,229,000 (2006: $93,428,000).

* Reclassification to investment properties and intangible assets.

20 Property, plant and equipment (In $ Thousands) (continued)

COMPANY

	Restated at 1.4.07	Reclassifications	Additions	Disposals	Transfer from subsidiary companies	At 31.3.08
Cost						
Fixed ground support equipment	1,221	–	–	–	–	**1,221**
Mobile ground support equipment	7,972	–	–	(16)	–	**7,956**
Office and commercial equipment	4,812	417	2	(186)	2	**5,047**
Motor vehicles	3,990	–	–	–	–	**3,990**
	17,995	417	2	(202)	2	**18,214**
Progress payments	575	(417)	540	–	–	**698**
	18,570	–	542	(202)	2	**18,912**
Accumulated depreciation						
Fixed ground support equipment	1,221	–	–	–	–	**1,221**
Mobile ground support equipment	7,966	–	2	(16)	–	**7,952**
Office and commercial equipment	4,183	–	587	(186)	2	**4,586**
Motor vehicles	3,907	–	13	–	–	**3,920**
	17,277	–	602	(202)	2	**17,679**
Net book value	1,293					**1,233**

	At 1.4.06	Effect of adopting FRS 40 (Note 21)	Reclassifications	Additions	Disposals	Transfer from subsidiary companies	At 31.3.07
Cost							
Leasehold land and buildings	745,968	(745,968)	–	–	–	–	–
Fixed ground support equipment	1,221	–	–	–	–	–	1,221
Mobile ground support equipment	8,552	–	–	–	(580)	–	7,972
Office and commercial equipment	4,811	–	–	8	(10)	3	4,812
Motor vehicles	3,900	–	–	90	–	–	3,990
	764,452	(745,968)	–	98	(590)	3	17,995
Progress payments	358	–	(813)	1,030	–	–	575
	764,810	(745,968)	(813)	1,128	(590)	3	18,570
Accumulated depreciation							
Leasehold land and buildings	239,387	(239,387)	–	–	–	–	–
Fixed ground support equipment	1,221	–	–	–	–	–	1,221
Mobile ground support equipment	8,530	–	–	16	(580)	–	7,966
Office and commercial equipment	3,712	–	–	478	(10)	3	4,183
Motor vehicles	3,900	–	–	7	–	–	3,907
	256,750	(239,387)	–	501	(590)	3	17,277
Net book value	508,060						1,293

20 Property, plant and equipment (In $ Thousands) (continued)

	GROUP		COMPANY	
	2007-08	2006-07	2007-08	2006-07
Depreciation charge for the financial year				
Leasehold land and buildings	**24,908**	24,906	**–**	–
Office fittings and fixtures	**3,776**	3,548	**–**	–
Fixed ground support equipment	**19,715**	23,070	**–**	–
Mobile ground support equipment	**1,668**	1,681	**2**	16
Office and commercial equipment	**4,676**	4,750	**587**	478
Motor vehicles	**926**	882	**13**	7
	55,669	58,837	**602**	501

21 Investment properties (In $ Thousands)

	GROUP	COMPANY
	Leasehold Land and Buildings	
At cost		
Balance at 1 April 2007	28,363	746,273
Addition	–	228
Disposal	(28,363)	(28,363)
Balance at 31 March 2008	**–**	**718,138**
Accumulated depreciation		
Balance at 1 April 2007	6,997	265,465
Depreciation	708	25,869
Disposal	(7,705)	(7,705)
Balance at 31 March 2008	**–**	**283,629**
Net book value	**–**	**434,509**
At cost		
Balance at 1 April 2006	–	–
Effects of adopting FRS 40 (Note 20)	28,363	745,968
Adjustments	–	14
Reclassification from progress payments	–	291
Balance at 31 March 2007	28,363	746,273
Accumulated depreciation		
Balance at 1 April 2006	–	–
Effects of adopting FRS 40 (Note 20)	6,053	239,387
Depreciation	944	26,078
Balance at 31 March 2007	6,997	265,465
Net book value	21,366	480,808

The property rental income earned by the Group and Company for the year ended 31 March 2008 from its investment properties which are leased out under operating leases, amounted to $3,064,000 and $50,330,000 (2007: $4,711,000 and $51,785,000) respectively.

Direct operating expenses (including repairs and maintenance) arising on rental-earning investment properties amounted to $991,000 and $35,818,000 (2007: $1,313,000 and $37,584,000) for the Group and Company respectively.

The fair value of the investment properties as at 31 March 2008 is $662,900,000. Valuations are performed by independent professional valuers. The valuations are based on the sales comparison method and investment method. Under the sales comparison method, the market value of a property is assessed having regard to recent transactions of similar type properties, preferably in the same locality. The investment method involves estimating the yearly gross rental income realisable by the subject property under prevailing market conditions.

22 Subsidiary companies (In $ Thousands)

	COMPANY 31 March	
	2008	2007
Unquoted shares, at cost	**43,275**	43,275

The subsidiary companies at 31 March are:

Name of companies (Country of incorporation)	Principal activities (Place of business)	Cost to Company 2008	Cost to Company 2007	Percentage of equity held 2008 %	Percentage of equity held 2007 %
Held by the Company					
SATS Airport Services Pte Ltd (Singapore)	Airport ground handling services (Singapore)	**16,500**	16,500	**100**	100
SATS Catering Pte Ltd (Singapore)	Inflight catering services (Singapore)	**14,000**	14,000	**100**	100
SATS Security Services Private Limited (Singapore)	Aviation security services (Singapore)	**3,000**	3,000	**100**	100
Aero Laundry and Linen Services Private Limited (Singapore)	Providing and selling laundry and linen services (Singapore)	**2,515**	2,515	**100**	100
Aerolog Express Pte Ltd (Singapore)	Airport cargo delivery management services (Singapore)	**1,260**	1,260	**70**	70
Country Foods Pte. Ltd. (Singapore)	Manufacturing of chilled, frozen, and processed foods (Singapore)	**6,000**	6,000	**67**	67
Asia-Pacific Star Pte Ltd (Singapore)	Dormant (Singapore)	*	*	**100**	100
		43,275	43,275		
Held through a subsidiary					
Country Foods Macau, Limited° (Singapore)	Dormant (Singapore)	–	–	**70**	–

* The value is $2.

° Not required to be audited as the company was incorporated on 18 December 2007.

All the Singapore-incorporated subsidiary companies are audited by Ernst & Young, Singapore.

23 Long-term investment (In $ Thousands)

	GROUP 31 March		COMPANY 31 March	
	2008	2007	2008	2007
Unquoted equity investment, at cost	**7,886**	7,886	**7,886**	7,886

The long-term investment is classified as available-for-sale investment.

24 Associated companies (In $ Thousands)

	GROUP 31 March		COMPANY 31 March	
	2008	2007	**2008**	2007
Unquoted shares, at cost	**275,554**	275,384	**275,554**	275,384
Impairment loss	**(3,313)**	(3,313)	**(4,735)**	(4,735)
Goodwill on acquisition	**(153,759)**	(153,759)	**–**	–
	118,482	118,312	**270,819**	270,649
Share of post–acquisition profits of associated companies	**145,727**	123,438	**–**	–
Goodwill on acquisition	**90,800**	99,589	**–**	–
Intangible assets, net of amortisation	**8,196**	16,193	**–**	–
Share of statutory reserves of associated companies	**5,900**	5,582	**–**	–
Foreign currency translation adjustment	**(31,033)**	(17,874)	**–**	–
Deferred tax liabilities	**(4,759)**	(4,543)	**–**	–
	214,831	222,385	**–**	–
	333,313	340,697	**270,819**	270,649

	Goodwill	Customer-related intangible assets	Total
At cost			
Balance at 1 April 2006	106,565	38,570	145,135
Currency realignment	(6,976)	(2,676)	(9,652)
Balance at 31 March 2007	99,589	35,894	135,483
Currency realignment	(8,789)	(3,270)	(12,059)
Balance at 31 March 2008	**90,800**	**32,624**	**123,424**
Accumulated amortisation			
Balance at 1 April 2006	–	13,457	13,457
Amortisation	–	7,401	7,401
Currency realignment	–	(1,157)	(1,157)
Balance at 31 March 2007	–	19,701	19,701
Amortisation	–	6,948	6,948
Currency realignment	–	(2,221)	(2,221)
Balance at 31 March 2008	**–**	**24,428**	**24,428**
Net carrying amount			
Balance at 31 March 2007	99,589	16,193	115,782
Balance at 31 March 2008	**90,800**	**8,196**	**98,996**

Intangible assets

The customer-related intangible assets arose from the acquisition of associated companies and the Company engaged an independent third party to perform a fair valuation of this separately identified intangible assets. The useful life of these intangible assets was determined to be 5 years and the assets are amortised on a straight-line basis over the useful life. The amortisation is included in the line of "share of profits of associated companies" in the consolidated profit and loss account.

Loan to an associated company

The loan due from an associated company is unsecured and bears interest ranging from 4.70% to 7.36% (2007: 7.36% to 7.50%) per annum, and is repayable on 31 March 2011.

Associated companies (current account)

The amounts receivable on current account are unsecured, trade-related, interest-free and are repayable on demand.

24 Associated companies (In $ Thousands) (continued)

The associated companies at 31 March are:

Name of companies (Country of incorporation)	Principal activities (Place of business)	Cost to Company 2008	Cost to Company 2007	Percentage of equity held 2008 %	Percentage of equity held 2007 %
Maldives Inflight Catering Pte Ltd[+] (Republic of Maldives)	Inflight catering services (Republic of Maldives)	**287**	287	**35.0**	35.0
Beijing Airport Inflight Kitchen Ltd[##^] (Peoples' Republic of China)	Inflight catering services (Peoples' Republic of China)	**13,882**	13,882	**40.0**	40.0
Beijing Aviation Ground Services Co., Ltd[##^] (Peoples' Republic of China)	Airport ground handling services (Peoples' Republic of China)	**5,710**	5,710	**40.0**	40.0
Aviserv Limited[###^] (Ireland)	Inflight catering services (Pakistan)	**3,313**	3,313	**49.0**	49.0
Tan Son Nhat Cargo Services Ltd[@@^] (Vietnam)	Air cargo handling services (Vietnam)	**1,958**	1,958	**30.0**	30.0
Asia Airfreight Terminal Co Ltd[++] (Hong Kong)	Air cargo handling services (Hong Kong)	**92,662**	92,662	**49.0**	49.0
Servair–SATS Holding Company Pte Ltd[*^] (Singapore)	Investment holding company (Singapore)	**509**	509	**49.0**	49.0
MacroAsia Catering Services, Inc[@@^] (Philippines)	Inflight catering services (Philippines)	**2,027**	2,027	**20.0**	20.0
Taj Madras Flight Kitchen Pvt Limited[+++] (India)	Inflight catering services (India)	**1,901**	1,901	**30.0**	30.0
Singapore Airport Duty-Free Emporium (Pte) Ltd[@] (Singapore)	Dormant (Singapore)	**1,560**	1,560	**24.0**	24.0
Evergreen Airline Services Corporation[**^] (Taiwan)	Airport ground handling services (Taiwan)	**5,404**	5,234	**20.0**	20.0
Evergreen Air Cargo Services Corporation[++++^] (Taiwan)	Air cargo handling services (Taiwan)	**16,163**	16,163	**25.0**	25.0
Taj SATS Air Catering Limited[+++] (India)	Catering services (India)	**24,646**	24,646	**49.0**	49.0
PT Jasa Angkasa Semesta Tbk[#^] (Indonesia)	Ground and cargo handling (Indonesia)	**105,532**	105,532	**49.8**	49.8
		275,554	275,384		

@ Audited by Ernst & Young, Singapore
@@ Audited by associated firms of Ernst & Young, Singapore
\+ Audited by KPMG, Maldives
++ Audited by KPMG, Hong Kong
+++ Audited by S.B. Billimoria and Co., India
++++ Audited by PricewaterhouseCoopers, Taiwan
\# Audited by Osman Ramli Setrio and Rekan - Member Firm of Deloitte Touche Tohmatsu, Indonesia
\## Audited by China Rightson Certified Public Accountants, China
\### Audited by Messrs Riaz Ahmed, Saqib, Gohar and Co, Pakistan
* Audited by Deloitte and Touche, Singapore
** Audited by Deloitte and Touche, Taiwan
^ Financial year ends on 31 December

24 Associated companies (In $ Thousands) (continued)

The summarised financial information of the associated companies are as follows:

	GROUP 31 March	
	2008	2007
Assets and liabilities		
Current assets	**359,119**	338,680
Non-current assets	**676,183**	670,151
	1,035,302	1,008,831
Current liabilities	**221,928**	187,847
Non-current liabilities	**156,664**	229,418
	378,592	417,265
	2007-08	2006-07
Results		
Revenue	**648,523**	614,369
Profit for the period	**104,700**	121,260

25 Intangible assets (In $ Thousands)

GROUP

	Goodwill	Software	Total
At cost			
Balance at 1 April 2007	1,363	38,743	40,106
Additions	–	466	466
Balance at 31 March 2008	**1,363**	**39,209**	**40,572**
Accumulated amortisation			
Balance at 1 April 2007	–	30,230	30,230
Amortisation	–	2,802	2,802
Balance at 31 March 2008	**–**	**33,032**	**33,032**
Net book value	**1,363**	**6,177**	**7,540**
At cost			
Balance at 1 April 2006	1,363	37,436	38,799
Additions	–	125	125
Reclassification from progress payments	–	1,182	1,182
Balance at 31 March 2007	1,363	38,743	40,106
Accumulated amortisation			
Balance at 1 April 2006	–	24,314	24,314
Amortisation	–	5,916	5,916
Balance at 31 March 2007	–	30,230	30,230
Net book value	1,363	8,513	9,876

25 Intangible assets (In $ Thousands) (continued)

COMPANY

	Software
At cost	
Balance at 1 April 2007	2,509
Additions	200
Balance at 31 March 2008	**2,709**
Accumulated amortisation	
Balance at 1 April 2007	2,039
Amortisation	123
Balance at 31 March 2008	**2,162**
Net book value	**547**
At cost	
Balance at 1 April 2006	2,022
Adjustments	(35)
Reclassification from progress payments	522
Balance at 31 March 2007	2,509
Accumulated amortisation	
Balance at 1 April 2006	1,832
Amortisation	207
Balance at 31 March 2007	2,039
Net book value	470

The remaining amortisation period of the software ranged from 1 to 5 years.

26 Other non-current assets

Other non-current assets relate to capital expenditure incurred for the setting up of associated companies which are not legally incorporated as at year-end.

27 Trade debtors (In $ Thousands)

The table below is an analysis of trade debtors:

	GROUP 31 March		COMPANY 31 March	
	2008	2007	**2008**	2007
Not past due and not impaired	**27,764**	28,846	**565**	2,277
Past due but not impaired*	**24,613**	22,392	**3,424**	2,609
	52,377	51,238	**3,989**	4,886
Impaired trade debtors – collectively assessed	**–**	138	**–**	–
Less: Accumulated impairment losses	**–**	(138)	**–**	–
	–	–	**–**	–
Total trade debtors, net	**52,377**	51,238	**3,989**	4,886
* Aging of trade debtors that are past due but not impaired				
Less than 30 days	**17,866**	11,221	**111**	545
30 days to 60 days	**1,765**	5,229	**737**	620
60 days to 90 days	**1,277**	2,811	**71**	593
More than 90 days	**3,705**	3,131	**2,505**	851
	24,613	22,392	**3,424**	2,609

27 Trade debtors (In $ Thousands) (continued)

The carrying amount of trade debtors impaired by credit losses is reduced through the use of an allowance account unless on the date the impairment loss is recognised, the Group ascertains the amount to be uncollectible whereby it would be reduced directly. In subsequent periods when a trade debtor is ascertained to be uncollectible, it is written off against the allowance account.

Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 90 days aging of debtor balances) are considered indicators that the trade debtor is impaired. Individual trade debtor is written off when management deems the amount not to be collectible.

Trade debtors are stated after impairment. Analysis of the impairment account is as follows:

	GROUP 31 March		COMPANY 31 March	
	2008	2007	**2008**	2007
Balance at 1 April	**138**	138	**–**	–
Write–back to profit and loss account	**(138)**	–	**–**	–
Balance at 31 March	**–**	138	**–**	–
Bad debts written–off directly to profit and loss account	**488**	42	**–**	–

28 Other debtors (In $ Thousands)

	GROUP 31 March		COMPANY 31 March	
	2008	2007	**2008**	2007
Staff loans	**1,081**	1,889	**1,078**	1,880
Sundry receivables	**5,836**	5,824	**4,030**	4,440
	6,917	7,713	**5,108**	6,320

Included in staff loans are loans to the Company's staff who are directors of its subsidiary companies, amounting to approximately $14,949 (2007: $76,685). These loans have been granted in accordance with schemes approved by the shareholders of the Company. The interest rates on the staff loans are 3% (2007: 3% to 4%).

29 Related companies (In $ Thousands)

	GROUP 31 March		COMPANY 31 March	
	2008	2007	**2008**	2007
Deposits with immediate holding company	**79,496**	302,640	**79,496**	302,640
Amounts owing by immediate holding company	**77,794**	70,944	**5,713**	4,200
Amounts owing by/(to) related companies	**26,913**	24,865	**(307)**	(763)
Amounts owing by subsidiary companies	**–**	–	**21,434**	24,938
Deposits placed by subsidiary companies	**–**	–	**(69,064)**	(72,454)
	184,203	398,449	**37,272**	258,561
Disclosed as:				
Current assets	**184,203**	398,449	**106,643**	331,778
Current liabilities	**–**	–	**(69,371)**	(73,217)
	184,203	398,449	**37,272**	258,561

Deposits placed with the immediate holding company are available on demand and have interest rates ranging from 1.34% to 3.12% (2007: 2.77% to 3.38%) per annum.

The amounts owing by/(to) the immediate holding and related companies are trade-related and non-interest bearing.

The amounts owing by subsidiary companies are unsecured, interest-free and are repayable on demand. The deposits placed by subsidiary companies bear interest rates ranging from 0.88% to 3.25% (2007: 2.78% to 3.36%) per annum.

Included in amount owing by subsidiary companies is an impairment loss of $1,441,000 (2007: $1,439,000).

30 Inventories (In $ Thousands)

	GROUP 31 March		COMPANY 31 March	
	2008	2007	**2008**	2007
Food supplies and dry stores	**6,613**	5,634	**–**	–
Other consumable stores	**2,154**	1,924	**–**	–
Technical spares	**3,216**	3,222	**–**	–
Foods supplies	**1,326**	946	**–**	–
Other consumables	**582**	448	**289**	224
Total inventories at lower of cost and net realisable value	**13,891**	12,174	**289**	224

Inventories are stated after deducting provision for inventory obsolescence. An analysis of the provision for inventory obsolescence is as follows:

	GROUP 31 March		COMPANY 31 March	
	2008	2007	**2008**	2007
Balance at 1 April	**760**	750	**–**	–
Provided during the year	**78**	88	**–**	–
Provision utilised during the year	**(67)**	(78)	**–**	–
Balance at 31 March	**771**	760	**–**	–

During the financial year, the Group wrote down $59,000 (2006-07: $44,000) of inventories which were recognised as expense in the profit and loss account.

31 Cash and cash equivalents (In $ Thousands)

a) Cash and cash equivalents included in the Group's consolidated cash flow statement comprise the following balance sheet amounts:

	GROUP 31 March	
	2008	2007
Fixed deposits	**599,953**	255,755
Cash and bank balances	**20,874**	19,058
Deposits with immediate holding company (Note 29)	**79,496**	302,640
	700,323	577,453

b) Analysis of capital expenditure cash flow:

	GROUP	
	2007-08	2006-07
Addition of property, plant and equipment	**20,154**	13,597
Addition of intangible assets	**466**	125
Adjustment for property, plant and equipment acquired under credit terms	**(5,544)**	(907)
Cash invested in property, plant and equipment and intangible assets	**15,076**	12,815

31 Cash and cash equivalents (In $ Thousands) (continued)

Included in cash of the Group and the Company are the following amounts denominated in foreign currency:

	GROUP 31 March		COMPANY 31 March	
	2008	2007	**2008**	2007
USD	**7,059**	7,270	**7,059**	7,270
RMB	**49**	36	**49**	36

As at 31 March 2008, $8 million of the Company's fixed deposits was pledged to a bank to obtain a performance bond for one of its associated company. The performance bond expired on 16 April 2008.

32 Other creditors (In $ Thousands)

	GROUP 31 March		COMPANY 31 March	
	2008	2007	**2008**	2007
Tender deposits	**2,134**	2,382	**759**	745
Accrued expenses	**5,674**	2,204	**881**	755
Purchase of property, plant and equipment	**1,243**	1,304	**179**	574
	9,051	5,890	**1,819**	2,074

33 Related party transactions (In $ Thousands)

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

In addition to the related party information disclosed elsewhere in the financial statements, the following significant related party transactions were entered into in the normal course of business on terms that prevail on arm's length basis during the financial year:

	GROUP		COMPANY	
	2007-08	2006-07	**2007-08**	2006-07
Services rendered by:				
Immediate holding company	**16,643**	22,629	**2,647**	2,817
Subsidiary companies	–	–	**160**	167
Related companies	**60**	80	–	–
	16,703	22,709	**2,807**	2,984
Sales to:				
Immediate holding company	**452,129**	438,132	**467**	733
Subsidiary companies	–	–	**68,174**	66,969
Related companies	**167,641**	163,321	**2,040**	2,026
Associated companies	**2,040**	2,209	**2,040**	2,209
	621,810	603,662	**72,721**	71,937

Directors' and key executives' remuneration of the Company:

	COMPANY	
	2007-08	2006-07
Key executives (excluding executive directors)		
Salary, bonuses and other costs	**2,457**	2,951
CPF and other defined contributions	**69**	53
Share-based compensation expense	**387**	346
	2,913	3,350
Directors		
Directors' fees (Note 6)	**620***	650

* Proposed

33 Related party transactions (In $ Thousands) (continued)

Share options granted to and exercised by key executives of the Company are as follows:

Name of participant	Aggregate options granted since commencement of scheme to end of financial year	Aggregate options exercised since commencement of scheme to end of financial year	Aggregate options outstanding at end of financial year
Ng Chin Hwee*	921,000	–	921,000
Karmjit Singh	1,265,800	(826,500)	439,300
Leong Kok Hong	592,500	(301,500)	291,000
Tan Chuan Lye	624,500	(220,000)	404,500
Andrew Lim Cheng Yueh	258,200	(28,550)	229,650
Yacoob Piperdi	377,950	(48,600)	329,350

Shares awarded under the new share plans during the year since the commencement of the Restricted Share Plan and Performance Share Plan are as follows:

Name of participant	Shares granted during financial year	Aggregate shares granted since commencement of plan to end of financial year	Aggregate shares vested since commencement of plan to end of financial year	Aggregate shares not released at end of financial year
Ng Chin Hwee*	97,541	198,251	–	198,251
Karmjit Singh	41,315	65,165	–	65,165
Leong Kok Hong	17,002	30,252	–	30,252
Tan Chuan Lye	23,268	40,768	–	40,768
Andrew Lim Cheng Yueh	16,907	23,907	–	23,907
Yacoob Piperdi	23,161	33,661	–	33,661

* At the end of the financial year, Mr Ng Chin Hwee is no longer in office.

34 Capital and other commitments (In $ Thousands)

a) The Group and the Company has commitments for capital expenditure. Such commitments aggregated to $33.2 million (2007: $44.6 million) for the Group and $0.4 million (2007: $1.7 million) for the Company. In aggregate, these commitments are not at prices in excess of current market price.

b) The Group has entered into operating lease agreements for ground support equipment and leasehold land and buildings. The Group leases four pieces of leasehold land under lease agreements. The lease periods are 30 years. The leases expire on 01 March 2020, 30 July 2021, 30 October 2022 and 30 June 2024. The leases of the leasehold properties contain provision for rental adjustments. The future minimum lease payments under non-cancellable operating leases are as follows:

	GROUP 31 March		COMPANY 31 March	
	2008	2007	**2008**	2007
Within one year	**5,676**	5,306	**1,362**	1,291
After one year but not more than five years	**13,251**	11,978	**5,448**	5,164
Later than five years	**19,234**	18,089	**13,921**	14,487
	38,161	35,373	**20,731**	20,942

34 Capital and other commitments (In $ Thousands) (continued)

c) In the year 2002, the Company and two of its wholly-owned subsidiary companies entered into a lease agreement with a United States lessor, whereby the subsidiary companies sold and leaseback certain fixed ground support equipment with net book value of $62.9 million (2007: $76.2 million). The gain arising from this sale and leaseback is deferred and amortised over the lease period of 18 years commencing on October 2002 (Note 19).

Under the terms of the agreement, the subsidiary companies have prepaid an amount which is equivalent to the present value of their future lease obligations. The Company has also guaranteed the repayment of these future lease obligations and is the primary obligor under the lease agreement.

d) On 24 March 2006, the Company signed an agreement with China Aviation Qingdao Liuting International Airport to form an equity joint venture company ("JV") known as Qingdao Airport Cargo Services Co. Ltd. to provide cargo handling services. SATS investment commitment, which represents 49% of the registered capital contribution, amounts to approximately S$7.8 million. The capital injection is conditional upon the JV obtaining the Business Licence. As at 31 March 2008, the Company has not contributed to its share of the registered capital as the Business Licence has not been issued by the relevant authority.

e) On 16 May 2006, the Company and Air India ("AI"), now part of National Aviation Company of India Limited, signed a Service Provider Right Holder ("SPRH") agreement with Bangalore International Airport Limited, awarding the AI-SATS consortium a 15-year contract to provide cargo handling services at the upcoming Bangalore International Airport at Devanahalli. AI and the Company entered into a joint venture on 27 July 2006 for the execution of their obligations under the SPRH. The Company's investment commitment in the joint venture amounts to approximately S$8.7 million (Rp 250 million), which represent 50% of the registered capital contribution of the joint venture. As at 31 March 2008, the Company has not contributed its share of the registered capital as the joint venture company is in the process of being set up. The airport is expected to start operations in May 2008.

f) On 9 October 2006, the Company and Air India ("AI") signed a Service Provider Right Holder ("SPRH") agreement with Bangalore International Airport Limited. AI-SATS consortium was awarded a 7-year contract to provide ground handling services at the upcoming Bangalore International Airport at Devanahalli. During the financial year, the Company entered into a joint venture agreement with AI to form the joint venture in respect of the ground handling business. The Company's total investment commitment in the joint venture, to be contributed over a two-year period is estimated at S$7.0 million (Rp 200 million), which represents 40% of the registered capital contribution of the joint venture. The Company has not contributed its share of the registered capital as the joint venture company has not been set up. The airport is expected to start operations in May 2008.

g) On 18 May 2007, the Company, Air India and Indian Airlines (the two latter companies now merged and known as "NACIL") signed a Concession Agreement with Hyderabad International Airport Limited. The consortium was awarded a 7-year contract to provide ground handling services at the new Hyderabad International Airport at Shamshabad which commenced operations on 23 March 2008. The Company's investment commitment in the joint venture is estimated at S$8.5 million (Rp 245 million). The Company has also not contributed its share of the registered capital as the joint venture company has not been formed.

h) In the second quarter of FY2007-08, the Company has agreed with its Chinese partner, Capital Airports Holding Company ("CAH") that the 8 airport companies of Nanchang, Wuhan, Chongqing, Guiyang, Jilin, Tianjin, Hohhot and Harbin will not be injecting their ground handling businesses into Beijing Aviation Ground Services Co., Ltd ("BGS"). Instead 8 joint venture companies will be formed with BGS holding 40% and each airport company holding 60% stake in the new joint venture in each location. BGS paid a total of RMB 98.6 million (approximate S$19.6 million) in cash for its 40% stake in these newly incorporated companies while its joint venture partners invested their existing ground handling assets in the joint ventures. BGS funded the investment through loan and the Company is not required to inject additional capital into BGS.

i) Based on a revised Investment Agreement that the Company signed with Capital Airports Holding Company ("CAH") in 2007, Beijing Airport Inflight Kitchen Ltd ("BAIK") will acquire the inflight catering assets and the respective catering businesses from the airport companies of Nanchang, Hohhot, Harbin and Changchun. BAIK will also acquire Wuhan, Chongqing, Guiyang and Tianjin airport companies' shareholding interests in their inflight catering businesses at the respective airport locations. After the restructuring, the 8 airport companies will hold a combined 21.4% stake in BAIK, with CAH reducing its stake in BAIK correspondingly such that CAH and the 8 airport companies will together hold 60% share in BAIK. The Company will contribute further capital in cash of approximately $8.1 million (US$5.9 million) in BAIK so as to retain its 40% equity share in the joint venture. Approval is being sought from the Ministry of Commerce for the proposed expansion and restructuring of BAIK.

35 Financial instruments (In $ Thousands)

Financial risk management objectives and policies

The Group operates principally in Singapore and generates revenue mainly in Singapore dollars. The Group also has investments in associated companies that operate in 8 countries. The Group's operations carry certain financial and commodity risks, including the effects of changes in foreign exchange rates and interest rates. The Group's overall risk management approach is to minimise the effects of such volatility on its financial performance.

Financial risk management policies are periodically reviewed and approved by the Board of Directors.

a) Foreign currency risk

The Group is exposed to the effect of foreign exchange rate fluctuation because of its investments in foreign associated companies. However, the effects of foreign exchange rate fluctuations on the Singapore dollar value of the Group's foreign currency denominated operating revenue and expenses are not significant because the Group's foreign currency sales and purchases do not constitute a significant portion of the Group's revenue and expenses.

The tax effects on profit before taxation and equity on a 5% strengthening or weakening of SGD against major foreign currencies in which the Group has transactions in are as follows:

	GROUP and COMPANY	
	31 March 2008	31 March 2007
Effect of strengthening of SGD		
Profit before taxation	**(355)**	(366)
Equity	**(291)**	(300)
Effect of weakening of SGD		
Profit before taxation	**355**	366
Equity	**291**	300

b) Interest rate risk

The Group's earnings are affected by changes in interest rates due to the impact that such changes have on its interest income from cash, short-term deposits, short-term non-equity instruments and associated companies, and its interest expense on the notes payable and term loans.

The Group's interest-bearing assets and interest-bearing liabilities are predominantly denominated in SGD. Short-term non-equity instruments and fixed deposits earned interest rates range from 0.25% to 4.17% (2007: 1.13% to 4.19%) and 1.06% to 5.18% (2007: 2.87% to 3.40%) respectively. Information relating to other interest-bearing assets and liabilities are disclosed in the notes on associated companies, related companies, notes payable and term loans.

The interest rate sensitivity analysis is based on the following assumptions:

- changes in market interest rates affect the interest income or finance charges of variable interest financial instruments.
- changes in market interest rates only affect interest income or finance charges in relation to financial instruments with fixed interest rates if these are recognised at their fair value.

Under these assumptions, an increase or decrease in market interest rates of 50 basis points for all currencies in which the Group had borrowings at 31 March 2008 would have the following effects:

	GROUP and COMPANY	
	31 March 2008	31 March 2007
Effect of an increase in 50 basis points in market interest rates		
Profit before taxation	**149**	262
Equity	**122**	215
Effect of a decrease in 50 basis points in market interest rates		
Profit before taxation	**(149)**	(262)
Equity	**(122)**	(215)

35 Financial instruments (In $ Thousands) (continued)

c) Counter-party risk

The Group's maximum exposure to credit risk in the event that counter-parties fail to perform their obligations as at 31 March 2008 in relation to each class of recognised financial assets was the carrying amount of those assets as indicated in the balance sheet.

The Group only transacts with credit-worthy counter-parties. Surplus funds are placed as interest-bearing deposits with reputable financial institutions and the immediate holding company, or invested in high quality short-term liquid investments. Counter-party risks are managed by limiting aggregate exposure on all outstanding financial instruments to any individual counter-party, taking into account its credit rating. Such counter-party exposures are regularly reviewed, and adjusted as necessary. This mitigates the risk of material loss arising in the event of non-performance by counter-parties.

Concentration of credit risk exists when changes in economic, industry or geographical factors similarly affect the group of counter-parties whose aggregate credit exposure is significant in relation to the Group's total credit exposure. As at 31 March 2008, the Group had trade receivables of $77.8 million (2007: $70.9 million) due from its immediate holding company, and placed deposits of $79.5 million (2007: $302.6 million) with its immediate holding company.

The Group determines concentrations of credit risk by monitoring the industry, country and credit rating of its counterparties. The table below shows an analysis of credit risk exposures that exceed 5% of the financial assets of the Group and the Company as at 31 March:

GROUP

	Outstanding balance		Percentage of total financial assets	
Counterparty profiles	2008	2007	2008	2007
By Industry				
Airlines	**197,949**	412,772	**21.5%**	50.5%
Financial institutions	**644,389**	329,255	**70.1%**	40.3%
Others	**38,631**	36,915	**4.2%**	4.5%
	880,969	778,942	**95.8%**	95.3%
By Region				
Singapore	**872,721**	771,799	**95.0%**	94.5%
Overseas	**8,248**	7,143	**0.8%**	0.8%
	880,969	778,942	**95.8%**	95.3%
By Moody's Credit Ratings				
Investment grade (A to AAA)	**644,389**	329,255	**70.1%**	40.3%
Non-rated	**236,580**	449,687	**25.7%**	55.0%
	880,969	778,942	**95.8%**	95.3%

35 **Financial instruments (In $ Thousands)** (continued)

c) Counter-party risk (continued)

COMPANY

Counterparty profiles	Outstanding balance 2008	Outstanding balance 2007	Percentage of total financial assets 2008	Percentage of total financial assets 2007
By Industry				
Airlines	**85,209**	306,840	**10.9%**	44.0%
Financial institutions	**643,614**	328,505	**82.3%**	47.1%
Others	**21,434**	24,938	**2.7%**	3.6%
	750,257	660,283	**95.9%**	94.7%
By Region				
Singapore	**744,548**	655,977	**95.1%**	94.1%
Overseas	**5,709**	4,306	**0.8%**	0.6%
	750,257	660,283	**95.9%**	94.7%
By Moody's Credit Ratings				
Investment grade (A to AAA)	**643,614**	328,505	**82.3%**	47.1%
Non-rated	**106,643**	331,778	**13.6%**	47.6%
	750,257	660,283	**95.9%**	94.7%

d) Liquidity risk

As at 31 March 2008, the Group had at its disposal, cash and cash equivalents amounting to $700.3 million (2007: $577.4 million) and short-term non-equity investments of $44.4 million (2007: $73.5 million). In addition, the Group has available short-term credit facilities of approximately $78.5 million (2007: $83.0 million) from open-ended revolving credit facilities granted by commercial banks. The Group also has an alternative facility to issue notes up to $300 million (2007: $300 million), with maturity dates between one month to ten years, under the Medium Term Note Programme.

The Group's holdings of cash, short-term deposits and investments, together with non-committed funding facilities and net cash flow from operations, are expected to be sufficient to cover the cost of all capital expenditure due in the next financial year. The shortfall, if any, could be met by bank borrowings or public market funding.

The maturity profile of the financial liabilities of the Group and the Company is as follows. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months approximate their carrying amounts as the impact of discounting is insignificant.

	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
GROUP							
2008							
Notes payable	6,000	202,548	–	–	–	–	208,548
Term loans	448	384	390	396	381	1,823	3,822
Finance lease commitments	751	751	692	686	687	2,734	6,301
Trade creditors	117,764	–	–	–	–	–	117,764
Other creditors	9,051	–	–	–	–	–	9,051
	134,014	**203,683**	**1,082**	**1,082**	**1,068**	**4,557**	**345,486**
2007							
Notes payable	6,000	6,000	202,548	–	–	–	214,548
Term loans	280	188	124	130	136	1,961	2,819
Trade creditors	150,162	–	–	–	–	–	150,162
Other creditors	5,890	–	–	–	–	–	5,890
	162,332	6,188	202,672	130	136	1,961	373,419

35 **Financial instruments (In $ Thousands)** (continued)

d) Liquidity risk (continued)

	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
COMPANY							
2008							
Notes payable	6,000	202,548	–	–	–	–	208,548
Related companies	69,371	–	–	–	–	–	69,371
Trade creditors	19,337	–	–	–	–	–	19,337
Other creditors	1,819	–	–	–	–	–	1,819
	96,527	**202,548**	–	–	–	–	**299,075**
2007							
Notes payable	6,000	6,000	202,548	–	–	–	214,548
Related companies	73,217	–	–	–	–	–	73,217
Trade creditors	24,113	–	–	–	–	–	24,113
Other creditors	2,074	–	–	–	–	–	2,074
	105,404	6,000	202,548	–	–	–	313,952

e) Derivative financial instruments

The Group's policy on the use of derivatives is not to trade in them but to use these instruments as hedges against specific exposures. While the Group currently has not used any forward contracts to hedge its foreign exchange and interest rate exposures, it would consider using treasury derivative instruments, depending on their merits, as valid and appropriate risk management tools. This would however, require the Board of Directors' approval before adoption. As at 31 March 2008, the Group had no outstanding derivative financial instruments.

f) Classification of financial instruments

Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. The principal accounting policies in Note 2 describe how the classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the financial assets and liabilities in the balance sheet by the class of financial instrument to which they are assigned, and therefore by the measurement basis:

35 Financial instruments (In $ Thousands) (continued)

f) Classification of financial instruments (continued)

	Loans and receivables	Available-for-sale financial assets	Financial liabilities at amortised costs	Total
GROUP				
2008				
Assets				
Long term investment	–	7,886	–	7,886
Loan to an associated company	1,795	–	–	1,795
Related companies	184,203	–	–	184,203
Trade debtors	52,377	–	–	52,377
Other debtors	6,917	–	–	6,917
Amounts owing by associated companies	426	–	–	426
Short–term non–equity investments	–	44,436	–	44,436
Fixed deposits	599,953	–	–	599,953
Cash and bank balances	20,874	–	–	20,874
	866,545	**52,322**	**–**	**918,867**
Total non–financial assets				930,683
Total assets				**1,849,550**
Liabilities				
Notes payable	–	–	200,000	200,000
Term loans	–	–	3,822	3,822
Finance lease commitments	–	–	4,208	4,208
Trade creditors	–	–	117,764	117,764
Other creditors	–	–	9,051	9,051
	–	**–**	**334,845**	**334,845**
Total non–financial liabilities				126,802
Total liabilities				**461,647**
2007				
Assets				
Long term investment	–	7,886	–	7,886
Loan to an associated company	2,600	–	–	2,600
Related companies	398,449	–	–	398,449
Trade debtors	51,238	–	–	51,238
Other debtors	7,713	–	–	7,713
Amounts owing by associated companies	703	–	–	703
Short–term non–equity investments	–	73,500	–	73,500
Fixed deposits	255,755	–	–	255,755
Cash and bank balances	19,058	–	–	19,058
	735,516	81,386	–	816,902
Total non–financial assets				987,273
Total assets				1,804,175
Liabilities				
Notes payable	–	–	200,000	200,000
Term loans	–	–	2,819	2,819
Trade creditors	–	–	150,162	150,162
Other creditors	–	–	5,890	5,890
	–	–	358,871	358,871
Total non–financial liabilities				127,239
Total liabilities				486,110

35 Financial instruments (In $ Thousands) (continued)

f) Classification of financial instruments (continued)

	Loans and receivables	Available-for-sale financial assets	Financial liabilities at amortised costs	Total
COMPANY				
2008				
Assets				
Long term investment	–	7,886	–	7,886
Loan to an associated company	1,795	–	–	1,795
Related companies	106,643	–	–	106,643
Trade debtors	3,989	–	–	3,989
Other debtors	5,108	–	–	5,108
Amounts owing by associated companies	426	–	–	426
Short-term non-equity investments	–	44,436	–	44,436
Fixed deposits	599,178	–	–	599,178
Cash and bank balances	13,045	–	–	13,045
	730,184	**52,322**	**–**	**782,506**
Total non-financial assets				760,409
Total assets				**1,542,915**
Liabilities				
Notes payable	–	–	200,000	200,000
Related companies	–	–	69,371	69,371
Trade creditors	–	–	19,337	19,337
Other creditors	–	–	1,819	1,819
	–	**–**	**290,527**	**290,527**
Total non–financial liabilities				72,156
Total liabilities				**362,683**
2007				
Assets				
Long term investment	–	7,886	–	7,886
Loan to an associated company	2,600	–	–	2,600
Related companies	331,778	–	–	331,778
Trade debtors	4,886	–	–	4,886
Other debtors	6,320	–	–	6,320
Amounts owing by associated companies	703	–	–	703
Short-term non-equity investments	–	73,500	–	73,500
Fixed deposits	255,005	–	–	255,005
Cash and bank balances	14,698	–	–	14,698
	615,990	81,386	–	697,376
Total non-financial assets				798,143
Total assets				1,495,519
Liabilities				
Notes payable	–	–	200,000	200,000
Related companies	–	–	73,217	73,217
Trade creditors	–	–	24,113	24,113
Other creditors	–	–	2,074	2,074
	–	–	299,404	299,404
Total non-financial liabilities				71,886
Total liabilities				371,290

35 Financial instruments (In $ Thousands) (continued)

g) Fair values

The fair value of a financial instrument is the amount at which the instrument could be exchanged or settled between knowledgeable and willing parties in an arm's length transaction, other than in a forced or liquidation sale.

Financial instruments not carried at fair value

The aggregate net fair values of financial assets and financial liabilities of the Group, which are not carried at fair value in the balance sheet, are presented in the following table:

	Total carrying amount 31 March		Aggregate net fair value 31 March	
	2008	2007	**2008**	2007
Financial liabilities				
Notes payable	**200,000**	200,000	**202,216**	199,200

The fair value of the notes payable is obtained by reference to the market price.

The carrying value of the unquoted equity investment held as long-term investment is stated at cost of $7,886,000 (2007: $7,886,000) because the fair value cannot be obtained directly from quoted market price or indirectly using valuation techniques supported by observable market data. The fair value of this investment is expected to be above its carrying values.

The difference between the carrying value and fair value of the term loan is not considered significant to the financial statements given the balance outstanding as at the balance sheet date.

Financial instruments whose carrying amounts approximate fair value

The carrying amounts of the following financial assets and liabilities approximate their fair values due to their short-term nature: cash and bank balances, funds from subsidiary companies, amounts owing by/to subsidiary and associated companies, loans, trade debtors and creditors.

The carrying value of finance leases approximate its fair value as the leases were entered into near the year end and there were no significant changes in interest rates from the date of the leases to the year end.

36 Capital management

The primary objective of the management of the Company's capital structure is to maintain an efficient mix of debt and equity in order to achieve a low cost of capital, while taking into account the desirability of retaining financial flexibility to pursue business opportunities and adequate access to liquidity to mitigate the effect of unforeseen events on cash flows.

The Directors have reviewed the Company's capital structure. By adopting a higher dividend payout policy, the Company would be able to move towards a more efficient capital structure, while at the same time retaining the flexibility to pursue appropriate investments as and when such opportunities arise. The Directors will continue to regularly review the Company's capital structure in line with this objective.

The Company did not breach any gearing covenants during the financial years ended 31 March 2008 or 31 March 2007. In the same period, no changes were made in the objectives, policies or processes relating to the management of the Company's capital structure.

37 Segment reporting (In $ Thousands)

The Group's operating businesses are organised and managed separately according to the nature of products and services provided, with each segment representing a strategic business unit that offers different products and services. The ground handling services segment provides mainly airport terminal services, such as air freight handling services, passenger services, baggage handling services and apron services. The inflight catering services segment is engaged mainly in the provision of inflight meals to the Group's airline customers. The other services segment includes provision of aviation security services, airline laundry and linen services, manufacturing and distribution of chilled and frozen processed foods, air cargo delivery management services and rental of premises.

Segment accounting policies are the same as the policies described in Note 2. The Group generally accounts for inter-segment sales and transfers as if the sales and transfers were to third parties at current market prices.

The following tables present revenue and net income information for the Group's industry segments for the years ended 31 March 2008 and 31 March 2007 and certain asset and liability information regarding the Group's industry segments as at 31 March 2008 and 31 March 2007.

By industry

	Inflight catering	Ground handling / cargo	Others	Eliminations	Total
Financial year ended 31 March 2008					
Revenue					
External revenue	430,933	430,851	96,258	–	958,042
Inter-segment revenue	3,032	–	86,097	(89,129)	–
Total revenue	**433,965**	**430,851**	**182,355**	**(89,129)**	**958,042**
Operating profit	99,941	45,920	28,513	–	174,374
Interest income	546	535	15,892	(1,254)	15,719
Interest on borrowings	–	–	(7,396)	1,254	(6,142)
Gross dividend from long-term investment	1,119	–	–	–	1,119
Share of results of associated companies	14,925	29,775	11	–	44,711
Gain on disposal of property, plant and equipment	18	219	3	–	240
Amortisation of deferred income	–	–	1,413	–	1,413
Exceptional item	–	–	17,342	–	17,342
Profit before taxation	116,549	76,449	55,778	–	248,776
Taxation	(22,554)	(18,933)	(12,110)	–	(53,597)
Profit after taxation	**93,995**	**57,516**	**43,668**	**–**	**195,179**
As at 31 March 2008					
Segment assets	376,940	416,580	720,922	–	1,514,442
Associated companies	70,781	262,334	198	–	333,313
Loan to an associated company	1,795	–	–	–	1,795
Total assets	**449,516**	**678,914**	**721,120**	**–**	**1,849,550**
Current liabilities	42,797	51,918	32,921	–	127,636
Long-term liabilities	–	3,771	26,217	–	29,988
Notes payable	–	–	200,000	–	200,000
Tax liabilities	25,919	25,204	52,900	–	104,023
Total liabilities	**68,716**	**80,893**	**312,038**	**–**	**461,647**
Capital expenditure	6,009	12,477	2,134	–	20,620
Depreciation and amortisation charges	22,026	26,184	10,969	–	59,179
Non-cash items other than depreciation and amortisation charges	–	6,948	(94)	–	6,854

37 Segment reporting (In $ Thousands) (continued)

By industry

	Inflight catering	Ground handling / cargo	Others	Eliminations	Total
Financial year ended 31 March 2007					
Revenue					
External revenue	409,664	436,626	99,369	–	945,659
Inter-segment revenue	3,341	–	86,101	(89,442)	–
Total revenue	413,005	436,626	185,470	(89,442)	945,659
Operating profit	81,676	45,078	26,386	–	153,140
Interest income	997	1,614	18,494	(2,934)	18,171
Interest on borrowings	–	–	(9,094)	2,934	(6,160)
Gross dividend from long-term investment	951	–	–	–	951
Share of results of associated companies	13,837	38,234	5	–	52,076
Gain on disposal of property, plant and equipment	2	143	8	–	153
Amortisation of deferred income	–	–	1,439	–	1,439
Profit before taxation	97,463	85,069	37,238	–	219,770
Taxation	(19,131)	(15,477)	(6,175)	–	(40,783)
Profit after taxation	78,332	69,592	31,063	–	178,987
As at 31 March 2007					
Segment assets	339,437	454,301	667,140	–	1,460,878
Associated companies	65,024	275,487	186	–	340,697
Loan to an associated company	2,600	–	–	–	2,600
Total assets	407,061	729,788	667,326	–	1,804,175
Current liabilities	48,319	67,053	40,960	–	156,332
Long-term liabilities	–	–	27,141	–	27,141
Notes payable	–	–	200,000	–	200,000
Tax liabilities	24,846	27,274	50,517	–	102,637
Total liabilities	73,165	94,327	318,618	–	486,110
Capital expenditure	3,264	7,458	3,000	–	13,722
Depreciation and amortisation charges	24,182	37,990	3,525	–	65,697
Non-cash items other than depreciation and amortisation charges	–	7,401	(1,020)	–	6,381

37 Segment reporting (In $ Thousands) (continued)

By geographical location

	Singapore	Overseas	Total
Financial year ended 31 March 2008			
Revenue	**955,312**	**2,730**	**958,042**
As at 31 March 2008			
Segment assets	1,500,799	13,643	1,514,442
Associated companies	198	333,115	333,313
Loan to an associated company	–	1,795	1,795
Total assets	**1,500,997**	**348,553**	**1,849,550**
Capital expenditure	**20,620**	**–**	**20,620**
Financial year ended 31 March 2007			
Revenue	941,392	4,267	945,659
As at 31 March 2007			
Segment assets	1,448,616	12,262	1,460,878
Associated companies	186	340,511	340,697
Loan to an associated company	-	2,600	2,600
Total assets	1,448,802	355,373	1,804,175
Capital expenditure	13,722	–	13,722

38 Comparative figures (In $ Thousands)

Certain comparative figures have been reclassified to conform with the current year's presentation.

	GROUP 2007		COMPANY 2007	
Balance Sheet	Restated	As previously reported	Restated	As previously reported
Property, Plant and Equipment – Leasehold land and buildings	476,052	497,418	–	480,808
Investment Properties	21,366	–	480,808	–

Required by the Singapore Exchange Securities Trading Limited ("SGX-ST")

1 Interested person transactions (In $ Thousands)

The interested person transactions entered into during the financial year ended 31 March 2008 and the immediately preceding financial year 2006-07 are listed below:

Name of interested person	Aggregate value of all interested person transactions entered into during the financial years below under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual (excluding transactions of value less than S$100,000) 2007-08	2006-07
National University Hospital (S) Pte Ltd	**20,339**	–
Singapore Airlines Limited	**10,200**	812
Singapore Food Industries Ltd	**1,413**	–
Senoko Energy Supply Pte Ltd	**717**	432
SIA Engineering Company Limited	**190**	–
Certis Cisco Security Pte Ltd	**157**	–
Asia Airfreight Terminal Co Ltd	**116**	–
SilkAir Pte Ltd	**–**	57,520
Jetstar Asia Pte Ltd and ValuAir Ltd	**–**	11,150
Singapore Airlines Cargo Pte Ltd	**–**	10,800
Tiger Airways Pte Ltd	**–**	5,028
Great Wall Airlines Co Ltd	**–**	3,350
Singapore Computer Systems Ltd	**–**	510
Total	**33,132**	89,602

There were no non-mandated interested person transactions (excluding transactions of value less than S$100,000 and transactions under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual) entered into during FY2007-08 and FY2006-07.

Note: All the above interested person transactions were done on normal commercial terms.

2 Material contracts

There are no material contracts between SATS and its subsidiaries involving the interests of President and Chief Executive Officer SATS, each SATS Director or controlling shareholder (as defined in the SGX-ST Listing Manual), either still subsisting at the end of the financial year 2007-08, or if not then subsisting, entered into since the end of the previous financial year 2006-07, other than:

a) the two corporate services agreements both dated 24 March 2000 between SATS and Singapore Airlines Limited ("SIA");

b) the two corporate services agreements both dated 17 February 2000 between SATS and SIA Engineering Company Limited ("SIAEC");

c) the apportionment of services agreement dated 24 March 2000 between SATS, SIA and SIAEC;

d) the ground handling and catering agreements between SATS and SIA and SATS and SilkAir Pte Ltd (a subsidiary of SIA) respectively;

e) the ground handling agreement between SATS and Singapore Airlines Cargo Pte Ltd (a subsidiary of SIA);

f) the agreement for the laundering of airline linen dated 1 October 1999 between Aero Laundry and Linen Services Pte Ltd ("ALLS") (a subsidiary of SATS) and SIA; and

g) where applicable, as disclosed in Note 33 (Related Party Transactions) of the notes to the financial statements, and interested person transactions listed above, or disclosed in the equivalent sections in previous SATS Annual Reports.

(In Singapore Dollars)

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Total revenue						
2007-08	($ million)	**232.5**	**237.4**	**244.5**	**243.6**	**958.0**
2006-07	($ million)	234.7	235.7	241.6	233.7	945.7
Expenditure						
2007-08	($ million)	**186.8**	**189.6**	**197.5**	**209.8**	**783.7**
2006-07	($ million)	187.0	186.2	195.5	223.8	792.5
Operating profit						
2007-08	($ million)	**45.7**	**47.8**	**47.0**	**33.8**	**174.3**
2006-07	($ million)	47.7	49.5	46.1	9.9	153.2
Profit before tax						
2007-08	($ million)	**61.6**	**63.2**	**65.0**	**58.9**	**248.7**
2006-07	($ million)	63.7	68.4	66.1	21.6	219.8
Profit attributable to equity holders of the Company						
2007-08	($ million)	**47.7**	**48.7**	**50.4**	**48.1**	**194.9**
2006-07	($ million)	48.3	52.2	50.5	27.2	178.2
Earnings (after tax) per share – Basic						
2007-08	(cents)	**4.5**	**4.5**	**4.7**	**4.5**	**18.2**
2006-07	(cents)	4.6	5.0	4.8	2.6	17.0

Quarterly Operational Summary of the Group

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Flights handled						
2007-08	(thousand)	**21.35**	**21.21**	**21.80**	**21.59**	**85.95**
2006-07	(thousand)	20.62	21.03	21.79	21.08	84.52
Cargo and mail processed						
2007-08	(thousand tonnes)	**378.00**	**395.92**	**414.00**	**385.34**	**1,573.26**
2006-07	(thousand tonnes)	381.62	390.13	407.57	367.67	1,546.99
Passengers served						
2007-08	(million)	**7.60**	**7.82**	**8.34**	**7.89**	**31.65**
2006-07	(million)	6.93	7.27	7.84	7.23	29.27
Meals produced						
2007-08	(million)	**6.20**	**6.37**	**6.63**	**6.52**	**25.72**
2006-07	(million)	5.96	6.13	6.47	6.18	24.74

(In Singapore Dollars)

	2007-08	2006-07	2005–06	2004–05	2003–04
Profit and loss account ($ million)					
Total revenue	**958.0**	945.7	932.0	975.7	868.7
Expenditure	**(783.7)**	(792.5)	(747.9)	(781.5)	(679.4)
Operating profit	**174.3**	153.2	184.1	194.2	189.3
Other income	**57.1**	66.6	62.0	51.9	34.8
Profit before exceptional item	**231.4**	219.8	246.1	246.1	224.1
Exceptional item	**17.3**	–	–	(28.8)	(8.0)
Profit before tax	**248.7**	219.8	246.1	217.3	216.1
Profit after tax	**195.2**	179.0	189.2	168.1	188.1
Profit attributable to equity holders of the Company	**194.9**	178.2	188.6	167.8	188.2
Balance sheet ($ million)					
Share capital	**250.1**	215.6	179.8	147.1	109.3
Revenue reserve	**1,166.0**	1,111.3	1,018.2	911.7	1,111.6
Share–based compensation reserve	**16.8**	13.0	10.0	7.5	1.5
Foreign currency translation reserve	**(54.2)**	(31.2)	(9.5)	(7.9)	3.2
Statutory reserve	**5.9**	5.6	4.1	2.7	2.5
Fair value reserve	**(0.7)**	(0.1)	(0.1)	–	–
Equity holders' funds	**1,383.9**	1,314.2	1,202.5	1,061.1	1,228.1
Deferred taxation	**47.9**	53.5	65.6	76.4	81.3
Deferred income	**22.8**	24.6	26.3	28.1	29.8
Minority interests	**4.0**	3.9	3.3	2.8	2.5
Fixed assets	**564.8**	600.4	669.2	718.2	776.4
Investment properties	**–**	21.3	–	–	–
Other non–current assets	**8.2**	–	–	–	–
Loan to third parties	**–**	–	–	43.0	43.6
Associated companies	**334.5**	342.7	342.2	324.6	141.0
Long–term investments	**7.9**	7.9	7.9	7.9	7.9
Intangible assets	**7.5**	9.9	14.5	18.4	14.1
Current assets	**926.6**	822.0	684.1	481.1	575.6
Total assets	**1,849.5**	1,804.2	1,717.9	1,593.2	1,558.6
Long–term liabilities	**207.2**	202.5	203.9	247.3	46.6
Current liabilities	**183.7**	205.5	216.3	177.5	170.3
Total liabilities	**390.9**	408.0	420.2	424.8	216.9
Net liquid assets	**744.6**	651.3	480.2	311.3	397.9
Cash flow statement ($ million)					
Cash flow from operations	**200.0**	257.2	259.9	249.4	217.2
Internally generated cash flow (Note 1)	**258.2**	275.8	283.9	272.7	240.5
Capital expenditure	**20.6**	13.7	13.0	13.1	33.4
Profitability ratios (%)					
Return on equity holders' funds	**14.4**	14.2	16.7	14.7	16.3
Return on total assets	**10.7**	10.2	11.4	10.7	11.6
Return on turnover	**20.4**	18.9	20.3	17.2	21.7

(In Singapore Dollars)

	2007-08	2006-07	2005-06	2004-05	2003-04
(Continued)					
Productivity and employee data					
Value added ($ million)	**682.5**	675.1	665.1	671.7	627.1
Value added per employee ($)	**85,979**	90,477	86,831	78,824	66,897
Value added per $ employment costs (times)	**1.85**	1.76	1.91	1.73	1.83
Revenue per employee ($)	**120,691**	126,747	121,675	114,509	92,668
Staff cost per employee ($)	**46,410**	51,390	45,369	45,451	36,635
Average employee strength	**7,938**	7,461	7,660	8,521	9,374
Per share data (cents)					
Earnings before tax	**23.2**	20.9	23.7	21.3	21.5
Earnings after tax					
– Basic	**18.2**	17.0	18.2	16.5	18.8
– Diluted	**17.9**	16.9	18.1	16.3	18.7
Cash earnings (Note 2)	**24.3**	23.9	25.2	23.3	25.0
Net asset value	**128.6**	123.8	115.0	103.2	122.1
Dividends					
Gross dividend (cents per share) (Note 3)	**14.0**	15.0*	10.0	9.0	45.0•
Dividend cover (times)	**1.3**	1.4	2.3	2.3	0.5

Notes:
1 Internally generated cash flow comprises cash generated from operations, dividends from associated companies, and proceeds from sale of fixed assets.
2 Cash earnings is defined as profit attributable to equity holders of the Company plus depreciation and amortisation.
3 * include special dividend of 5 cents per share.
• include special dividend of 37 cents per share.

Five-Year Operational Summary of the Group

		2007-08	2006-07	2005-06	2004-05	2003-04
Airfreight throughput	(million tonnes)	**1.57**	1.55	1.49	1.42	1.38
Passengers served	(million)	**31.65**	29.27	27.32	25.27	21.24
Inflight meals prepared	(million)	**25.72**	24.74	24.19	23.53	19.73
Flights handled	(thousand)	**85.95**	84.52	84.11	76.09	63.13

Number of shares in issue : 1,076,518,980
Class of shares : Ordinary shares
Voting rights : 1 vote for 1 share

Analysis of shareholdings

Range of shareholdings	No. of shareholders	%	Amount of shareholdings	%
1 – 999	198	1.21	78,789	0.01
1,000 – 10,000	15,118	92.16	32,957,679	3.06
10,001 – 1,000,000	1,074	6.55	35,087,689	3.26
1,000,001 and above	14	0.08	1,008,394,823	93.67
Total	16,404	100.00	1,076,518,980	100.00

Major shareholders

No.	Name	No. of shares held	%
1	Singapore Airlines Limited	870,000,000	80.82
2	DBS Nominees Pte Ltd	52,842,417	4.91
3	Raffles Nominees Pte Ltd	30,124,327	2.80
4	Citibank Nominees Singapore Pte Ltd	17,919,500	1.66
5	Morgan Stanley Asia (Singapore) Securities Pte Ltd	11,017,000	1.02
6	DBSN Services Pte Ltd	8,033,410	0.75
7	United Overseas Bank Nominees Pte Ltd	4,295,700	0.40
8	HSBC (Singapore) Nominees Pte Ltd	3,735,500	0.35
9	DB Nominees (S) Pte Ltd	3,431,500	0.32
10	ING Nominees (Singapore) Pte Ltd	2,058,000	0.19
11	Phillip Securities Pte Ltd	1,362,669	0.13
12	OCBC Nominees Singapore Pte Ltd	1,223,800	0.11
13	Kim Eng Securities Pte. Ltd.	1,222,000	0.11
14	DBS Vickers Securities (S) Pte Ltd	1,129,000	0.10
15	Merrill Lynch (Singapore) Pte Ltd	851,600	0.08
16	CIMB-GK Securities Pte Ltd	654,000	0.06
17	Realty & Investment Holdings Pte Ltd	600,000	0.05
18	Citigroup GM Singapore Securities Pte Ltd	433,000	0.04
19	BNP Paribas Nominees Singapore Pte Ltd	401,000	0.04
20	UOB Kay Hian Pte Ltd	390,000	0.04
		1,011,724,423	93.98

Substantial shareholders

As at 16 May 2008, the substantial shareholders of the Company and their direct and deemed interests, as shown in the Company's Register of Substantial Shareholders, were as follows:

Name of substantial shareholder	No. of shares in which the substantial shareholder has a direct interest (representing percentage of total shareholding**)	No. of shares in which the substantial shareholder has a deemed interest (representing percentage of total shareholding**)	Total no. of shares in which the substantial shareholder is interested (representing percentage of total shareholding**)
Temasek Holdings (Private) Limited	–	*870,040,000 (approximately **80.82%)	870,040,000 (approximately **80.82%)
Singapore Airlines Limited	870,000,000 (approximately **80.82%)	–	870,000,000 (approximately **80.82%)

* Derived mainly through the direct interest of Singapore Airlines Limited.

** The shareholding percentages have been calculated based on a total issued share capital of 1,076,518,980 shares as at 16 May 2008.

Shareholding held by the public

Based on information available to the Company as at 16 May 2008, approximately 19.12% of the issued shares of the Company is held by the public (as defined in the SGX-ST Listing Manual). The Company hence confirms that Rule 723 of the SGX-ST Listing Manual has been complied with.



Volume (million stock units)
ST Index
Price (S$)
48
42
36
30
24
18
12
6
0
4000
3500
3000
2500
2000
1500
1000
500
0
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
High
Low
Apr 2007
May 2007
Jun 2007
Jul 2007
Aug 2007
Sep 2007
Oct 2007
Nov 2007
Dec 2007
Jan 2008
Feb 2008
Mar 2008
Volume 2007
Volume 2008
Closing Price
ST Index

Share price ($) and volume (million stock units)	FY2007-08		FY2006-07	
Highest closing price	**3.52**	(23 Apr 2007)	2.75	(30 Mar 2007)
Lowest closing price	**2.20**	(18 Mar 2008)	2.00	(13 Jun 2006)
Average closing price	**2.80**		2.34	
Closing price for the year	**2.30**	(31 Mar 2008)	2.75	(30 Mar 2007)
Total volume for the year	**152.12**		116.84	

Market value ratios	FY2007-08	FY2006-07
Price/Earnings	**12.64**	16.18
Price/Book value°	**1.78**	2.22
Price/Cash earnings*	**9.47**	11.51

° Book value is defined as net asset value

* Cash earnings is defined as profit attributable to equity holders of the Company plus depreciation and amortisation

(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

NOTICE IS HEREBY GIVEN that the 35th Annual General Meeting of the Company will be held at the Olivia Room, Raffles City Convention Centre, Level 4, Swissôtel The Stamford Singapore, 2 Stamford Road, Singapore 178882, on Thursday, 24 July 2008 at 3.00 p.m. to transact the following business:

Ordinary business

1 To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 March 2008 and the Auditors' Report thereon.

2 To declare a final dividend of 10 cents per share less income tax, for the year ended 31 March 2008. (FY2006-07: final dividend of 6 cents per share less income tax, and special dividend of 5 cents per share less income tax)

3 To re-elect Mr Khaw Kheng Joo, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

4 To re-elect Mr Edmund Cheng Wai Wing, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

5 To re-elect Dr Rajiv Behari Lall, who will retire in accordance with Article 90 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

6 To re-elect Mr David Zalmon Baffsky, who will retire in accordance with Article 90 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

7 To appoint Mr Mak Swee Wah as Director pursuant to Article 89 of the Company's Articles of Association.

8 To appoint Messrs Ernst & Young as Auditors of the Company to hold office until the next Annual General Meeting and to authorise the Directors to fix their remuneration.

9 To approve payment of Directors' fees of $620,000.00 for the year ended 31 March 2008. (FY2006-07: $650,152.00)

Special business

Ordinary resolutions

To consider and, if thought fit, to pass, with or without modifications, the following resolutions as Ordinary Resolutions:

10 That authority be and is hereby given to the Directors of the Company to:

a) i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 percent of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 10 percent of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with sub-paragraph (2) below);

2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued shares shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time this Resolution is passed, after adjusting for:

i) new shares arising from the conversion or exercise of any convertible securities or employee share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

ii) any subsequent bonus issue, consolidation or subdivision of shares;

3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

11 That the Directors be and are hereby authorised to:

a) offer and grant options in accordance with the provisions of the SATS Employee Share Option Plan ("**Share Option Plan**") and/or to grant awards in accordance with the provisions of the SATS Performance Share Plan ("**Performance Share Plan**") and/or the SATS Restricted Share Plan ("**Restricted Share Plan**") (the Share Option Plan, the Performance Share Plan and the Restricted Share Plan, together the "**Share Plans**"); and

b) allot and issue from time to time such number of ordinary shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Share Option Plan and/or such number of fully paid shares as may be required to be issued pursuant to the vesting of awards under the Performance Share Plan and/or the Restricted Share Plan,

provided always that the aggregate number of ordinary shares to be issued pursuant to the Share Plans shall not exceed 15 percent of the total number of issued ordinary shares (excluding treasury shares) in the capital of the Company from time to time.

12 That:

a) approval be and is hereby given, for the purposes of Chapter 9 of the listing manual ("**Chapter 9**") of the SGX-ST, for the Company, its subsidiaries and associated companies that are "entities at risk" (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in the Appendix to the Letter to Shareholders dated 13 June 2008 (the "**Letter to Shareholders**") with any party who is of the class of interested persons described in the Appendix to the Letter to Shareholders, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

b) the approval given in paragraph (a) above (the "**IPT Mandate**") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

c) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the IPT Mandate and/or this Resolution.

13 To transact any other business which may arise and can be transacted at an annual general meeting.

Closure of books

NOTICE IS HEREBY GIVEN that, subject to the approval of shareholders of the final dividend being obtained at the 35th Annual General Meeting of the Company to be held on 24 July 2008, the Transfer Books and Register of Members of the Company will be closed on 1 August 2008 for the preparation of dividend warrants.

Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrar, M & C Services Private Limited, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 31 July 2008 will be registered to determine shareholders' entitlements to the proposed final dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 p.m. on 31 July 2008 will be entitled to the proposed final dividend.

The final dividend if approved by shareholders, will be paid on 13 August 2008.

BY ORDER OF THE BOARD

Shireena Johan Woon
Company Secretary

Dated this 13th day of June 2008
Singapore

Explanatory notes

1 In relation to Ordinary Resolution Nos. 3 and 4, Mr Khaw Kheng Joo and Mr Edmund Cheng Wai Wing will be retiring from office at the Annual General Meeting pursuant to Article 83 of the Company's Articles of Association, and will be standing for re-election at the Annual General Meeting. Please refer to the sections on "**Board of Directors**" and "**Corporate Governance Report**" in the SATS Annual Report for FY2007-08 for more information relating to Mr Khaw and Mr Cheng. Mr Khaw and Mr Cheng are considered by the Nominating Committee to be independent Directors.

2 In relation to Ordinary Resolution Nos. 5 and 6, Dr Rajiv Behari Lall and Mr David Zalmon Baffsky were appointed as Directors on 5 May 2008 and 15 May 2008 respectively. Pursuant to Article 90 of the Company's Articles of Association, they will hold office only until the Annual General Meeting and are eligible and are standing for re-election. Dr Lall and Mr Baffsky are considered by the Nominating Committee to be independent Directors. Please refer to the sections on "**Board of Directors**" and "**Corporate Governance Report**" in the SATS Annual Report for FY2007-08 for more information relating to Dr Lall and Mr Baffsky.

3 In relation to Ordinary Resolution No. 7, please refer to the section on "**Board of Directors**" in the SATS Annual Report for FY2007-08 for more information relating to Mr Mak Swee Wah. The Nominating Committee considers Mr Mak to be a non-independent Director.

4 Ordinary Resolution No. 9 is to approve the payment of Directors' fees of S$620,000.00 (FY2006-07: S$650,152.00) for the year ended 31 March 2008, for services rendered by Directors on the Board as well as on various Board Committees. The formula for computation of the said Directors' fees is set out in the section on "**Corporate Governance Report**" in the SATS Annual Report for FY2007-08.

5 Ordinary Resolution No. 10, if passed, will empower Directors to issue shares, make or grant instruments convertible into shares and to issue shares pursuant to such instruments, from the date of the above Meeting until the date of the next Annual General Meeting. The number of shares which the Directors may issue under this Resolution will not exceed 50 percent of the issued shares (excluding treasury shares) in the capital of the Company with a sub-limit of 10 percent for issues other than on a *pro rata* basis. The 10 percent sub-limit for non-*pro rata* issues is lower than the 20 percent sub-limit allowed under the Listing Manual of the SGX-ST and the Articles of Association of the Company. For the purpose of determining the aggregate number of shares which may be issued, the percentage of issued shares shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time this Ordinary Resolution is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible instruments or share options or vesting of share awards which are outstanding at the time this Ordinary Resolution is passed and (b) any subsequent bonus issue, consolidation or subdivision of shares.

6 Ordinary Resolution No. 11, if passed, will empower the Directors to offer and grant options and/or awards and to allot and issue ordinary shares in the capital of the Company pursuant to the SATS Employee Share Option Plan, the SATS Performance Share Plan and the SATS Restricted Share Plan. The modified SATS Employee Share Option Plan was adopted at the Extraordinary General Meeting of the Company held on 7 July 2001 and has been amended from time to time. The SATS Performance Share Plan and the SATS Restricted Share Plan were adopted at the Extraordinary General Meeting of the Company held on 19 July 2005 and were amended in 2006.

7 Ordinary Resolution No. 12 is to renew the mandate to allow the Company, its subsidiaries and relevant associated companies or any of them to enter into certain interested person transactions with certain classes of interested persons as described in the Appendix to the Letter to Shareholders. The authority will, unless revoked or varied by the Company in General Meeting, continue in force until the conclusion of the next Annual General Meeting of the Company. Please refer to the Letter to Shareholders for more details.

Notes

1 A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two (2) proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2 The instrument appointing a proxy must be deposited at the office of the Company's Share Registrar, M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, not less than 48 hours before the time appointed for the Meeting.

Proxy Form

(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

FOR THEIR INFORMATION ONLY.
2 This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

*I/We, ____________________ (NRIC/Passport No. ____________) of

of ______________________________________ (Address)

being a *member/members of Singapore Airport Terminal Services Limited (the "**Company**"), hereby appoint

Name	Address	NRIC/ Passport No.	No. of Shares Represented	Proportion of Shareholdings (%)

and/or (delete as appropriate)

Name	Address	NRIC/ Passport No.	No. of Shares Represented	Proportion of Shareholdings (%)

or failing *him/her, the Chairman of the Annual General Meeting ("**AGM**") of the Company as *my/our *proxy/proxies to attend and to vote for *me/us and on *my/our behalf and, if necessary, to demand a poll, at the AGM of the Company, to be held on 24 July 2008 and at any adjournment thereof.

*I/We direct *my/our *proxy/proxies to vote for or against the Ordinary Resolutions to be proposed at the AGM as indicated hereunder. If no specific direction as to voting is given, the *proxy/proxies will vote or abstain from voting at *his/their discretion, as *he/they will on any other matter arising at the AGM and at any adjournment thereof. If no person is named in the above boxes, the Chairman of the AGM shall be *my/our *proxy/proxies to vote, for or against the Resolutions to be proposed at the AGM as indicated hereunder, for *me/us and on *my/our behalf and, if necessary, to demand a poll, at the AGM and at any adjournment thereof.

No.	Resolution	For**	Against**
	Ordinary Business		
1	Adoption of the Directors' Report, Audited Accounts and the Auditors' Report		
2	Declaration of final dividend		
3	Re-election of Mr Khaw Kheng Joo as Director		
4	Re-election of Mr Edmund Cheng Wai Wing as Director		
5	Re-election of Dr Rajiv Behari Lall as Director		
6	Re-election of Mr David Zalmon Baffsky as Director		
7	Appointment of Mr Mak Swee Wah as Director		
8	Re-appointment and remuneration of Auditors		
9	Approval of Directors' fees		
	Special Business		
10	Authority for Directors to issue additional shares and convertible instruments pursuant to Section 161 of the Companies Act, Cap 50		
11	Authority for Directors to offer and grant options and issue shares in accordance with the provisions of the SATS Employee Share Option Plan, SATS Performance Share Plan and SATS Restricted Share Plan		
12	Renewal of the mandate for Interested Person Transactions		

* Delete accordingly.
** Indicate your vote "For" or "Against" with a (√) within the box provided.

Total Number of Shares Held

Dated this ________ day of ________________ 2008

____
Signature(s) of Member(s) or Common Seal

Important: Please read notes on the reverse side

Notes:

1 A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. Such proxy need not be a member of the Company.

2 Where a member appoints two proxies, he must specify the proportion of his shareholding to be represented by each proxy, failing which the appointments will be deemed to have been made in the alternative.

3 The instrument appointing a proxy or representative must be signed by the appointor or his duly authorised attorney or if the appointor is a corporation, it must be executed either under its common seal or signed by its attorney or officer duly authorised.

4 A corporation which is a member may also appoint by resolution of its directors or other governing body an authorised representative or representatives in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore, to attend and vote on its behalf.

5 The instrument appointing a proxy or proxies (together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof) must be deposited at the office of the Company's Share Registrar, M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 at least 48 hours before the time appointed for the AGM.

6 On a show of hands, the Chairman of the AGM, who may be appointed as proxy by one or more members and who may also be a member in his own name, may vote as he deems fit, subject to applicable law.

7 A member should insert the total number of Shares held. If the member has Shares entered against his name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), he should insert that number of Shares. If the member has Shares registered in his name in the Register of Members, he should insert that number of Shares. If the member has Shares entered against his name in the Depository Register as well as Shares registered in his name in the Register of Members, he should insert the aggregate number of Shares. If no number is inserted, this form of proxy will be deemed to relate to all the Shares held by the member.

8 The Company shall be entitled to reject this instrument of proxy if it is incomplete, or illegible, or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in this instrument of proxy. In addition, in the case of a member whose Shares are entered in the Depository Register, the Company shall be entitled to reject this instrument of proxy which has been lodged if such member is not shown to have Shares entered against his name in the Depository Register at least 48 hours before the time appointed for holding the AGM as certified by The Central Depository (Pte) Limited to the Company.

1st fold along line

sats
one with you

Please Affix Postage Stamp

The Company Secretary
Singapore Airport Terminal Services Limited
c/o M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

2nd fold along line

3rd fold along line and glue overleaf. Do not staple

Corporate Information

Board of Directors

Edmund Cheng Wai Wing
Chairman

Chew Choon Seng*
Deputy Chairman

David Zalmon Baffsky
From 15 May 2008

Khaw Kheng Joo

Rajiv Behari Lall
From 5 May 2008

Ng Kee Choe

Ow Chin Hock

Keith Tay Ah Kee

Yeo Chee Tong

Board Committees

Board Executive Committee

Edmund Cheng Wai Wing
Chairman

Chew Choon Seng
Member

Ng Kee Choe
Member

Audit & Risk Management Committee

Keith Tay Ah Kee
Chairman

Ng Kee Choe
Member

Ow Chin Hock
Member

Nominating Committee

Ow Chin Hock
Chairman

Khaw Kheng Joo
Member

Keith Tay Ah Kee
Member

Remuneration & Human Resource Committee

Edmund Cheng Wai Wing
Chairman

Chew Choon Seng
Member

Yeo Chee Tong
Member

Company Secretary

Shireena Johan Woon

Share Registrar

M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

Auditors

Ernst & Young
Public Accountants and
Certified Public Accountants
One Raffles Quay
North Tower #18-01
Singapore 048583

Audit Partner
Winston Ngan
(appointed since FY2005-06)

Company Registration No.

197201770G

Registered Office

20 Airport Boulevard
Singapore 819659

Corporate Management

Clement Woon Hin Yong
President and Chief Executive Officer

Karmjit Singh
Chief Operating Officer

Seah Soo Lim
Chief Financial Officer

Leong Kok Hong
Senior Vice President
(North Asia)

Operating Divisions

Tan Chuan Lye
Senior Vice President
(Catering)

Andrew Lim Cheng Yueh
Senior Vice President
(Apron and Passenger Services)

Yacoob Piperdi
Senior Vice President
(Cargo Services)

Subsidiaries

Denis Marie
General Manager
SATS Security Services Private Limited

Frankie Tan Chiew Kuang
Chief Executive Officer
Country Foods Pte Ltd

* Mr Chew Choon Seng will retire from office at the Annual General Meeting to be held on 25 July 2008 and will not be standing for re-election.

[illegible]

Designed and produced by
greymatter williams and phoa

Registered Office
Singapore Airport Terminal Services Limited (SATS)
20 Airport Boulevard
Singapore 819659

A Subsidiary of SINGAPORE AIRLINES

Company Registration No.
197201770G

Investor Relations Contact
Phone 65-6541 8203
Fax 65-6541 8204

www.sats.com.sg



Taking Flight. 24/7.
Summary Report 2007/2008

sats
one with you

We aim to be the first choice provider of airline ground services and inflight solutions by leveraging on our capability to exceed users' expectations.

(for the last five financial years)

2003-04

Revenue
$868.7m

PATMI
$188.2m

Total assets
$1,559m

Ordinary dividend per share
8.0¢



sats

Presence in
14 airports
07 countries

Number of joint ventures
12

2005-06

Revenue
$932.0m

PATMI
$188.6m

Total assets
$1,718m

Ordinary dividend per share
10.0¢



Presence in
23 airports
10 countries

Number of joint ventures
15

TODAY

Revenue
$958.0m

PATMI
$194.9m

Total assets
$1,850m

Ordinary dividend per share
14.0¢



Presence in
40 airports
09 countries

Number of joint ventures
18



Financial year ended 31 March 2008

1 August 2007
Announcement of 1Q FY2007-08 results

31 October 2007
Announcement of 2Q FY2007-08 results

1 November 2007
Analysts and media briefing for
2Q FY2007-08 results

29 November 2007
Payment of Interim Dividend

28 January 2008
Announcement of 3Q FY2007-08 results

9 May 2008
Announcement of 4Q FY2007-08 results
Analysts and media briefing for
4Q FY2007-08 results

13 June 2008
Despatch of Summary Report to shareholders

27 June 2008
Despatch of Annual Report to shareholders

24 July 2008
Annual General Meeting

1 August 2008
Book closure date

13 August 2008
Proposed payment of Final Dividend

24 July 2008

4 November 2008

January 2009

May 2009

	2007-08	2006-07	2005-06	2004-05	2003-04
Financial statistics					
Group ($ million)					
Total revenue	958.0	945.7	932.0	975.7	868.7
Total expenditure	783.7	792.5	747.9	781.5	679.4
Operating profit	174.3	153.2	184.1	194.2	189.3
Profit before tax	248.7	219.8	246.1	217.3	216.1
Profit after tax	195.2	179.0	189.2	168.1	188.1
Profit attributable to equity holders of the Company	194.9	178.2	188.6	167.8	188.2
Equity attributable to equity holders of the Company	1,383.9	1,314.2	1,202.5	1,061.1	1,228.1
Total assets	1,849.5	1,804.2	1,717.9	1,593.2	1,558.6
Total debt	208.0	202.8	247.5	249.0	49.7
Value added	682.5	675.1	665.1	671.7	627.1
Economic value added	53.9	60.7	79.8	92.7	80.4
Financial ratios					
Return on equity holders' funds (%)	14.4	14.2	16.7	14.7	16.3
Total debt equity ratio (times)	0.15	0.15	0.21	0.23	0.04
Return on total assets (%)	10.7	10.2	11.4	10.7	11.6
Per share data					
Earnings after tax (cents)					
– basic	18.2	17.0	18.2	16.5	18.8
– diluted	17.9	16.9	18.1	16.3	18.7
Net asset value ($)	1.29	1.24	1.15	1.03	1.22
Interim dividend (cents)	4.0	4.0	4.0	3.0	3.0
Proposed final dividend (cents)	10.0	6.0	6.0	6.0	5.0
Special dividend (cents)	–	5.0	–	–	37.0
Dividend cover (times)	1.3	1.4	2.3	2.3	0.5
Dividend payout (%)	*77.3	48.5	44.4	44.3	33.9

* estimate

	2007-08	2006-07	2005-06	2004-05	2003-04
Operating statistics					
Employee productivity					
Average number of employees	7,938	7,461	7,660	8,521	9,374
Revenue per employee ($)	120,691	126,747	121,675	114,509	92,668
Value added per employee ($)	85,979	90,477	86,831	78,824	66,897
Value added per $ employment costs	1.85	1.76	1.91	1.73	1.83
Operating data					
Airfreight throughput (in million tonnes)	1.57	1.55	1.49	1.42	1.38
Passengers served (in millions)	31.65	29.27	27.32	25.27	21.24
Inflight meals prepared (in millions)	25.72	24.74	24.19	23.53	19.73
Flights handled (in thousands)	85.95	84.52	84.11	76.09	63.13

Notes:
1 SATS' financial year is from 1 April to 31 March. Throughout this report, all financial figures are stated in Singapore Dollars, unless stated otherwise.
2 Returns on equity holders' funds is the profit attributable to equity holders of the Company expressed as a percentage of the average equity holders' funds.
3 Total debt equity ratio is total debts divided by equity attributable to equity holders of the Company at 31 March.
4 Basic earnings per share is computed by dividing the profit attributable to equity holders of the Company by the weighted average number of fully paid shares in issue.
5 Diluted earnings per share is computed by dividing the profit attributable to equity holders of the Company by the weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.
6 Net asset value per share is computed by dividing equity attributable to equity holders of the Company by the ordinary shares in issue at 31 March.
7 Dividend cover is profit attributable to equity holders of the Company divided by total dividend (net of tax).
8 Payout ratio is total ordinary dividend (net of tax) divided by profit attributable to equity holders of the Company.

PATMI

$194.9m

Total dividend payout ($m)



150.7
FY06-07*
130.5
FY05-06
83.7
FY04-05
74.4
FY03-04*
366.1

* Includes special dividends

Dividend payout ratio* (%)



77.3
FY06-07
48.5
FY05-06
44.4
FY04-05
44.3
FY03-04
33.9

* Excludes special dividends

Dear Shareholders,

SATS witnessed two historic milestones in the financial year 2007-08. We were the first ground handling company in the world to handle the A380 superjumbo. In addition, as the only ground handler commencing operations at Terminal 3 in January 2008, we contributed towards the successful opening of the new terminal at Singapore Changi Airport.

The year, however, was not without challenges. At home, we continued to operate in a highly competitive business environment while facing higher inflation. The global economic uncertainty also cast a shadow over the aviation industry.

SATS must continue to reinvent itself in this challenging environment. With the appointment of Clement Woon as our President and Chief Executive Officer, we are opening a new chapter by taking a fresh look at our business strategies to prepare ourselves for a new phase of growth.

We will broaden our relationships with customers and serve them in more locations, even if this means moving beyond the Asia Pacific region. We will also strengthen our product and service offerings to improve the performance of our current core businesses and better cater to specific market segments including the low-cost carriers. Where possible, SATS will move into related businesses such as food and hospitality management, in order to exploit the full growth potential of the air travel industry.

The emerging new opportunities are exciting. We want to be amply prepared to benefit from these opportunities. The new financial year 2008-09 will be a period when we will consolidate our position and make preparations to gear up for our next phase of growth.

An overview of our financial results

SATS turned in a reasonable set of results in FY2007-08. Our revenue grew 1.3 percent to $958.0 million on the back of higher business volumes. Our expenditure declined 1.1 percent to $783.7 million as a result of lower profit sharing bonus provisions arising from the de-linking from SIA Group's profitability, but was partially offset by higher staff costs, counter rentals at Terminals 2 and 3, and raw material costs.

As a result, our operating profit rose 13.8 percent to $174.3 million, compared to $153.2 million in the previous year.

Profit contribution from our overseas associates fell 14.2 percent to $44.7 million mainly because of higher costs incurred by Asia Airfreight Terminal as a result of the addition of a second cargo terminal, and Beijing Aviation Ground Services, in preparation for the new Terminal 3 operations at Beijing Capital International Airport.



Profit before exceptional item, at $231.4 million, was 5.3 percent higher. Including the sale of SATS Express Courier Centre 2 in January 2008 which resulted in an exceptional gain of $17.3 million, our profit before tax increased 13.1 percent to $248.7 million.

Our net income attributable to shareholders improved by 9.4 percent to $194.9 million, delivering a 7.1 percent growth in earnings per share to 18.2 cents.

Dividends

The Board has reviewed the efficiency of SATS' capital structure and concluded that by adopting a higher dividend payout, SATS would be able to move towards a more efficient capital structure, while at the same time retaining the flexibility to pursue appropriate investments as and when such opportunities arise.

Accordingly, your Board of Directors has recommended a final ordinary dividend of 10 cents per share (tax-exempt one-tier). Together with the interim ordinary dividend of 4 cents per share, the total ordinary dividend for FY2007-08 will be 14 cents per share, compared to 10 cents per share last year. The total dividend payout is expected to be $150.7 million.

The recommendation for the final dividend will be subject to shareholders' approval at the forthcoming Annual General Meeting on 24 July 2008.

SATS in Singapore

We have successfully upheld our market position at Singapore Changi Airport. We continue to handle about 80 percent of the scheduled flights and serve more than 65 percent of the airlines operating out of Singapore Changi Airport.

Our operating data for FY2007-08 showed that the number of passengers handled rose 8.2 percent to 31.65 million while flights handled increased by 1.7 percent to 85,950. Gross meals produced hit 25.72 million, an increase of 4.0 percent over the previous financial year while cargo throughput gained 1.7 percent to reach 1.57 million tonnes.

During the year in review, SATS secured and renewed many contracts with several airline customers including All Nippon Airlines, Air India, British Airways, Cathay Pacific Airways, Etihad Airways, Qantas Airways, Shanghai Airlines Cargo, Shenzhen Airlines and Xiamen Airlines. We saw a few airline customers suspending their operations at Singapore Changi Airport, including Air Sahara, Air Seychelles, Gulf Air and Pakistan Airlines. We also lost the ground handling contracts for Jetstar Airways International, Qatar Airways and Transmile Air to competition.

The introduction of the A380 in October 2007 had been an exciting event for SATS. Being the first in the world to handle this superjumbo, we developed new systems and procedures to prepare our people to meet the unique challenges of handling this aircraft. We also introduced new equipment to ensure quick aircraft turnaround time.

The opening of Terminal 3 in January 2008 was another landmark development at Singapore Changi Airport. We were the first ground handler to commence operations at the new terminal. Operating dual terminals for Singapore Airlines was a complex task, where we had to migrate part of our Terminal 2 operations to Terminal 3 and ensure a smooth integration of our operations across both terminals.

As recognition of our continuous pursuit of service excellence and increased productivity, SATS was named the 'Best Air Cargo Terminal Operator in Asia' in the 2008 Asian Freight & Supply Chain Awards (AFSCA) for the 11th time. We also won the 'Most Friendly Airport for Cargo 2006-07' award presented by the Federation of Asia Pacific Aircargo Associations (FAPAA) for scoring high on our cargo delivery time, competitive costs and level of customer service amongst other criteria.

In addition, we garnered a total of 497 awards at the Service Excellence Awards 2007 (EXSA) organised by SPRING Singapore. Of these, 296 were Silver awards, 108 were Gold awards and 92 were Star awards. One of our staff from the Passenger Services division was conferred the SuperStar award for Airport sector, the highest service honour for EXSA.

We would like to commend all our staff for their noteworthy achievements.

To continue improving on our productivity, we implemented the LEAN Management programme across all our major divisions, namely ground handling, catering and cargo handling, and this resulted in a total cost savings of about $1.5 million during the year.

Our success has been made possible with the commendable contribution from our staff and cooperation from the unions. Starting from the year in review, our profit-sharing bonus formula has been de-linked from the SIA Group and going forward, staff will benefit directly from the success of SATS as bonuses are directly tied to our Company's performance.

A key focus moving forward will be SATS' increased emphasis on our customers. We aim to be the first-choice partner for every airline and for this to happen, we will strengthen our portfolio of products and services, with the flexibility of tailoring our offerings to meet the specific needs of our diverse range of customers. We will also work very closely with our customers and continue to uphold our service delivery to effectively execute our customers' brand promise.

We are optimistic about the prevailing opportunities at home. Singapore Changi Airport will continue to be an international travel hub, not just for premium and mainline carriers, but low-cost carriers as well. In addition, significant events such as the inaugural Singapore Formula One night race in September 2008 and the opening of the two Integrated Resorts in 2009 will further drive passenger traffic at Singapore Changi Airport.

SATS abroad

Today, SATS operates in 40 airports across Asia.

In India, we further strengthened our partnership with NACIL (National Aviation Company India Limited – the merged entity of Air India and Indian Airlines), by collaborating with our partner to secure one of the two ground handling concessions at the new Rajiv Gandhi International Airport in Hyderabad. The new airport has commenced operations since 23 March 2008 and the NACIL-SATS joint venture is providing ground handling services to several established international carriers.

In China, we announced that our ground handling associate, Beijing Aviation Ground Services (BGS), had completed its expansion into eight airports in China including Tianjin, Nanchang, Wuhan, Chongqing, Guiyang, Changchun, Hohhot and Harbin.



"We have successfully upheld our market position at Singapore Changi Airport. We continue to handle about 80 percent of the scheduled flights and serve more than 65 percent of the airlines operating out of Singapore Changi Airport."



"In total, the SATS' overseas network already commands revenues of over $700 million. This is set to grow in concert with our focus to expand overseas."

We also further extended our reach into Macau through our subsidiary, Country Foods, which partnered Valeo Strategic Investments and Good View Fruits to set up Country Foods Macau. This joint venture company will provide food materials to cater to casino, resort and restaurant operators in Macau, which has a growing stature as a leading entertainment and leisure destination. It is one example of our ability to leverage on our core competency in inflight catering and extend it to the non-aviation market.

SATS will continue to push growth overseas. We will be driven by our aspiration to serve our key customers in more locations. China and India remain important markets for us as these emerging markets continue to be attractive as they undergo further liberalisation and enjoy strong growth in air passenger traffic in tandem with their GDP growth. In total, the SATS' overseas network already commands revenues of over $700 million. This is set to grow in concert with our focus to expand overseas.

A note of appreciation

On behalf of the Board, I wish to extend my gratitude to the management and staff for their hard work and commitment, and thank the unions for their support in helping us engage our people. In addition, I would like to thank our airline customers, business partners and associates for their strong support.

I also wish to express my appreciation to my fellow directors for their invaluable contributions, in particular, Chew Choon Seng who is stepping down as Deputy Chairman of SATS at the forthcoming Annual General Meeting on 24 July 2008. Choon Seng has served unstintingly on the Board over the last 12 years, including the four years before the Company was listed. He has definitely made an indelible mark on SATS.

At the same time, I would like to extend a warm welcome to our two new directors, Rajiv Behari Lall and David Zalmon Baffsky, who joined our Board on 5 May 2008 and 15 May 2008 respectively. Rajiv's expertise in private equity and international capital markets, and David's wealth of experience in hotel management and tourism will be invaluable in steering our growth strategy going forward.

During the year, SATS saw the departure of President and Chief Executive Officer, Ng Chin Hwee, who has rejoined SIA. Chin Hwee's service to SATS was exemplary. He led the Company through one of its most testing times when it underwent restructuring in 2004 on the back of a very difficult time for the aviation industry. He was also responsible for some of the most exciting times at SATS, including the corporate rebranding in 2005. He showed his commitment to SATS by working tirelessly to ensure a smooth transition of leadership. On behalf of the Board, I would like to thank Chin Hwee for his efforts and wish him every success with SIA.

SATS' new President and Chief Executive Officer, Clement Woon, came onboard in November 2007. Clement's extensive global experience placed him in the ideal position to take up the reins at SATS. While it has only been a few months, SATS is already benefiting from Clement's leadership and the Board is confident that he will take the Company to greater heights.

Finally, to all Shareholders, thank you for your confidence in SATS and your constant feedback and support as we work towards a common goal to make SATS the partner of choice for the aviation industry.

Thank you.

Edmund Cheng Wai Wing
Chairman

16 May 2008

Important note
The summary financial report as set out on pages 9 to 22 does not contain sufficient information to allow for a full understanding of the results and state of affairs of the Company or of the Group. For further information, the full annual financial statements, the auditors' report on those financial statements, and the directors' report should be consulted. Shareholders may request a copy of the full annual report at no cost from the Company Secretary. Please use the request form at the end of this summary financial report.

The directors have pleasure in presenting their report together with the audited financial statements of the Group and the balance sheets and statements of changes in equity of the Company for the financial year ended 31 March 2008.

1 Directors of the Company

The names of the directors in office at the date of this report are:

Edmund Cheng Wai Wing	–	Chairman
Chew Choon Seng	–	Deputy Chairman
Khaw Kheng Joo		
Rajiv Behari Lall	–	(Appointed on 5 May 2008)
Ng Kee Choe		
Ow Chin Hock		
Keith Tay Ah Kee	–	(Appointed on 26 July 2007)
Yeo Chee Tong		

2 Directors' interests in ordinary shares, share options and debentures

The following directors who held office at the end of the financial year have, according to the register of directors' shareholdings required to be kept under Section 164 of the Companies Act, Cap. 50, an interest in the ordinary shares, share options and debentures of the Company, the Company's immediate holding company and subsidiary companies of the Company's immediate and ultimate holding company, as stated below:

	Direct interest		Deemed interest	
Name of director	1.4.2007/ Date of appointment	31.3.2008	1.4.2007/ Date of appointment	31.3.2008
Interest in Singapore Airlines Limited				
Ordinary shares				
Chew Choon Seng	214,000	**200,000**	–	–
Options to subscribe for ordinary shares				
Chew Choon Seng	1,194,000	**1,194,000**	–	–
Conditional award of restricted shares				
Chew Choon Seng	30,000	**77,025**	–	–
Conditional award of performance shares				
Chew Choon Seng	27,000	**72,025**	–	–
Interest in Singapore Airport Terminal Services Limited				
Ordinary shares				
Chew Choon Seng	10,000	**10,000**	–	–
Ng Kee Choe	11,000	**11,000**	–	–
Keith Tay Ah Kee	35,000	**35,000**	–	–
Interest in SIA Engineering Company Limited				
Ordinary shares				
Chew Choon Seng	20,000	**20,000**	–	–

2 Directors' interests in ordinary shares, share options and debentures (continued)

Name of director	Direct interest 1.4.2007/ Date of appointment	Direct interest 31.3.2008	Deemed interest 1.4.2007/ Date of appointment	Deemed interest 31.3.2008
Interest in Singapore Telecommunications Limited				
Ordinary shares				
Chew Choon Seng	10,500	**10,500**	–	–
Khaw Kheng Joo	1,360	**1,360**	1,550	**1,550**
Ng Kee Choe	1,540	**1,540**	190	**190**
Ow Chin Hock	11,900	**11,900**	11,061	**11,061**
Yeo Chee Tong	5,315	**5,315**	1,537	**1,537**
Keith Tay Ah Kee	26,650	**26,650**	–	–
Interest in SNP Corporation Limited				
Ordinary shares				
Edmund Cheng Wai Wing	–	–	35,000	**65,000**
Yeo Chee Tong	361,500	**816,500**	948,053	**948,053**
Options to subscribe for ordinary shares				
Edmund Cheng Wai Wing	190,000	**193,000**	–	–
Yeo Chee Tong	860,000	**1,195,000**	–	–
Interest in SMRT Corporation Limited				
Ordinary shares				
Chew Choon Seng	50,000	**50,000**	–	–
Interest in Chartered Semiconductor Manufacturing Limited				
Ordinary shares				
Ow Chin Hock	–	–	10,000	**10,000**
Interest in Mapletree Logistics Trust Management Limited				
Unit holdings in Mapletree Logistics Trust				
Edmund Cheng Wai Wing	220,000	**220,000**	–	–
SP AusNet				
Stapled Securities				
Ng Kee Choe	150,000	**150,000**	–	–
Ow Chin Hock	–	–	4,000	**4,000**
Keith Tay Ah Kee	100,000	**100,000**	–	–
Interest in PT Bank Danamon Indonesia Tbk				
Ordinary shares				
Ng Kee Choe	50,000	**50,000**	–	–
Interest in TeleChoice International Limited				
Ordinary shares				
Yeo Chee Tong	9,000	**9,000**	–	–
Interest in Singapore Technologies Engineering Limited				
Ordinary shares				
Yeo Chee Tong	–	–	2,568	**2,568**
Interest in Singapore Post Limited				
Ordinary shares				
Keith Tay Ah Kee	128,350	**128,350**	–	–

There was no change in any of the above-mentioned interests between the end of the financial year and 21 April 2008, except for Mr Edmund Cheng Wai Wing whose interest in the ordinary shares of STATS ChipPAC Ltd as at 21 April 2008 was 200,000.

Dr Rajiv Behari Lall was appointed as new director on 5 May 2008. He held 12,996 ordinary shares in CapitaLand Limited as at date of appointment.

2 Directors' interests in ordinary shares, share options and debentures (continued)

Neither at the end of the financial year, nor at any time during that financial year, did there subsist any arrangements to which the Company is a party, whereby directors might acquire benefits by means of the acquisition of shares and share options in, or debentures of, the Company or any other body corporate, other than pursuant to the Employee Share Option Plan of its immediate holding company, and the subsidiary companies of the Company's ultimate holding company.

Except as disclosed in this report, no director who held office at the end of the financial year had interests in ordinary shares, share options or debentures of the Company, or of related corporations, either at the beginning of the financial year, or date of appointment if later, or at the end of the financial year.

3 Directors' contractual benefits

Except as disclosed in the financial statements, since the end of the previous financial year, no director of the Company has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director, or with a firm of which the director is a member, or with a company in which the director has a substantial financial interest.

4 Options on shares in the Company

i) Employee Share Option Plan

The SATS Employee Share Option Plan (the "Plan"), which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees, was adopted in connection with the initial public offering undertaken by the Company in 2000 and a summary of which was set out in the Prospectus issued by the Company dated 4 May 2000. The Plan was modified at an extraordinary general meeting held on 7 July 2001 and was subsequently modified by the Company (as announced on 4 June 2003) and at extraordinary general meetings held on 19 July 2003 and 20 July 2004.

Under the Plan, all options to be issued will have a term no longer than 10 years from the date of grant. The exercise price of the option will be the average of the closing prices of the Company's ordinary shares on the Singapore Exchange Securities Trading Limited ("SGX-ST") for the five market days immediately preceding the date of grant.

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:

a) one year after the date of grant for 25% of the ordinary shares subject to the options;
b) two years after the date of grant for an additional 25% of the ordinary shares subject to the options;
c) three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and
d) four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

At the date of this report, the Remuneration and Human Resource Committee administering the Plan comprises the following directors:

Edmund Cheng Wai Wing	–	Chairman
Chew Choon Seng	–	Member
Yeo Chee Tong	–	Member

No options have been granted to directors of the Company, controlling shareholders of the Company or their associates, or parent group employees.

No employee has received 5% or more of the total number of options available under the Plan.

The options granted by the Company do not entitle the holders of the options, by virtue of such holding, to any right to participate in any share issue of any other company.

During the financial year, in consideration of the payment of $1 for each offer accepted, offers of options were granted pursuant to the Plan in respect of 14,201,500 unissued ordinary shares in the Company at an exercise price of $3.01 per share.

4 Options on shares in the Company (continued)

i) Employee Share Option Plan (continued)

At the end of the financial year, options to take up 55,873,275 unissued ordinary shares in the Company were outstanding:

Date of grant	Balance at 1.4.2007/ Date of grant*	Lapsed	Exercised	Not accepted	Balance at 31.3.2008	Exercise price**	Exercisable period
28.3.2000	9,712,500	205,800	3,912,500	–	**5,594,200**	S$2.15	28.3.2001 - 27.3.2010
3.7.2000	3,215,550	110,400	1,010,500	–	**2,094,650**	S$1.75	3.7.2001 - 2.7.2010
2.7.2001	928,300	84,400	152,000	–	**691,900**	S$1.19	2.7.2002 - 1.7.2011
1.7.2002	2,243,750	33,800	749,850	–	**1,460,100**	S$1.55	1.7.2003 - 30.6.2012
1.7.2003	2,226,305	8,500	721,105	–	**1,496,700**	S$1.42	1.7.2004 - 30.6.2013
1.7.2004	9,053,300	42,180	3,781,920	–	**5,229,200**	S$2.04	1.7.2005 - 30.6.2014
1.7.2005	15,390,850	149,900	4,368,000	–	**10,872,950**	S$2.22	1.7.2006 - 30.6.2015
3.7.2006	14,738,100	228,940	14,185	–	**14,494,975**	S$2.05	3.7.2007 - 2.7.2016
2.7.2007	14,201,500	154,400	–	108,500	**13,938,600**	S$3.01	2.7.2008 - 1.7.2017
	71,710,155	1,018,320	14,710,060	108,500	**55,873,275**		

* Balance as at date of the most recent grant.

** Following approval by the Company's shareholders of the declaration of a special dividend of $0.05 per share on 26 July 2007, the Committee administering the Plan approved a $0.05 reduction in the exercise prices of all shares options outstanding on 30 July 2007. The exercise prices reflected here are the exercise prices after such adjustment.

ii) Restricted Share Plan ("RSP") and Performance Share Plan ("PSP")

At the extraordinary general meeting of the Company held on 19 July 2005, the shareholders approved the adoption of two new share plans, namely the RSP and the PSP, in addition to the Employee Share Option Plan.

Depending on the achievement of pre-determined targets over a two-year period for the RSP and a three-year period for the PSP, the final number of restricted shares and performance shares awarded could range between 0% and 120% of the initial grant of the restricted shares and between 0% and 150% of the initial grant of the performance shares.

Based on meeting stated performance conditions over a two-year performance period, 50% of the RSP award will vest. The balance will vest equally over the subsequent two years with fulfilment of service requirements. PSP awards will vest based on meeting stated performance conditions over a three-year performance period.

At the date of this report, the Remuneration and Human Resource Committee which administers the RSP and PSP comprises the following directors:

Edmund Cheng Wai Wing	–	Chairman
Chew Choon Seng	–	Member
Yeo Chee Tong	–	Member

No shares have been granted to controlling shareholders or their associates, or parent group employees under the RSP and PSP.

No employee has received 5% or more of the total number of shares granted under the Employee Share Option Plan, RSP and PSP.

4 Options on shares in the Company (continued)

ii) **Restricted Share Plan ("RSP") and Performance Share Plan ("PSP")** (continued)

The details of the shares awarded under the new share plans during the year since commencement of the RSP and PSP are as follows:

RSP

	Number of ordinary shares			
Date of grant	Balance at 1.4.2007/ Later date of grant	Adjustment #	Cancelled	Balance at 31.3.2008
2.10.2006	182,030	2,666	(7,770)	**176,926**
27.7.2007	345,750	–	–	**345,750**
	527,780	2,666	(7,770)	**522,676**

PSP

	Number of ordinary shares			
Date of grant	Balance at 1.4.2007/ Later date of grant	Adjustment #	Cancelled	Balance at 31.3.2008
2.10.2006	84,360	1,291	–	**85,651**
27.7.2007	98,200	–	–	**98,200**
	182,560	1,291	–	**183,851**

Following approval by SATS' shareholders of the declaration of a special dividend of $0.05 per share on 26 July 2007, the Committee administering the SATS RSP and SATS PSP approved a revision in all outstanding restricted shares and performance shares under SATS RSP and SATS PSP respectively. The number of outstanding restricted shares and performance shares reflected here are after such adjustment.

5 **Audit and Risk Management Committee**

The Audit and Risk Management Committee performed the functions specified in the Companies Act. The functions performed are detailed in the Corporate Governance Report.

6 **Auditors**

The auditors, Ernst & Young, Public Accountants and Certified Public Accountants, have expressed their willingness to accept re-appointment.

On behalf of the Board,

Edmund Cheng Wai Wing
Chairman

Chew Choon Seng
Deputy Chairman

Dated this 8th day of May 2008

Pursuant to Section 201(15)

We, EDMUND CHENG WAI WING and CHEW CHOON SENG, being two of the directors of SINGAPORE AIRPORT TERMINAL SERVICES LIMITED, do hereby state that in the opinion of the directors:

a) the accompanying consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company, together with notes thereto are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2008, the changes in equity of the Group and of the Company, the results of the business and the cash flows of the Group for the financial year ended on that date; and

b) at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Board,

Edmund Cheng Wai Wing
Chairman

Chew Choon Seng
Deputy Chairman

Dated this 8th day of May 2008

Independent Auditors' Report

To the members of Singapore Airport Terminal Services Limited

We have examined the accompanying summary financial statement set out on pages 16 to 22.

In our opinion, the summary financial statement is consistent, in all material respects, with the financial statements and the directors' report of Singapore Airport Terminal Services Limited and its subsidiary companies for the financial year ended 31 March 2008 from which they were derived, and complies with the requirements of S203A of the Companies (Amendment) Act 1995, and regulations made thereunder.

In our auditor's report dated 8 May 2008, which is reproduced below, we expressed an unqualified opinion on the financial statements of Singapore Airport Terminal Services Limited and its subsidiary companies:

"We have audited the accompanying financial statements of Singapore Airport Terminal Services Limited (the Company) and its subsidiaries (collectively, the Group) set out on pages # to #, which comprise the balance sheets of the Group and the Company as at 31 March 2008, the statements of changes in equity of the Group and the Company, the profit and loss account and cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the "Act") and Singapore Financial Reporting Standards. This responsibility includes devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss account and balance sheets and to maintain accountability of assets; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion,

i) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2008 and the results, changes in equity and cash flows of the Group and the changes in equity of the Company for the year ended on that date; and

ii) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act."

Ernst & Young
Public Accountants and Certified Public Accountants

SINGAPORE
Dated this 8th day of May 2008

Note:
The page numbers are stated in the Auditors' report dated 8 May 2008 included in the SATS Annual Report for the financial year ended 31 March 2008.

For the year ended 31 March 2008 (In $ Thousands)

	GROUP	
	2007-08	2006-07
Revenue	**958,042**	945,659
Expenditure		
Staff costs	**(426,691)**	(441,226)
Cost of raw materials	**(86,466)**	(81,715)
Licensing fees	**(61,854)**	(60,384)
Depreciation and amortisation charges	**(59,179)**	(65,697)
Company accommodation and utilities	**(69,720)**	(64,745)
Other costs	**(79,758)**	(78,752)
	(783,668)	(792,519)
Operating profit	**174,374**	153,140
Interest on borrowings	**(6,142)**	(6,160)
Interest income	**15,719**	18,171
Dividend from long-term investment, gross	**1,119**	951
Share of profits of associated companies	**44,711**	52,076
Gain on disposal of property, plant and equipment	**240**	153
Amortisation of deferred income	**1,413**	1,439
Profit before exceptional item	**231,434**	219,770
Exceptional item	**17,342**	–
Profit before tax	**248,776**	219,770
Taxation	**(53,597)**	(40,783)
Profit after taxation	**195,179**	178,987
Profit attributable to:		
Equity holders of the Company	**194,909**	178,218
Minority interests	**270**	769
Profit for the year	**195,179**	178,987
Dividends paid:		
Final dividend of 6 cents (2007: 6 cents) per ordinary share less 18% (2007: 20%) tax in respect of previous financial year	**52,874**	50,314
Special dividend of 5 cents per ordinary share less 18% tax in respect of previous financial year	**44,062**	–
Interim dividend of 4 cents per ordinary share less 20% tax in respect of current financial year	**–**	33,560
Interim dividend of 4 cents per ordinary share (one-tier tax exempt)	**43,053**	–
	139,989	83,874
Basic earnings per share (cents)	**18.2**	17.0
Diluted earnings per share (cents)	**17.9**	16.9

At 31 March 2008 (In $ Thousands)

	GROUP		COMPANY	
	31.3.2008	31.3.2007	31.3.2008	31.3.2007
Share capital	**250,079**	215,536	**250,079**	215,536
Reserves				
Revenue reserve	**1,165,972**	1,111,298	**914,041**	895,801
Foreign currency translation reserve	**(54,156)**	(31,159)	**–**	–
Share-based compensation reserve	**16,796**	12,977	**16,796**	12,977
Fair value reserve	**(684)**	(85)	**(684)**	(85)
Statutory reserve	**5,900**	5,582	**–**	–
	1,133,828	1,098,613	**930,153**	908,693
Equity attributable to equity holders of the Company	**1,383,907**	1,314,149	**1,180,232**	1,124,229
Minority interests	**3,996**	3,916	**–**	–
Total equity	**1,387,903**	1,318,065	**1,180,232**	1,124,229
Deferred taxation	**47,908**	53,489	**30,984**	32,711
Notes payable	**200,000**	200,000	**200,000**	200,000
Term loans	**3,374**	2,539	**–**	–
Finance leases	**3,835**	–	**–**	–
Deferred income	**22,779**	24,602	**22,779**	24,602
	1,665,799	1,598,695	**1,433,995**	1,381,542
Represented by:				
Property, plant and equipment				
Leasehold land and buildings	**451,119**	476,052	**–**	–
Progress payments	**5,462**	5,315	**698**	575
Others	**108,244**	119,028	**535**	718
	564,825	600,395	**1,233**	1,293
Investment properties	**–**	21,366	**434,509**	480,808
Subsidiary companies	**–**	–	**43,275**	43,275
Long-term investment	**7,886**	7,886	**7,886**	7,886
Associated companies	**333,313**	340,697	**270,819**	270,649
Loan to an associated company	**1,243**	1,988	**1,243**	1,988
Intangible assets	**7,540**	9,876	**547**	470
Other non-current assets	**8,202**	–	**8,202**	–
Current assets				
Trade debtors	**52,377**	51,238	**3,989**	4,886
Other debtors	**6,917**	7,713	**5,108**	6,320
Prepayments	**2,912**	2,765	**1,535**	1,424
Related companies	**184,203**	398,449	**106,643**	331,778
Associated companies	**426**	703	**426**	703
Loan to an associated company	**552**	612	**552**	612
Inventories	**13,891**	12,174	**289**	224
Short-term non-equity investments	**44,436**	73,500	**44,436**	73,500
Fixed deposits	**599,953**	255,755	**599,178**	255,005
Cash and bank balances	**20,874**	19,058	**13,045**	14,698
	926,541	821,967	**775,201**	689,150
Less:				
Current liabilities				
Trade creditors	**117,764**	150,162	**19,337**	24,113
Other creditors	**9,051**	5,890	**1,819**	2,074
Related companies	**–**	–	**69,371**	73,217
Provision for taxation	**56,115**	49,148	**18,393**	14,573
Term loans	**448**	280	**–**	–
Finance leases – current	**373**	–	**–**	–
	183,751	205,480	**108,920**	113,977
Net current assets	**742,790**	616,487	**666,281**	575,173
	1,665,799	1,598,695	**1,433,995**	1,381,542

For the year ended 31 March 2008 (In $ Thousands)

	Attributable to equity holders of the Company								
	Share capital	Revenue reserve	Share-based compen-sation reserve	Fair value reserve	Statutory reserve*	Foreign currency translation reserve	Total	Minority interests	Total equity
GROUP									
Balance at 31 March 2007	215,536	1,111,298	12,977	(85)	5,582	(31,159)	1,314,149	3,916	1,318,065
Transfer to statutory reserve	–	(318)	–	–	318	–	–	–	–
Foreign currency translation	–	–	–	–	–	(22,997)	(22,997)	–	(22,997)
Net fair value changes on available-for-sale assets	–	–	–	(599)	–	–	(599)	–	(599)
Net income/(expense) not recognised in the profit and loss account	–	(318)	–	(599)	318	(22,997)	(23,596)	–	(23,596)
Profit for the year	–	194,909	–	–	–	–	194,909	270	195,179
Net income and expense recognised for the year	–	194,591	–	(599)	318	(22,997)	171,313	270	171,583
Share-based payment	–	–	7,801	–	–	–	7,801	–	7,801
Share options exercised and lapsed	34,543	72	(3,982)	–	–	–	30,633	–	30,633
Dividends, net	–	(139,989)	–	–	–	–	(139,989)	(190)	(140,179)
Balance at 31 March 2008	**250,079**	**1,165,972**	**16,796**	**(684)**	**5,900**	**(54,156)**	**1,383,907**	**3,996**	**1,387,903**
GROUP									
Balance at 31 March 2006	179,812	1,018,136	10,025	(76)	4,117	(9,572)	1,202,442	3,327	1,205,769
Transfer to statutory reserve	–	(1,465)	–	–	1,465	–	–	–	–
Foreign currency translation	–	–	–	–	–	(21,587)	(21,587)	–	(21,587)
Net fair value changes on available-for-sale assets	–	–	–	(9)	–	–	(9)	–	(9)
Net income/(expense) not recognised in the profit and loss account	–	(1,465)	–	(9)	1,465	(21,587)	(21,596)	–	(21,596)
Profit for the year	–	178,218	–	–	–	–	178,218	769	178,987
Net income and expense recognised for the year	–	176,753	–	(9)	1,465	(21,587)	156,622	769	157,391
Share-based payment	–	–	6,593	–	–	–	6,593	–	6,593
Share options exercised and lapsed	35,724	283	(3,641)	–	–	–	32,366	–	32,366
Dividends, net	–	(83,874)	–	–	–	–	(83,874)	(180)	(84,054)
Balance at 31 March 2007	215,536	1,111,298	12,977	(85)	5,582	(31,159)	1,314,149	3,916	1,318,065

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

For the year ended 31 March 2008 (In $ Thousands)

	Share capital	Revenue reserve	Share-based compensation reserve	Fair value reserve	Total equity
COMPANY					
Balance at 31 March 2007	215,536	895,801	12,977	(85)	1,124,229
Net fair value changes on available-for-sale assets	–	–	–	(599)	(599)
Profit for the year	–	158,157	–	–	158,157
Net income and expense recognised for the year	–	158,157	–	(599)	157,558
Share-based payment	–	–	7,801	–	7,801
Share options exercised and lapsed	34,543	72	(3,982)	–	30,633
Dividends, net	–	(139,989)	–	–	(139,989)
Balance at 31 March 2008	**250,079**	**914,041**	**16,796**	**(684)**	**1,180,232**
COMPANY					
Balance at 31 March 2006	179,812	760,555	10,025	(76)	950,316
Net fair value changes on available-for-sale assets	–	–	–	(9)	(9)
Profit for the year	–	218,837	–	–	218,837
Net income and expense recognised for the year	–	218,837	–	(9)	218,828
Share-based payment	–	–	6,593	–	6,593
Share options exercised and lapsed	35,724	283	(3,641)	–	32,366
Dividends, net	–	(83,874)	–	–	(83,874)
Balance at 31 March 2007	215,536	895,801	12,977	(85)	1,124,229

For the year ended 31 March 2008 (In $ Thousands)

	2007-08	2006-07
Cash flows from operating activities		
Profit before taxation	**248,776**	219,770
Adjustments for:		
Interest income	**(15,719)**	(18,171)
Interest on borrowings	**6,142**	6,160
Dividend from long-term investment	**(1,119)**	(951)
Depreciation and amortisation charges	**59,179**	65,697
Effects of exchange rate changes	**476**	201
Gain on disposal of investment property	**(17,342)**	–
Gain on disposal of property, plant and equipment	**(240)**	(153)
Share of profits of associated companies	**(44,711)**	(52,076)
Share-based payment expense	**7,801**	6,593
Amortisation of deferred income	**(1,413)**	(1,439)
Operating profit before working capital changes	**241,830**	225,631
Increase in debtors	**(380)**	(6,488)
Increase in prepayments	**(147)**	(111)
(Increase)/decrease in inventories	**(1,717)**	1,066
Increase in amounts owing by related companies	**(9,323)**	(4,733)
(Decrease)/increase in creditors	**(30,519)**	42,173
Decrease /(increase) in amounts due from associated companies	**277**	(332)
Cash generated from operations	**200,021**	257,206
Interest paid to third parties	**(6,142)**	(6,160)
Income taxes paid	**(38,705)**	(48,750)
Net cash provided by operating activities	**155,174**	202,296
Cash flows from investing activities		
Capital expenditure	**(15,076)**	(12,815)
Repayment of loan from associated company	**805**	636
Dividends from associated companies	**15,592**	14,591
Dividend from long-term investment	**1,119**	951
Proceeds from disposal of investment property	**38,000**	-
Proceeds from disposal of property, plant and equipment	**295**	196
Interest received from deposits	**16,182**	18,715
Sale/(purchase) of short-term non-equity investments	**28,464**	(24,577)
Capital expenditure for setting up associated companies	**(8,202)**	–
Net cash provided by/(used in) investing activities	**77,179**	(2,303)
Cash flows from financing activities		
Bank charges on sale and leaseback arrangement	**(410)**	(213)
Proceeds from term loans	**1,300**	-
Repayment of term loans	**(297)**	(1,899)
Repayment of finance leases	**(54)**	-
Proceeds from exercise of share options	**30,633**	32,366
Dividends paid	**(139,989)**	(83,874)
Dividends paid by subsidiary companies to minority interests	**(190)**	(180)
Net cash used in financing activities	**(109,007)**	(53,800)
Net increase in cash and cash equivalents	**123,346**	146,193
Effect of exchange rate changes	**(476)**	(201)
Cash and cash equivalents at beginning of financial year	**577,453**	431,461
Cash and cash equivalents at end of financial year	**700,323**	577,453

1 General

Singapore Airport Terminal Services Limited (the "Company") is a limited liability company incorporated in the Republic of Singapore. The Company is a subsidiary of Singapore Airlines Limited and its ultimate holding company is Temasek Holdings (Private) Limited, both incorporated in the Republic of Singapore. Related companies in these financial statements refer to members of the group of companies owned or controlled by Singapore Airlines Limited.

The registered office of the Company is at 20 Airport Boulevard, Singapore 819659.

The Company is principally an investment holding company. Its other activities include rental of premises.

The principal activities of the Group are to provide the following services at Singapore Changi Airport to its airline customers:

- ground handling services including airfreight handling services, passenger services, baggage handling services and apron services;
- inflight catering services including aircraft interior cleaning and cabin handling services;
- aviation security services;
- airline laundry services; and
- airport cargo delivery management services.

The Group is also engaged in the activity of manufacturing of chilled and frozen meat, seafood products, soups, sauces, convenient meals, processed fruits and vegetables. There have been no significant changes in the nature of the activities during the financial year.

The consolidated financial statements for the financial year ended 31 March 2008 were authorised for issue in accordance with a resolution of the Directors on 8 May 2008.

2 Significant related party transactions (in $ Thousands)

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

In addition to the related party information disclosed elsewhere in the financial statements, the following significant related party transactions were entered into in the normal course of business on terms that prevail on arm's length basis during the financial year:

	GROUP		COMPANY	
	2007-08	2006-07	**2007-08**	2006-07
Services rendered by:				
Immediate holding company	**16,643**	22,629	**2,647**	2,817
Subsidiary companies	**–**	–	**160**	167
Related companies	**60**	80	**–**	–
	16,703	22,709	**2,807**	2,984
Sales to:				
Immediate holding company	**452,129**	438,132	**467**	733
Subsidiary companies	**–**	–	**68,174**	66,969
Related companies	**167,641**	163,321	**2,040**	2,026
Associated companies	**2,040**	2,209	**2,040**	2,209
	621,810	603,662	**72,721**	71,937

2 Significant related party transactions (in $ Thousands) (continued)

Directors' and key executives' remuneration of the Company:

	COMPANY	
	2007-08	2006-07
Key executives (excluding executive directors)		
Salary, bonuses and other costs	**2,457**	2,951
CPF and other defined contributions	**69**	53
Share-based compensation expense	**387**	346
	2,913	3,350
Directors		
Directors' fees	**620***	650

* Proposed

Share options granted to and exercised by key executives of the Company are as follows:

Name of participant	Aggregate options granted since commencement of scheme to end of financial year	Aggregate options exercised since commencement of scheme to end of financial year	Aggregate options outstanding at end of financial year
Ng Chin Hwee*	921,000	–	921,000
Karmjit Singh	1,265,800	(826,500)	493,300
Leong Kok Hong	592,500	(301,500)	291,000
Tan Chuan Lye	624,500	(220,000)	404,500
Andrew Lim Cheng Yueh	258,200	(28,550)	229,650
Yacoob Piperdi	377,950	(48,600)	329,350

Shares awarded under the new share plans during the year since the commencement of the Restricted Share Plan and Performance Share Plan are as follows:

Name of participant	Shares granted during financial year	Aggregate shares granted since commencement of plan to end of financial year	Aggregate shares vested since commencement of plan to end of financial year	Aggregate shares not released at end of financial year
Ng Chin Hwee*	97,541	198,251	–	198,251
Karmjit Singh	41,315	65,165	–	65,165
Leong Kok Hong	17,002	30,252	–	30,252
Tan Chuan Lye	23,268	40,768	–	40,768
Andrew Lim Cheng Yueh	16,907	23,907	–	23,907
Yacoob Piperdi	23,161	33,661	–	33,661

* At the end of the financial year, Mr Ng Chin Hwee is no longer in office.

Required by The Singapore Exchange Securities Trading Limited

1 **Interested person transactions (In $ Thousands)**

The interested person transactions entered into during the financial year ended 31 March 2008 and the immediately preceding financial year 2006-07 are listed below:

Name of interested person	Aggregate value of all interested person transactions entered into during the financial years below under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual (excluding transactions of value less than S$100,000) 2007-08	2006-07
National University Hospital (S) Pte Ltd	**20,339**	–
Singapore Airlines Limited	**10,200**	812
Singapore Food Industries Ltd	**1,413**	–
Senoko Energy Supply Pte Ltd	**717**	432
SIA Engineering Company Limited	**190**	–
Certis Cisco Security Pte Ltd	**157**	–
Asia Airfreight Terminal Co Ltd	**116**	–
SilkAir Pte Ltd	–	57,520
Jetstar Asia Pte Ltd and ValuAir Ltd	–	11,150
Singapore Airlines Cargo Pte Ltd	–	10,800
Tiger Airways Pte Ltd	–	5,028
Great Wall Airlines Co Ltd	–	3,350
Singapore Computer Systems Ltd	–	510
Total	**33,132**	89,602

There were no non-mandated interested person transactions (excluding transactions of value less than S$100,000 and transactions under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual) entered into during FY2007-08 and FY2006-07.

Note: All the above interested person transactions were done on normal commercial terms.

2 **Material contracts**

There are no material contracts between SATS and its subsidiaries involving the interests of President and Chief Executive Officer SATS, each SATS Director or controlling shareholder (as defined in the SGX-ST Listing Manual), either still subsisting at the end of the financial year 2007-08, or if not then subsisting, entered into since the end of the previous financial year 2006-07, other than:

a) the two corporate services agreements both dated 24 March 2000 between SATS and Singapore Airlines Limited ("SIA");

b) the two corporate services agreements both dated 17 February 2000 between SATS and SIA Engineering Company Limited ("SIAEC");

c) the apportionment of services agreement dated 24 March 2000 between SATS, SIA and SIAEC;

d) the ground handling and catering agreements between SATS and SIA and SATS and SilkAir Pte Ltd (a subsidiary of SIA) respectively;

e) the ground handling agreement between SATS and Singapore Airlines Cargo Pte Ltd (a subsidiary of SIA);

f) the agreement for the laundering of airline linen dated 1 October 1999 between Aero Laundry and Linen Services Pte Ltd ("ALLS") (a subsidiary of SATS) and SIA; and

g) where applicable, as disclosed in Note 33 (Related Party Transactions) of the notes to the financial statements, and Interested Person Transactions listed above, or disclosed in the equivalent sections in previous SATS Annual Reports.

Number of shares in issue	: 1,076,518,980
Class of shares	: Ordinary shares
Voting rights	: 1 vote for 1 share

Analysis of shareholdings

Range of shareholdings	No. of shareholders	%	Amount of shareholdings	%
1 – 999	198	1.21	78,789	0.01
1,000 – 10,000	15,118	92.16	32,957,679	3.06
10,001 – 1,000,000	1,074	6.55	35,087,689	3.26
1,000,001 and above	14	0.08	1,008,394,823	93.67
Total	16,404	100.00	1,076,518,980	100.00

Major shareholders

No.	Name	No. of shares held	%
1	Singapore Airlines Limited	870,000,000	80.82
2	DBS Nominees Pte Ltd	52,842,417	4.91
3	Raffles Nominees Pte Ltd	30,124,327	2.80
4	Citibank Nominees Singapore Pte Ltd	17,919,500	1.66
5	Morgan Stanley Asia (Singapore) Securities Pte Ltd	11,017,000	1.02
6	DBSN Services Pte Ltd	8,033,410	0.75
7	United Overseas Bank Nominees Pte Ltd	4,295,700	0.40
8	HSBC (Singapore) Nominees Pte Ltd	3,735,500	0.35
9	DB Nominees (S) Pte Ltd	3,431,500	0.32
10	ING Nominees (Singapore) Pte Ltd	2,058,000	0.19
11	Phillip Securities Pte Ltd	1,362,669	0.13
12	OCBC Nominees Singapore Pte Ltd	1,223,800	0.11
13	Kim Eng Securities Pte. Ltd.	1,222,000	0.11
14	DBS Vickers Securities (S) Pte Ltd	1,129,000	0.10
15	Merrill Lynch (Singapore) Pte Ltd	851,600	0.08
16	CIMB-GK Securities Pte Ltd	654,000	0.06
17	Realty & Investment Holdings Pte Ltd	600,000	0.05
18	Citigroup GM Singapore Securities Pte Ltd	433,000	0.04
19	BNP Paribas Nominees Singapore Pte Ltd	401,000	0.04
20	UOB Kay Hian Pte Ltd	390,000	0.04
		1,011,724,423	93.98

Substantial shareholders

As at 16 May 2008, the substantial shareholders of the Company and their direct and deemed interests, as shown in the Company's Register of Substantial Shareholders, were as follows:

Name of substantial shareholder	No. of shares in which the substantial shareholder has a direct interest (representing percentage of total shareholding**)	No. of shares in which the substantial shareholder has a deemed interest (representing percentage of total shareholding**)	Total no. of shares in which the substantial shareholder is interested (representing percentage of total shareholding**)
Temasek Holdings (Private) Limited	–	*870,040,000 (approximately **80.82%)	870,040,000 (approximately **80.82%)
Singapore Airlines Limited	870,000,000 (approximately **80.82%)	–	870,000,000 (approximately **80.82%)

* Derived mainly through the direct interest of Singapore Airlines Limited.

** The shareholding percentages have been calculated based on a total issued share capital of 1,076,518,980 shares as at 16 May 2008.

Shareholding held by the public

Based on information available to the Company as at 16 May 2008, approximately 19.12% of the issued shares of the Company is held by the public (as defined in the SGX-ST Listing Manual). The Company hence confirms that Rule 723 of the SGX-ST Listing Manual has been complied with.

(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

NOTICE IS HEREBY GIVEN that the 35th Annual General Meeting of the Company will be held at the Olivia Room, Raffles City Convention Centre, Level 4, Swissôtel The Stamford Singapore, 2 Stamford Road, Singapore 178882, on Thursday 24 July 2008 at 3.00 p.m. to transact the following business:

Ordinary business

1 To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 March 2008 and the Auditors' Report thereon.

2 To declare a final dividend of 10 cents per share less income tax, for the year ended 31 March 2008. (FY2006-07: final dividend of 6 cents per share less income tax, and special dividend of 5 cents per share less income tax)

3 To re-elect Mr Khaw Kheng Joo, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

4 To re-elect Mr Edmund Cheng Wai Wing, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

5 To re-elect Dr Rajiv Behari Lall, who will retire in accordance with Article 90 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

6 To re-elect Mr David Zalmon Baffsky, who will retire in accordance with Article 90 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

7 To appoint Mr Mak Swee Wah as Director pursuant to Article 89 of the Company's Articles of Association.

8 To appoint Messrs Ernst & Young as Auditors of the Company to hold office until the next Annual General Meeting and to authorise the Directors to fix their remuneration.

9 To approve payment of Directors' fees of $620,000.00 for the year ended 31 March 2008. (FY2006-07: $650,152.00)

Special business

Ordinary resolutions

To consider and, if thought fit, to pass, with or without modifications, the following resolutions as Ordinary Resolutions:

10 That authority be and is hereby given to the Directors of the Company to:

a) i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 percent of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 10 percent of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with sub-paragraph (2) below);

2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued shares shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time this Resolution is passed, after adjusting for:

i) new shares arising from the conversion or exercise of any convertible securities or employee share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

ii) any subsequent bonus issue, consolidation or subdivision of shares;

3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

11 That the Directors be and are hereby authorised to:

a) offer and grant options in accordance with the provisions of the SATS Employee Share Option Plan ("**Share Option Plan**") and/or to grant awards in accordance with the provisions of the SATS Performance Share Plan ("**Performance Share Plan**") and/or the SATS Restricted Share Plan ("**Restricted Share Plan**") (the Share Option Plan, the Performance Share Plan and the Restricted Share Plan, together the "**Share Plans**"); and

b) allot and issue from time to time such number of ordinary shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Share Option Plan and/or such number of fully paid shares as may be required to be issued pursuant to the vesting of awards under the Performance Share Plan and/or the Restricted Share Plan,

provided always that the aggregate number of ordinary shares to be issued pursuant to the Share Plans shall not exceed 15 percent of the total number of issued ordinary shares (excluding treasury shares) in the capital of the Company from time to time.

12 That:

a) approval be and is hereby given, for the purposes of Chapter 9 of the listing manual ("**Chapter 9**") of the SGX-ST, for the Company, its subsidiaries and associated companies that are "entities at risk" (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in the Appendix to the Letter to Shareholders dated 13 June 2008 (the "**Letter to Shareholders**") with any party who is of the class of interested persons described in the Appendix to the Letter to Shareholders, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

b) the approval given in paragraph (a) above (the "**IPT Mandate**") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

c) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the IPT Mandate and/or this Resolution.

13 To transact any other business which may arise and can be transacted at an annual general meeting.

Closure of books

NOTICE IS HEREBY GIVEN that, subject to the approval of shareholders of the final dividend being obtained at the 35th Annual General Meeting of the Company to be held on 24 July 2008, the Transfer Books and Register of Members of the Company will be closed on 1 August 2008 for the preparation of dividend warrants.

Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrar, M & C Services Private Limited, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 31 July 2008 will be registered to determine shareholders' entitlements to the proposed final dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 p.m. on 31 July 2008 will be entitled to the proposed final dividend.

The final dividend if approved by shareholders, will be paid on 13 August 2008.

BY ORDER OF THE BOARD

Shireena Johan Woon
Company Secretary

Dated this 13th day of June 2008
Singapore

Explanatory notes

1 In relation to Ordinary Resolution Nos. 3 and 4, Mr Khaw Kheng Joo and Mr Edmund Cheng Wai Wing will be retiring from office at the Annual General Meeting pursuant to Article 83 of the Company's Articles of Association, and will be standing for re-election at the Annual General Meeting. Please refer to the sections on "**Board of Directors**" and "**Corporate Governance Report**" in the SATS Annual Report for FY2007-08 for more information relating to Mr Khaw and Mr Cheng. Mr Khaw and Mr Cheng are considered by the Nominating Committee to be independent Directors.

2 In relation to Ordinary Resolution Nos. 5 and 6, Dr Rajiv Behari Lall and Mr David Zalmon Baffsky were appointed as Directors on 5 May 2008 and 15 May 2008 respectively. Pursuant to Article 90 of the Company's Articles of Association, they will hold office only until the Annual General Meeting and are eligible and are standing for re-election. Dr Lall and Mr Baffsky are considered by the Nominating Committee to be independent Directors. Please refer to the sections on "**Board of Directors**" and "**Corporate Governance Report**" in the SATS Annual Report for FY2007-08 for more information relating to Dr Lall and Mr Baffsky.

3 In relation to Ordinary Resolution No. 7, please refer to the section on "**Board of Directors**" in the SATS Annual Report for FY2007-08 for more information relating to Mr Mak Swee Wah. The Nominating Committee considers Mr Mak to be a non-independent Director.

4 Ordinary Resolution No. 9 is to approve the payment of Directors' fees of S$620,000.00 (FY2006-07: S$650,152.00) for the year ended 31 March 2008, for services rendered by Directors on the Board as well as on various Board Committees. The formula for computation of the said Directors' fees is set out in the section on "**Corporate Governance Report**" in the SATS Annual Report for FY2007-08.

5 Ordinary Resolution No. 10, if passed, will empower Directors to issue shares, make or grant instruments convertible into shares and to issue shares pursuant to such instruments, from the date of the above Meeting until the date of the next Annual General Meeting. The number of shares which the Directors may issue under this Resolution will not exceed 50 percent of the issued shares (excluding treasury shares) in the capital of the Company with a sub-limit of 10 percent for issues other than on a *pro rata* basis. The 10 percent sub-limit for non-*pro rata* issues is lower than the 20 percent sub-limit allowed under the Listing Manual of the SGX-ST and the Articles of Association of the Company. For the purpose of determining the aggregate number of shares which may be issued, the percentage of issued shares shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time this Ordinary Resolution is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible instruments or share options or vesting of share awards which are outstanding at the time this Ordinary Resolution is passed and (b) any subsequent bonus issue, consolidation or subdivision of shares.

6 Ordinary Resolution No. 11, if passed, will empower the Directors to offer and grant options and/or awards and to allot and issue ordinary shares in the capital of the Company pursuant to the SATS Employee Share Option Plan, the SATS Performance Share Plan and the SATS Restricted Share Plan. The modified SATS Employee Share Option Plan was adopted at the Extraordinary General Meeting of the Company held on 7 July 2001 and has been amended from time to time. The SATS Performance Share Plan and the SATS Restricted Share Plan were adopted at the Extraordinary General Meeting of the Company held on 19 July 2005 and were amended in 2006.

7 Ordinary Resolution No. 12 is to renew the mandate to allow the Company, its subsidiaries and relevant associated companies or any of them to enter into certain interested person transactions with certain classes of interested persons as described in the Appendix to the Letter to Shareholders. The authority will, unless revoked or varied by the Company in General Meeting, continue in force until the conclusion of the next Annual General Meeting of the Company. Please refer to the Letter to Shareholders for more details.

Notes

1 A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two (2) proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2 The instrument appointing a proxy must be deposited at the office of the Company's Share Registrar, M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, not less than 48 hours before the time appointed for the Meeting.

Proxy Form

(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

FOR THEIR INFORMATION ONLY.
2 This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

*I/We, ______________________________ (NRIC/Passport No. ______________) of

of ______________________________ (Address)

being a *member/members of Singapore Airport Terminal Services Limited (the "**Company**"), hereby appoint

Name	Address	NRIC/ Passport No.	No. of Shares Represented	Proportion of Shareholdings (%)

and/or (delete as appropriate)

Name	Address	NRIC/ Passport No.	No. of Shares Represented	Proportion of Shareholdings (%)

or failing *him/her, the Chairman of the Annual General Meeting ("**AGM**") of the Company as *my/our *proxy/proxies to attend and to vote for *me/us and on *my/our behalf and, if necessary, to demand a poll, at the AGM of the Company, to be held on 24 July 2008 and at any adjournment thereof.

*I/We direct *my/our *proxy/proxies to vote for or against the Ordinary Resolutions to be proposed at the AGM as indicated hereunder. If no specific direction as to voting is given, the *proxy/proxies will vote or abstain from voting at *his/their discretion, as *he/they will on any other matter arising at the AGM and at any adjournment thereof. If no person is named in the above boxes, the Chairman of the AGM shall be *my/our *proxy/proxies to vote, for or against the Resolutions to be proposed at the AGM as indicated hereunder, for *me/us and on *my/our behalf and, if necessary, to demand a poll, at the AGM and at any adjournment thereof.

No.	Resolution	For**	Against**
	Ordinary Business		
1	Adoption of the Directors' Report, Audited Accounts and the Auditors' Report		
2	Declaration of final dividend		
3	Re-election of Mr Khaw Kheng Joo as Director		
4	Re-election of Mr Edmund Cheng Wai Wing as Director		
5	Re-election of Dr Rajiv Behari Lall as Director		
6	Re-election of Mr David Zalmon Baffsky as Director		
7	Appointment of Mr Mak Swee Wah as Director		
8	Re-appointment and remuneration of Auditors		
9	Approval of Directors' fees		
	Special Business		
10	Authority for Directors to issue additional shares and convertible instruments pursuant to Section 161 of the Companies Act, Cap 50		
11	Authority for Directors to offer and grant options and issue shares in accordance with the provisions of the SATS Employee Share Option Plan, SATS Performance Share Plan and SATS Restricted Share Plan		
12	Renewal of the mandate for Interested Person Transactions		

* Delete accordingly.
** Indicate your vote "For" or "Against" with a (√) within the box provided.

Total Number of Shares Held

Dated this ________ day of ________________ 2008

____
Signature(s) of Member(s) or Common Seal

Important: Please read notes on the reverse side

Notes:

1 A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. Such proxy need not be a member of the Company.

2 Where a member appoints two proxies, he must specify the proportion of his shareholding to be represented by each proxy, failing which the appointments will be deemed to have been made in the alternative.

3 The instrument appointing a proxy or representative must be signed by the appointor or his duly authorised attorney or if the appointor is a corporation, it must be executed either under its common seal or signed by its attorney or officer duly authorised.

4 A corporation which is a member may also appoint by resolution of its directors or other governing body an authorised representative or representatives in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore, to attend and vote on its behalf.

5 The instrument appointing a proxy or proxies (together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof) must be deposited at the office of the Company's Share Registrar, M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 at least 48 hours before the time appointed for the AGM.

6 On a show of hands, the Chairman of the AGM, who may be appointed as proxy by one or more members and who may also be a member in his own name, may vote as he deems fit, subject to applicable law.

7 A member should insert the total number of Shares held. If the member has Shares entered against his name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), he should insert that number of Shares. If the member has Shares registered in his name in the Register of Members, he should insert that number of Shares. If the member has Shares entered against his name in the Depository Register as well as Shares registered in his name in the Register of Members, he should insert the aggregate number of Shares. If no number is inserted, this form of proxy will be deemed to relate to all the Shares held by the member.

8 The Company shall be entitled to reject this instrument of proxy if it is incomplete, or illegible, or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in this instrument of proxy. In addition, in the case of a member whose Shares are entered in the Depository Register, the Company shall be entitled to reject this instrument of proxy which has been lodged if such member is not shown to have Shares entered against his name in the Depository Register at least 48 hours before the time appointed for holding the AGM as certified by The Central Depository (Pte) Limited to the Company.

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The Company Secretary
Singapore Airport Terminal Services Limited
c/o M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

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Request Form

(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

13 June 2008

Dear Shareholder

This is a copy of the Summary Financial Report ("SFR") of Singapore Airport Terminal Services Limited ("SATS") for financial year 2007-2008. The SFR contains a review of the SATS Group for the year ended 31 March 2008. It also contains a summary of the audited financial statements of SATS and the SATS Group for that financial year. We will continue to send you a copy of the SFR for subsequent financial years, for as long as you are a SATS shareholder, unless you indicate or had previously indicated otherwise.

The Directors' Report and the full financial statements of SATS and the SATS Group for financial year 2007-2008 are set out in a separate report called the Annual Report. This report is available to all registered SATS shareholders at no cost upon request.

If you wish to receive a copy of the Annual Report for the financial year 2007-2008 and for subsequent financial years for as long as you are a shareholder, please complete the request form below by ticking the appropriate box, and return it to us at the address specified overleaf, by no later than 20 June 2008. **If we do not receive your request form by such date, it will indicate that you do not wish to receive the Annual Report for the financial year 2007-2008 and for future financial years.**

Nonetheless, please note that you may change your wishes in respect of our SFR and Annual Report for future financial years. If you had previously indicated your wishes to us in connection with your receipt of the SFR and/or Annual Report for this and future financial years, you may change your wishes by ticking the appropriate box in the request form below and returning it to us at the address specified overleaf, by no later than 20 June 2008. If we do not receive your request form, we will take it that there have been no changes to your wishes. Your later request will supersede the earlier requests received by us.

Please note that you will also be able to access the Annual Report on the SATS website www.sats.com.sg from 27 June 2008.

Yours faithfully,
For Singapore Airport Terminal Services Limited

Shireena Johan Woon
Company Secretary

To: The Company Secretary
Singapore Airport Terminal Services Limited
c/o M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

NB. Please tick only one box. Incomplete or incorrectly completed forms will not be processed.

[ ] * Please send to me the Annual Report for financial year 2007-2008 only.
[ ] Please do not send to me/us the Summary Financial Report and Annual Report for as long as I am/we are shareholder(s) of Singapore Airport Terminal Services Limited.
[ ] Please send to me/us the Annual Report in addition to the Summary Financial Report for financial year 2007-2008 and for as long as I am/we are shareholder(s) of Singapore Airport Terminal Services Limited.

The shares are held by me under or through *(please tick)*:

[ ] CDP Securities Account Number | 1 | 6 | 8 | 1 | – | | | | | – | | | | |

[ ] CPF Investment Scheme ("CPFIS") Account

*** If you hold the shares under or through CPFIS, you can only select this first option.**

Name(s) of shareholder(s): ______________________________

NRIC/Passport number(s): ______________________________

Address: ______________________________

Signature(s): ______________________________ Date: ______________

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be paid by
addressee.
For posting in
Singapore only.

BUSINESS REPLY SERVICE
PERMIT NO. 04910

The Company Secretary
Singapore Airport Terminal Services Limited
c/o M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

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Corporate Information

Board of Directors

Edmund Cheng Wai Wing
Chairman

Chew Choon Seng
Deputy Chairman

David Zalmon Baffsky
(from 15 May 2008)

Khaw Kheng Joo

Rajiv Behari Lall
(from 1 May 2008)

Ng Kee Choe

Ow Chin Hock

Keith Tay Ah Kee

Yeo Chee Tong

Board Committees

Board Executive Committee

Edmund Cheng Wai Wing
Chairman

Chew Choon Seng
Member

Ng Kee Choe
Member

Audit & Risk Management Committee

Keith Tay Ah Kee
Chairman

Ng Kee Choe
Member

Ow Chin Hock
Member

Nominating Committee

Ow Chin Hock
Chairman

Khaw Kheng Joo
Member

Keith Tay Ah Kee
Member

Remuneration & Human Resource Committee

Edmund Cheng Wai Wing
Chairman

Chew Choon Seng
Member

Yeo Chee Tong
Member

Company Secretary

Shirleena Johan Weon

Share Registrar

M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

Auditors

Ernst & Young
Public Accountants and
Certified Public Accountants
One Raffles Quay
North Tower #18-01
Singapore 048583

Audit Partner
Winston Ngan
(appointed since FY2008-09)

Company Registration No.

197201770G

Registered Office

20 Airport Boulevard
Singapore 819659

Corporate Management

Clement Woon Hin Yong
President and Chief Executive Officer

Karmjit Singh
Chief Operating Officer

Gan Soo Lim
Chief Financial Officer

Leong Kok Hong
Senior Vice President
(North Asia)

Operating Divisions

Tan Chuan Lye
Senior Vice President
(Catering)

Andrew Lim Cheng Yueh
Senior Vice President
(Aviation and Passenger Services)

Yacoob Piperdi
Senior Vice President
(Cargo Services)

Subsidiaries

Denis Marie
General Manager
SATS Security Services Private Limited

Franklin Tan Chiew Kiang
Chief Executive Officer
Country Foods Pte. Ltd.

Registered Office
Singapore Airport Terminal Services Limited (SATS)
20 Airport Boulevard
Singapore 819659

A Subsidiary of SINGAPORE AIRLINES

Company Registration No.
197201770G

Investor Relations Contact
Phone 65-6541 8203
Fax 65-6541 8204

www.sats.com.sg

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

LETTER TO SHAREHOLDERS

Board of Directors

Mr Edmund Cheng Wai Wing
Mr Chew Choon Seng
Mr David Zalmon Baffsky
Mr Khaw Kheng Joo
Dr Rajiv Behari Lall
Mr Ng Kee Choe
Dr Ow Chin Hock
Mr Keith Tay Ah Kee
Mr Yeo Chee Tong

Registered Office

SATS Inflight Catering Centre 1
20 Airport Boulevard
Singapore 819659

13 June 2008

To: The Shareholders of
Singapore Airport Terminal Services Limited

Dear Sir/Madam,

THE PROPOSED RENEWAL OF THE MANDATE FOR INTERESTED PERSON TRANSACTIONS

1. INTRODUCTION

1.1 **Notice of 2008 AGM.** We refer to:

(a) the Notice of Annual General Meeting (the "**Notice**") of Singapore Airport Terminal Services Limited (the "**Company**") dated 13 June 2008, accompanying the Summary Financial Report 2007/2008, convening the 35th Annual General Meeting of the Company to be held on 24 July 2008 (the "**2008 AGM**"); and

(b) Ordinary Resolution No. 12 proposed in the Notice.

1.2 **Letter to Shareholders.** The purpose of this Letter is to provide shareholders with information relating to Ordinary Resolution No. 12 proposed in the Notice.

2. THE PROPOSED RENEWAL OF THE MANDATE FOR INTERESTED PERSON TRANSACTIONS

2.1 **Background.** At the Extraordinary General Meeting of the Company held on 26 July 2007 (the "**2007 EGM**"), shareholders approved, *inter alia*, the renewal of a mandate (the "**IPT Mandate**") to enable the Company, its subsidiaries and associated companies which are considered to be "entities at risk" (as that term is used in Chapter 9 of the Listing Manual (the "**Listing Manual**") of the Singapore Exchange Securities Trading Limited) (the "**EAR Group**") to enter into certain interested person transactions with the classes of interested persons (the "**Interested Persons**") as set out in the IPT Mandate. Particulars of the IPT Mandate were set out in Appendix 1 to the Company's Circular to Shareholders dated 14 June 2007 and Ordinary Resolution 1 as set out in the Notice of the 2007 EGM.

The IPT Mandate was expressed to take effect until the conclusion of the next Annual General Meeting of the Company, being the 2008 AGM which is scheduled to be held on 24 July 2008.

2.2 **The Proposed Renewal of the IPT Mandate.** The Directors propose that the IPT Mandate be renewed at the 2008 AGM to take effect until the next Annual General Meeting, being the 36th Annual General Meeting of the Company. There is no change to the terms of the IPT Mandate which is proposed to be renewed, that is, there is no change to the Interested Persons (as defined in the IPT Mandate), the Interested Person Transactions (as defined in the IPT Mandate), and the review procedures for Interested Person Transactions subject to the IPT Mandate.

2.3 **Appendix.** Details of the IPT Mandate, including the rationale for, and the benefits to, the Company, the review procedures for determining transaction prices with the Interested Persons and other general information relating to Chapter 9 of the Listing Manual, are set out in the Appendix to this Letter.

2.4 **Audit and Risk Management Committee Statement.** The Audit and Risk Management Committee of the Company, comprising Mr Keith Tay Ah Kee, Mr Ng Kee Choe and Dr Ow Chin Hock, confirms that:

(a) the methods or procedures for determining the transaction prices under the IPT Mandate have not changed since the 2007 EGM; and

(b) the methods or procedures referred to in sub-paragraph (a) above are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority shareholders.

3. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

3.1 **Directors' Interests in Shares.** The interests of the Directors in the ordinary shares in the capital of the Company ("**Shares**") as recorded in the Register of Directors' Shareholdings as at 16 May 2008, being the latest practicable date prior to the printing of this Letter (the "**Latest Practicable Date**"), are set out below:

	Direct Interest		Deemed Interest[1]		Number of Shares comprised in outstanding options/awards
Director	**Number of Shares**	**%[2]**	**Number of Shares**	**%[2]**	
Mr Edmund Cheng Wai Wing	—	—	—	—	—
Mr Chew Choon Seng	10,000	0.0009	—	—	—
Mr David Zalmon Baffsky	—	—	—	—	—
Mr Khaw Kheng Joo	—	—	—	—	—
Dr Rajiv Behari Lall	—	—	—	—	—
Mr Ng Kee Choe	11,000	0.0010	—	—	—
Dr Ow Chin Hock	—	—	—	—	—
Mr Keith Tay Ah Kee	35,000	0.0033	—	—	—
Mr Yeo Chee Tong	—	—	—	—	—

Notes:

(1) Deemed interests refer to interests determined pursuant to Section 7 of the Companies Act, Chapter 50.

(2) Based on 1,076,518,980 Shares in issue as at the Latest Practicable Date.

3.2 **Substantial Shareholders' Interests in Shares.** The interests of the substantial shareholders in Shares as recorded in the Register of Substantial Shareholders as at the Latest Practicable Date are set out below:

	Direct Interest		Deemed Interest[1]		Total Interest	
Substantial Shareholders	**Number of Shares**	**%[2]**	**Number of Shares**	**%[2]**	**Number of Shares**	**%[2]**
Singapore Airlines Limited	870,000,000	80.82	—	—	870,000,000	80.82
Temasek Holdings (Private) Limited	—	—	870,040,000	80.82	870,040,000	80.82

Notes:

(1) Deemed interests refer to interests determined pursuant to Section 7 of the Companies Act, Chapter 50.

(2) Based on 1,076,518,980 Shares in issue as at the Latest Practicable Date.

3.3 **Abstention from Voting.** Mr Chew Choon Seng (being an employee of Singapore Airlines Limited) will abstain from voting his Shares, if any, at the 2008 AGM in respect of Ordinary Resolution No. 12, being the Ordinary Resolution relating to the proposed renewal of the IPT Mandate. He will also not accept nominations to act as proxy, corporate representative or attorney to vote in respect of Ordinary Resolution No. 12 unless that shareholder appointing him indicates clearly how votes are to be cast in respect of Ordinary Resolution No. 12.

Temasek Holdings (Private) Limited and its associates (which include Singapore Airlines Limited and its associates), being Interested Persons, will also abstain from voting their Shares, if any, in respect of Ordinary Resolution No. 12.

4. DIRECTORS' RECOMMENDATION

The Directors who are considered independent for the purposes of the proposed renewal of the IPT Mandate are Mr Edmund Cheng Wai Wing, Mr David Zalmon Baffsky, Mr Khaw Kheng Joo, Dr Rajiv Behari Lall, Mr Ng Kee Choe, Dr Ow Chin Hock, Mr Keith Tay Ah Kee and Mr Yeo Chee Tong (the "**Independent Directors**"). The Independent Directors are of the opinion that the entry into of the interested person transactions between the EAR Group (as described in paragraph 2.1.2 of the Appendix to this Letter) and those Interested Persons (as described in paragraph 2.3 of the Appendix to this Letter) in the ordinary course of their respective businesses will be made to enhance the efficiency of the EAR Group and are in the best interests of the Company.

For the reasons set out in paragraphs 2.1 and 2.6 of the Appendix to this Letter, the Independent Directors recommend that shareholders vote in favour of Ordinary Resolution No. 12 proposed in the Notice, being the Ordinary Resolution relating to the proposed renewal of the IPT Mandate at the 2008 AGM.

5. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at SATS Inflight Catering Centre 1, 20 Airport Boulevard, Singapore 819659 during normal business hours from the date of this Letter up to the date of the 2008 AGM:

(a) the audited consolidated accounts of the Company for the financial year ended 31 March 2008;

(b) the Memorandum and Articles of Association of the Company; and

(c) the 2007 Circular.

6. RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Letter and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this Letter are fair and accurate and that there are no material facts the omission of which would make any statement in this Letter misleading.

Yours faithfully
for and on behalf of the
Board of Directors of
Singapore Airport Terminal Services Limited

Mr Edmund Cheng Wai Wing
Chairman

THE IPT MANDATE

1. CHAPTER 9 OF THE LISTING MANUAL

1.1 Chapter 9 of the listing manual (the "**Listing Manual**") of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") governs transactions by a listed company, as well as transactions by its subsidiaries and associated companies that are considered to be at risk, with the listed company's interested persons. When this Chapter applies to a transaction and the value of that transaction alone or on aggregation with other transactions conducted with the interested person during the same financial year reaches, or exceeds, certain materiality thresholds, the listed company is required to make an immediate announcement, or to make an immediate announcement and seek its shareholders' approval for that transaction.

1.2 Except for certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested persons and hence are excluded from the ambit of Chapter 9 of the Listing Manual ("**Chapter 9**"), immediate announcement and shareholders' approval would be required in respect of transactions with interested persons if certain financial thresholds (which are based on the value of the transaction as compared with the listed company's latest audited consolidated net tangible assets ("**NTA**")) are reached or exceeded. In particular, shareholders' approval is required for an interested person transaction of a value equal to, or exceeding:

(a) 5% of the listed company's latest audited consolidated NTA; or

(b) 5% of the listed company's latest audited consolidated NTA, when aggregated with other transactions entered into with the same interested person (as such term is construed under Chapter 9) during the same financial year.

1.3 Based on the latest audited consolidated accounts of Singapore Airport Terminal Services Limited ("**SATS**" or the "**Company**") and its subsidiaries (collectively, the "**SATS Group**") for the financial year ended 31 March 2008, the consolidated NTA of the SATS Group was approximately S$1,278.1 million. In relation to SATS, and for the purposes of complying with Chapter 9, in the current financial year and until such time as the consolidated audited accounts of the SATS Group for the financial year ending 31 March 2009 are published, 5% of the latest audited consolidated NTA of the SATS Group would be approximately S$63.9 million.

1.4 Chapter 9 permits a listed company, however, to seek a general mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials (but not in respect of the purchase or sale of assets, undertakings or businesses) that may be carried out with the listed company's interested persons.

1.5 Under the Listing Manual:

(a) an "**approved exchange**" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9;

(b) an "**associate**" in relation to an interested person who is a director, chief executive officer or controlling shareholder includes an immediate family member (that is, the spouse, child, adopted-child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder, the trustees of any trust of which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object, and any company in which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family has an aggregate interest (directly or indirectly) of 30% or more, and, where a controlling shareholder is a corporation, its subsidiary or holding company or fellow subsidiary or a company in which it and/or they have (directly or indirectly) an interest of 30% or more;

(c) an "**associated company**" means a company in which at least 20% but not more than 50% of its shares are held by the listed company or group;

(d) "**control**" means the capacity to dominate decision-making, directly or indirectly, in relation to the financial and operating policies of a company;

(e) a "**controlling shareholder**" means a person who (i) holds directly or indirectly 15% or more of the total number of issued shares in the company excluding treasury shares (the SGX-ST may determine that such person is not a controlling shareholder) or (ii) in fact exercises control over a company;

(f) an "**entity at risk**" means:

   (i) the listed company;

   (ii) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange; or

   (iii) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "**listed group**"), or the listed group and its interested person(s), has control over the associated company;

(g) an "**interested person**" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder; and

(h) an "**interested person transaction**" means a transaction between an entity at risk and an interested person.

2. THE IPT MANDATE

2.1 Rationale for the IPT Mandate

2.1.1 It is anticipated that the EAR Group (as defined in paragraph 2.1.2 below) would, in the ordinary course of its business, enter into certain transactions with its Interested Persons (as defined below). It is likely that such transactions will occur with some degree of frequency and could arise at any time. Such transactions include, but are not limited to, the transactions described in paragraph 2.4 below. Among other things, the entry into of financial and treasury support transactions described in paragraph 2.4(b) below will benefit the EAR Group, as the EAR Group will have access to competitive quotes from its Interested Persons in addition to obtaining quotes from, or transacting with, non-Interested Persons. Similarly, the Company notes that the energy industry in Singapore is undergoing deregulation and may obtain electricity and other power sources and utilities from interested persons that carry on such business. Given the anticipated competition arising from the deregulation, it may be beneficial to the EAR Group to enter into such transactions with the relevant Interested Persons to take advantage of such competition in terms of pricing, products and services.

2.1.2 Owing to the time-sensitive nature of commercial transactions, the Directors of the Company (the "**Directors**") are seeking approval from the shareholders of the Company (the "**Shareholders**") for this proposed IPT Mandate pursuant to Chapter 9 to enable:

(a) SATS;

(b) subsidiaries of SATS (excluding subsidiaries listed on the SGX-ST or an approved exchange); and

(c) associated companies of SATS (excluding associated companies listed on the SGX-ST or an approved exchange) over which the SATS Group, or the SATS Group and interested person(s) of SATS has or have control,

(together, the "**EAR Group**"), or any of them, in the normal course of their business, to enter into the categories of interested person transactions ("**Interested Person Transactions**") described in paragraph 2.4 below with the specified classes of SATS' interested persons (the "**Interested Persons**") set out in paragraph 2.3.1 below, provided that such transactions are made on the EAR Group's normal commercial terms.

2.1.3 The IPT Mandate will take effect from the date of the passing of the ordinary resolution relating thereto, to be proposed at the 35th Annual General Meeting of the Company to be held on 24 July 2008, and will (unless revoked or varied in general meeting) continue in force until the next Annual General Meeting ("**AGM**") of the Company. Thereafter, approval from Shareholders for a renewal of the IPT Mandate will be sought at each subsequent AGM of the Company, subject to the satisfactory review by the Audit and Risk Management Committee of the Company (the "**Audit and Risk Management Committee**") of its continued application to the transactions with Interested Persons.

2.2 Scope of the IPT Mandate

2.2.1 Singapore Airlines Limited ("**SIA**") and its subsidiaries provide a whole range of services to the EAR Group including financial support, technical and information technology services, insurance services, central purchasing, internal audit and other support services, whilst the EAR Group provides, *inter alia,* air freight and ground handling services, inflight meal and food catering services, laundry and linen services and security services to SIA, SilkAir (Singapore) Private Limited and Singapore Airlines Cargo Pte Ltd. The EAR Group also provides certain security and other services to SIA Engineering Company Limited.

2.2.2 The IPT Mandate will not cover any transaction by a company in the EAR Group with an Interested Person that is below S$100,000 in value as the threshold and aggregation requirements of Chapter 9 would not apply to such transactions.

2.3 Classes of Interested Persons

2.3.1 The IPT Mandate will apply to the Interested Person Transactions (as described in paragraph 2.4 below) which are carried out with Temasek Holdings (Private) Limited and its associates (which include SIA and its associates).

2.3.2 Transactions with Interested Persons which do not fall within the ambit of the IPT Mandate shall be subject to the relevant provisions of the Listing Manual. The IPT Mandate does not apply to Interested Person Transactions with the Chief Executive Officer of the Company (the "**CEO**"), the Directors, and their respective associates, for which separate Shareholders' approval will be obtained if it becomes necessary to do so.

2.4 Interested Person Transactions

The Interested Person Transactions which will be covered by the IPT Mandate and the benefits to be derived from them are the general transactions by the EAR Group relating to the provision to, or the obtaining from or through, Interested Persons, or the joint transacting with Interested Persons for, products and services in the normal course of business of the EAR Group (but not in respect of the purchase or sale of assets, undertakings or businesses), including:

(a) air freight, logistics and other cargo-related services, and passenger, baggage and other ground handling services, food supply, inflight meal and food catering services, food testing services, laundry and linen services and security services;

(b) provision of central purchasing, financial and treasury support (including borrowing of funds from, and placement of funds with, Interested Persons, entry into forex, swap and option transactions with or through Interested Persons for hedging purposes, subscription of debt securities issued by Interested Persons, and provision of fund management services), tax, internal audit, staff training and centrally organised activities and meetings for staff and management, staff transportation and other personnel-related or staff welfare-related services, provision of management and corporate support, staff pooling, technical support, central reservations and other telecommunications systems and support, and other related services;

(c) provision of technical and information technology services, including the acquisition and leasing of computer equipment, provision of computer maintenance services and systems, development, licensing and acquisition of computer software programmes, and other information technology-related equipment, goods and services;

(d) rental and licensing of space, both as lessor/lessee and licensor/licensee, provision of building maintenance services, property management services, and the development of property for investment purposes;

(e) the obtaining of insurances and the underwriting of risks;

(f) the obtaining of electricity and other power sources and utilities; and

(g) any other transaction relating to the provision of or obtaining from or through, Interested Persons, or the joint transacting with Interested Persons for, products and services related to the EAR Group's principal and ancillary activities in the normal course of its business and on normal commercial terms.

2.5 Review Procedures for Interested Person Transactions subject to the IPT Mandate (the "Mandated Interested Person Transactions")

2.5.1 The EAR Group has established the following procedures to ensure that Mandated Interested Person Transactions are undertaken on the EAR Group's normal commercial terms:

(a) *Review Procedures*

There are procedures established by the EAR Group to ensure that Mandated Interested Person Transactions are undertaken on the EAR Group's normal commercial terms, consistent with the EAR Group's usual business practices and policies, which are generally no more favourable to the Interested Persons than those extended to unrelated third parties.

In particular, the following review procedures have been put in place.

(i) *Provision of Services or the Sale of Products*

The review procedures are:

(aa) all contracts entered into or transactions with Interested Persons are to be carried out at the prevailing market rates or prices of the service or product providers, on terms which are generally no more favourable to the Interested Persons than the usual commercial terms that would be extended to unrelated third parties (including, where applicable, preferential rates/prices/discounts accorded for bulk or high volume purchases) or otherwise in accordance with applicable industry norms; and

(bb) where the prevailing market rates or prices are not available due to the nature of service to be provided or the product to be sold, the EAR Group's pricing for such services to be provided or products to be sold to Interested Persons is determined in accordance with the EAR Group's usual business practices and pricing policies, consistent with the key terms to be obtained by the EAR Group for the same or substantially similar type of contract or transaction with unrelated third parties, taking into consideration factors including but not limited to, quantity, volume, consumption, customer requirements, specifications, duration of contract, strategic purposes of the transaction or the limited resources available to the EAR Group.

(ii) *Obtaining of Services or the Purchasing of Products*

All purchases made by the EAR Group, including purchases from Interested Persons are governed by internal control procedures which detail matters such as the constitution of internal approving authorities, their monetary jurisdictions, the number of vendors from whom bids are to be obtained and the review procedures. The guiding principle is to objectively obtain the best goods and/or services on the best terms. Tender exercises are generally conducted for most of our purchases except in the case of transactions of value below certain thresholds specified in the internal control procedures. Where it is not possible, practicable or appropriate for a tender to be called (for example, where the service is required urgently or where conducting an effective tender would require disclosure of confidential price-sensitive information), an authorised senior management staff within the EAR Group will determine whether the price and terms offered by the Interested Person are on normal commercial terms.

In the case where a tender exercise is conducted, the invitation for bids will generally include a specimen contract to preclude negotiations by the vendor on the terms of supply after the successful vendor is selected by the tenders committee. There will be written contractual terms of supply applicable to each tender. The tender review procedures require:

(aa) (in the case of the SATS Group) an open tender for bids to be called if there are more than 6 known vendors for the contract or item unless this requirement is waived by the tenders committee in exceptional circumstances, in which case a closed tender will be called; if there are 6 or fewer known vendors, a closed tender for bids will be called inviting all the known vendors to bid; and

(bb) (in the case of the associated company of the Company forming part of the EAR Group) an open tender for bids to be called if the value of the contract exceeds a specified amount; if it does not exceed such amount, a closed tender for bids will be called inviting all known vendors to bid.

For the purpose of this provision, the expression "**known vendors**" refers to vendors known to the relevant purchaser of services or products within the EAR Group or the relevant purchasing authority, which the tenders committee considers to have the requisite qualification for the contract. Bids which are received, regardless of whether they are from Interested Persons or not will be subject to the same evaluation criteria based on price, product quality, delivery schedules, specification compliance, track record, experience and expertise. Preferential rates, rebates or discounts accorded for bulk purchases are also taken into account.

(iii) *Treasury Transactions*

(aa) Placements

In relation to the placement with any Interested Person by the EAR Group of its funds, the Company will require that quotations be obtained from such Interested Person and at least two other potential counterparties for rates of deposits with such counterparties of an equivalent amount, and for the equivalent period, of the funds to be placed by the EAR Group. The EAR Group will only place its funds with such Interested Person, provided that the terms quoted are generally no less favourable than the terms quoted by such counterparties for equivalent amounts, taking into account all relevant factors.

(bb) Borrowings

In relation to the borrowing of funds from any Interested Person by the EAR Group, the Company will require that quotations be obtained from such Interested Person and at least two other potential counterparties for rates for loans from such counterparties of an equivalent amount, and for the equivalent period, of the funds to be borrowed by the EAR Group. The EAR Group will only borrow funds from such Interested Person if the Interested Person offers the best rates and terms and best meets the EAR Group's requirements, taking into account all relevant factors.

(cc) Debt Securities and Preference Shares

In relation to the subscription of debt securities or preference shares issued by, or the purchase of debt securities or preference shares from, Interested Persons, the EAR Group will only subscribe for or purchase such debt securities or preference shares after assessment of the credit risk of such Interested Persons, provided that the price(s) at which the EAR Group subscribes for or purchases such debt securities or preference shares is not higher than the price(s) at which such debt securities or preference shares are subscribed for or purchased by unrelated third parties.

In relation to the issue or sale to Interested Persons of debt securities or preference shares, the EAR Group will issue or sell such debt securities or preference shares to Interested Persons provided that the price(s) at which the EAR Group issues or sells such debt securities or preference shares is not lower than the price(s) at which such debt securities or preference shares are issued or sold to unrelated third parties. The EAR Group will also comply with all applicable laws and regulations in connection with the issue or sale of such debt securities or preference shares to Interested Persons.

(dd) Forex, Swaps, Options

In relation to forex, swaps and options transactions with any Interested Person by the EAR Group, the Company will require that rate quotations be obtained from such Interested Person and at least two other potential counterparties. The EAR Group will only enter into such forex, swaps or options transactions with such Interested Person if the Interested Person offers the best rates and terms and best meets the EAR Group's requirements, taking into account all relevant factors.

For the purposes of this sub-paragraph (iii), references to "**counterparties**" include, but are not limited to, banks, financial institutions or other corporates, which are not Interested Persons.

(b) *Threshold Limits*

In addition to the review procedures, the following review and approval procedures will be implemented to supplement existing internal control procedures for general transactions:

(i) Interested Person Transactions equal to or exceeding S$100,000 but less than S$3 million in value will be reviewed and approved by (aa) a senior member of the Company's management designated for such purpose by the CEO, (bb) the CEO or (cc) the Audit and Risk Management Committee;

(ii) Interested Person Transactions equal to or exceeding S$3 million but less than S$30 million in value will be reviewed and approved by (aa) the CEO or (bb) the Audit and Risk Management Committee;

(iii) Interested Person Transactions equal to or exceeding S$30 million in value will be reviewed and approved by the Board of Directors of the Company (the "**Board**") and the Audit and Risk Management Committee;

(iv) where the aggregate value of all Interested Person Transactions (including the latest Interested Person Transaction) entered into with the same Interested Person in the current financial year is equal to or exceeds S$3 million but below S$30 million in value, the latest and all future Interested Person Transactions equal to or above S$100,000 but below S$30 million in value will be reviewed and approved by (aa) the CEO or (bb) the Audit and Risk Management Committee; and

(v) where the aggregate value of all Interested Person Transactions (including the latest Interested Person Transaction) entered into with the same Interested Person in the current financial year is equal to or exceeds S$30 million in value, the latest and all future Interested Person Transactions equal to or above S$100,000 in value will be reviewed and approved by the Board and the Audit and Risk Management Committee.

References to the "**same Interested Person**" shall bear the meaning set out in Clause 908 of the Listing Manual.

Individual transactions of a value less than S$100,000 do not require review and approval and will not be taken into account in the aggregation referred to in sub-paragraphs (iv) and (v) above. Interested Person Transactions entered into with the same Interested Person in previous financial years will not be taken into account in the aggregation of transactions for the purpose of the IPT Mandate under sub-paragraphs (iv) and (v) above.

2.5.2 A register will be maintained by the Company to record all Interested Person Transactions which are entered into pursuant to the IPT Mandate. The internal audit plan will incorporate an audit of Interested Person Transactions entered into pursuant to the IPT Mandate to ensure that the relevant approvals have been obtained and the review procedures in respect of such transactions are adhered to.

2.5.3 The Board and the Audit and Risk Management Committee shall review the internal audit reports to ascertain that the guidelines and procedures to monitor Interested Person Transactions have been complied with.

2.5.4 The Board and the Audit and Risk Management Committee shall have overall responsibility for the determination of the review procedures (including the interpretation and implementation thereof) with the authority to sub-delegate to individuals or committees within the Company as they deem appropriate. If a member of the Board or the Audit and Risk Management Committee has an interest in the transaction to be reviewed by the Board or the Audit and Risk Management Committee, as the case may be, he will abstain from any decision-making by the Board or the Audit and Risk Management Committee in respect of that transaction.

2.6 Benefit to Shareholders

2.6.1 The IPT Mandate and its subsequent renewal on an annual basis would eliminate the need to convene separate general meetings from time to time to seek Shareholders' approval as and when potential Interested Person Transactions with a specific class of Interested Persons arise, thereby reducing substantially administrative time and expenses in convening such meetings, without compromising the corporate objectives or adversely affecting the business opportunities available to the Company.

2.6.2 The IPT Mandate is intended to facilitate transactions in the normal course of business of the EAR Group which are transacted from time to time with the specified classes of Interested Persons, provided that they are carried out on the normal commercial terms of the relevant company in the EAR Group and are not prejudicial to the Shareholders.

2.6.3 Pursuant to Rules 907 and 920(1) of the Listing Manual, the Company will:

(a) announce the aggregate value (as determined by the Board) of transactions entered into with Interested Persons pursuant to the IPT Mandate, for the quarterly financial periods which it is required to report on pursuant to the Listing Manual, and within the time required for the announcement of such report; and

(b) disclose the IPT Mandate in the annual report of SATS, giving details of the aggregate value of Interested Person Transactions entered into pursuant to the IPT Mandate during the current financial year, and in the annual reports for the subsequent financial years during which a shareholders' mandate for interested person transactions is in force or as otherwise required by the provisions of the Listing Manual.

The name of the Interested Person and the corresponding aggregate value of the Interested Person Transactions entered into with the same Interested Person will be presented in the following format:

Name of interested person	**Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions pursuant to the IPT Mandate (or a shareholders' mandate for interested person transactions under Rule 920 of the Listing Manual))**	**Aggregate value of all interested person transactions under the IPT Mandate (or a shareholders' mandate for interested person transactions under Rule 920 of the Listing Manual) during the financial year under review (excluding transactions less than S$100,000)**

2.7 Audit and Risk Management Committee's Statements

2.7.1 The Audit and Risk Management Committee has reviewed the terms of the IPT Mandate, as proposed to be renewed, and is satisfied that the methods and procedures for determining the transaction prices as set out in the IPT Mandate are sufficient to ensure that Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

2.7.2 The Audit and Risk Management Committee will, in conjunction with its review of the internal audit reports and relevant Interested Person Transactions, as the case may be, also review the established guidelines and procedures to ascertain that they have been complied with. Further, if during these periodic reviews by the Audit and Risk Management Committee, the Audit and Risk Management Committee is of the view that the methods and procedures as stated above are not sufficient to ensure that these Interested Person Transactions will be on the normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders, the Company will revert to Shareholders for a fresh mandate based on new methods and procedures for transactions with Interested Persons.

END